Omnicom

ANNUAL REPORT

2024

Omnicom

ANNUAL REPORT

2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

Commission File Number: 1-10551

OMNICOM GROUP INC.

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	13-1514814 (I.R.S. Employer Identification No.)
280 Park Avenue, New York, NY (Address of principal executive offices)	10017 (Zip Code)

Registrant's telephone number, including area code: (212) 415-3600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.15 Par Value	OMC	New York Stock Exchange
0.800% Senior Notes due 2027	OMC/27	New York Stock Exchange
1.400% Senior Notes due 2031	OMC/31	New York Stock Exchange
3.700% Senior Notes due 2032	OMC/32	New York Stock Exchange
2.250% Senior Notes due 2033	OMC/33	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of the chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of June 30, 2024 was $17,486,183,571. As of January 30, 2025, there were 196,490,662 shares of Omnicom Group Inc. Common Stock outstanding.

Portions of the Omnicom Group Inc. Definitive Proxy Statement for the Annual Meeting of Shareholders planned to be held on May 6, 2025 are incorporated by reference into Part III of this report to the extent described herein.

OMNICOM GROUP INC.
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, including statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, the Company or its representatives have made, or may make, forward-looking statements, orally or in writing. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the Company's management as well as assumptions made by, and information currently available to, the Company's management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "should," "would," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company's control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include:

- risks relating to the pending Merger (as defined below) with The Interpublic Group of Companies, Inc., or IPG, including: that the Merger may not be completed in a timely manner or at all; delays, unanticipated costs or restrictions resulting from regulatory review of the Merger; uncertainties associated with the Merger may cause a loss of both companies' management personnel and other key employees, and cause disruptions to both companies' business relationships; the Merger Agreement (as defined below) subjects the Company and IPG to restrictions on business activities prior to the effective time of the Merger; the Company and IPG are expected to incur significant costs in connection with the Merger and integration; litigation risks relating to the Merger; the business and operations of both companies may not be integrated successfully in the expected time frame; the Merger may result in a loss of both companies' clients, service providers, vendors, joint venture participants and other business counterparties; and the combined company may fail to realize all of the anticipated benefits of the Merger or fail to effectively manage its expanded operations;

- adverse economic conditions, including geopolitical events, international hostilities, acts of terrorism, public health crises, inflation or stagflation, tariffs and other trade barriers, central bank interest rate policies in countries that comprise our major markets and labor and supply chain issues affecting the distribution of our clients' products, or a disruption in the credit markets;

- international, national or local economic conditions that could adversely affect the Company or its clients,

- losses on media purchases and production costs incurred on behalf of clients;

- reductions in client spending, a slowdown in client payments or a deterioration or disruption in the credit markets;

- the ability to attract new clients and retain existing clients in the manner anticipated;

- changes in client marketing and communications services requirements;

- failure to manage potential conflicts of interest between or among clients;

- unanticipated changes related to competitive factors in the marketing and communications services industries;

- unanticipated changes to, or the ability to hire and retain key personnel;

- currency exchange rate fluctuations;

- reliance on information technology systems and risks related to cybersecurity incidents;

- effective management of the risks, challenges and efficiencies presented by utilizing Artificial Intelligence (AI) technologies and related partnerships in our business;

- changes in legislation or governmental regulations affecting the Company or its clients;

- risks associated with assumptions the Company makes in connection with its acquisitions, critical accounting estimates and legal proceedings;

- the Company's international operations, which are subject to the risks of currency repatriation restrictions, social or political conditions and an evolving regulatory environment in high-growth markets and developing countries; and

- risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that may affect the Company's business, including those described in Item 1A., "Risk Factors" and Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations", or MD&A, in this report and in other documents filed from time to time with the Securities and Exchange Commission, or SEC. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION WITH IPG AND WHERE TO FIND IT

In connection with the proposed transaction, Omnicom and IPG have filed a joint proxy statement with the SEC on January 17, 2025 and Omnicom has filed with the SEC a registration statement on Form S-4 on January 17, 2025 (File No. 333-284358) ("Form S-4") that includes the joint proxy statement of Omnicom and IPG and that also constitutes a prospectus of Omnicom. Each of Omnicom and IPG may also file other relevant documents with the SEC regarding the proposed transaction. This annual report on Form 10-K is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Omnicom or IPG may file with the SEC. The definitive joint proxy statement/prospectus have been mailed to stockholders of Omnicom and IPG. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, IPG AND THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Omnicom, IPG and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus and other documents (if and when available) filed with the SEC by Omnicom may be obtained free of charge on Omnicom's website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx or, alternatively, by directing a request by mail to Omnicom's Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by IPG may be obtained free of charge on IPG's website at https://investors.interpublic. com/sec-filings/financial-reports or, alternatively, by directing a request by mail to IPG's Corporate Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, NY 10022, Attention: SVP & Secretary.

PARTICIPANTS IN THE SOLICITATION

Omnicom, IPG and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Omnicom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in this Annual Report on Form 10-K, including under the heading "Information About Our Executive Officers," and proxy statement for Omnicom's 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, including under the headings "Executive Compensation," "Omnicom Board of Directors," "Directors' Compensation for Fiscal Year 2023" and "Stock Ownership Information." To the extent holdings of Omnicom common stock by the directors and executive officers of Omnicom have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 ("Form 3"), Statements of Changes in Beneficial Ownership on Form 4 ("Form 4") or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 ("Form 5"), subsequently filed by Omnicom's directors and executive officers with the SEC. Information about the directors and executive officers of IPG, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in IPG's Annual Report on Form 10-K, including under the heading "Executive Officers of the Registrant," and proxy statement for IPG's 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2024, including under the headings "Board Composition," "Non-Management Director Compensation," "Executive Compensation" and "Outstanding Shares and Ownership of Common Stock." To the extent holdings of IPG common stock by the directors and executive officers of IPG have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by IPG's directors and executive officers with the SEC.

Introduction

This report is our 2024 annual report to shareholders and our 2024 Annual Report on Form 10-K, or 2024 10-K.

Omnicom Group Inc., a New York corporation, was formed in 1986. The terms "Omnicom," "the Company," "we," "our" and "us" each refer to Omnicom Group Inc. and its subsidiaries unless the context indicates otherwise.

Item 1. Business

Agreement to Acquire IPG

On December 8, 2024, Omnicom entered into an Agreement and Plan of Merger, or the Merger Agreement, by and among Omnicom, EXT Subsidiary Inc., a direct wholly owned subsidiary of Omnicom, or Merger Sub, and IPG, pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into IPG, or the Merger, with IPG surviving the Merger as a wholly owned subsidiary of Omnicom. Under the terms of the Merger Agreement, IPG shareholders will receive 0.344 shares of Omnicom common stock for each share of IPG common stock they own. Following the close of the Merger, Omnicom shareholders are expected to own approximately 60.6% of the combined company and IPG shareholders are expected to own approximately 39.4%, on a fully diluted basis. The completion of the Merger is subject to customary closing conditions, including required regulatory approvals and the approval of the stockholders of both Omnicom and IPG. If completed, the Merger is expected to have a material impact on our business, results of operations and financial condition.

Our Business

We are a strategic holding company providing data-inspired, creative marketing and sales solutions to many of the largest global companies. Our portfolio of companies includes our global networks, BBDO, DDB and TBWA, Omnicom Media Group, the DAS Group of Companies, and the Communications Consultancy Network. All of our global networks integrate their service offerings with the Omnicom branded practice areas, including Omnicom Health Group, Omnicom Precision Marketing Group, Omnicom Commerce Group, Omnicom Advertising Collective, Omnicom Public Relations Group, Omnicom Brand Consulting Group, Flywheel Digital and Omnicom Production, a practice area that brings together Omnicom's global production capabilities, as well as our Experiential businesses and Execution & Support businesses, which includes Omnicom Specialty Marketing Group. In August 2024, we announced the formation of Omnicom Advertising Group, or OAG, a new global organization that aligns the world-class creative networks BBDO, DDB and TBWA, as well as leading agencies within the Omnicom Advertising Collective. OAG began operations in January 2025.

We operate in a highly competitive industry and compete against other global, national and regional advertising, marketing and communications services companies, as well as technology, social media and professional services companies. The proliferation of media channels, including the rapid development and integration of interactive technologies and media, has fragmented consumer audiences targeted by our clients. These developments make it more complex for marketers to reach their target audiences in a cost-effective way, causing them to turn to Omnicom for a customized mix of marketing and communications services designed to optimize their total marketing expenditure.

On a global, pan-regional, and local basis, our networks, practice areas and agencies provide a comprehensive range of services in the following fundamental disciplines: Media & Advertising, Precision Marketing, Public Relations, Healthcare, Branding & Retail Commerce, Experiential, and Execution & Support. Media & Advertising includes creative services across digital and traditional media, strategic media planning and buying, performance media, data analytics services, and Omnicom Production. Precision Marketing includes digital and direct marketing, digital transformation consulting, e-commerce operations, media execution, market intelligence and data and analytics. Public Relations services include corporate communications, crisis management, public affairs and media and media relations services. Healthcare includes corporate communications and advertising and media services to global healthcare and pharmaceutical companies. Branding & Retail Commerce services include brand and product consulting, strategy and research and retail marketing. Experiential marketing services include live and digital events and experience design and execution. Execution & Support includes field marketing, sales support, digital and physical merchandising, point-of-sale and product placement, as well as other specialized marketing and custom communications services. We operate in all major markets and have a large client base. Our geographic markets include the Americas, which includes North America and Latin America, Europe, the Middle East and Africa, or EMEA, and Asia-Pacific.

Our business model was built and continues to evolve around our clients. While our networks, practice areas and agencies operate under different names and frame their ideas in different disciplines, we organize our services around our clients. Our fundamental business principle is that our clients' specific requirements are the central focus of how we structure our service offerings and allocate our resources. This client-centric business model requires that multiple agencies within Omnicom collaborate in formal and informal virtual client networks utilizing our key client matrix organization structure. This collaboration allows us to cut across our internal organizational structures to execute our clients' marketing requirements in a consistent and comprehensive manner. We use our client-centric approach to grow our business by expanding our service offerings to existing clients, moving into new markets and obtaining new clients. In addition, we pursue selective acquisitions of complementary companies with strong entrepreneurial management teams that fill gaps in our service delivery to our existing clients. In addition to collaborating through our client service models, our agencies, practice areas and networks collaborate across internally developed technology platforms. Annalect and Omni, our proprietary data and analytics platforms, serve as the strategic resource for all of our agencies, practice areas and networks to share when developing client service strategies across our virtual networks. These platforms provide precision marketing and insights at scale across creative, media and other disciplines.

We believe generative AI will have a significant effect on how we provide services to our clients and how we enhance the productivity of our people. As with any new technology, we are working closely with our clients and technology partners to take advantage of the benefits of AI while being mindful of its limitations and risks, and privacy concerns. We are committed to responsible AI practices and collaboration to harness AI's potential, while evaluating related risks, such as ethical considerations, public perception and reputational concerns, intellectual property protection, regulatory compliance, privacy and data security concerns and our ability to effectively adopt this new emerging technology. The rapidly developing nature of AI technology makes it difficult to assess the full impact on our business at this time.

Driven by our clients' continuous demand for more effective and efficient marketing activities, we strive to provide an extensive range of marketing and communications services through various client-centric networks that are organized to meet specific client objectives.

Our service offerings include:

advertising	marketing research
branding	media planning and buying
content marketing	merchandising and point of sale
corporate social responsibility consulting	mobile marketing
crisis communications	multi-cultural marketing
custom publishing	non-profit marketing
data analytics	organizational communications
database management	package design
digital/direct marketing and post-production services	product placement
digital transformation consulting	promotional marketing
entertainment marketing	public affairs
experiential marketing	public relations
field marketing	retail marketing
financial/corporate business-to-business advertising	retail media and e-commerce
graphic arts/digital imaging	search engine marketing
healthcare marketing and communications	shopper marketing
instore design	studio production
interactive marketing	social media marketing
investor relations	sports and event marketing

Certain business trends have impacted our business and industry. These trends include clients increasingly expanding the focus of their brand strategies from national markets to pan-regional and global markets and integrating traditional and non-traditional marketing channels, as well as utilizing new communications technologies and emerging digital platforms. As clients increase their demands for marketing effectiveness and efficiency, they tend to pursue a strategy that covers all consumer touch points in an economically effective manner. Our portfolio of businesses provides clients with an array of strategic options and we have structured our business around these trends. We believe that our key client matrix organization structure approach to collaboration and integration of our services and solutions have provided a competitive advantage to our business in the past and we expect this to continue over the medium and long term. Our key client matrix organization structure facilitates superior client management and allows for greater integration across our service platforms. Our overarching strategy is to continue to use our virtual client networks to grow our business relationships with our largest clients by serving them across our networks, disciplines and geographies.

We continually evaluate our portfolio of businesses to identify areas for investment and acquisition opportunities, as well as to identify non-strategic or underperforming businesses for disposition. In January 2024, we acquired Flywheel Digital, the digital commerce business of Ascential plc, for a net cash purchase price of approximately $845 million. For information about our acquisitions and dispositions, see Item 7, "MD&A - *Acquisitions and Goodwill"* and Notes 5, 14 and 15 to the consolidated financial statements. In each of the three years ended December 31, 2024, none of our acquisitions or dispositions, individually or in the aggregate, were material to our results of operations or financial condition.

The various components of our business, including revenue by discipline and geographic area, and material factors that affected us in the three years ended December 31, 2024, are discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

Our Clients

Our clients operate in virtually every sector of the global economy. In many cases, multiple agencies, practice areas or networks serve different brands, product groups or both within the same client. For example, in 2024, our largest client represented 2.7% of revenue and was served by approximately 155 of our agencies. Our 100 largest clients, which represent many of the major marketers, represented approximately 54% of revenue and were each served, on average, by approximately 55 of our agencies. Although we have a large and diverse client base, we are not immune to general economic downturns.

Government Regulations

We are subject to various federal, state and local laws and regulations in the countries in which we conduct business. Compliance with these laws and regulations in the normal course of business did not have a material effect on our business, results of operations or financial condition. Additional information regarding the impact of government regulations on our business is included in Item 1A, "Risk Factors - *Legal and Regulatory Risks.*"

Human Capital Resources and Environmental Sustainability Initiatives

Our employees are our most important assets. We believe a critical component of our success depends on the ability to attract, develop and retain key personnel. The skill sets of our workforce across our agencies and within each discipline share many similarities. Common to all is the ability to understand the client's brand or product and its selling proposition and to develop a unique message to communicate the value of the brand or product to the client's target audience, whether through traditional channels or digital platforms. Recognizing the importance of this core competency, we support and develop our employees through training and development programs that build and strengthen employees' leadership and professional skills.

Human capital management strategies are developed collectively by senior management, including the management teams of our networks, practice areas, and agencies, and are overseen by our Board of Directors. We are committed to efforts that ensure that the workplace is equitable, ethical, fosters an inclusive work environment across our global workforce and respects human rights. Our social and human capital management priorities include, among other things, adopting codes of conduct and business ethics, providing competitive wages and benefits, comprehensive training programs and succession planning.

At December 31, 2024, we employed approximately 74,900 people worldwide, including 31,200 people in the Americas, 26,800 people in EMEA, and 16,900 people in Asia-Pacific. The United States is our largest employee base, where we employed approximately 21,900 people. None of our regular employees in the United States are represented by a labor union. In certain countries outside the United States, primarily in Europe, some employees are represented by work councils. See MD&A for the effect of salary and related costs on our results of operations.

Our environmental sustainability initiatives focus on emissions reductions through efficiency of office space, energy usage, travel and vendor engagement. In connection with our environmental sustainability efforts, we are a signatory to the UN Global Compact, a principle-based framework to encourage businesses and firms worldwide to adopt sustainable and socially responsible policies. We support the UN Sustainable Development Goals, a collection of global goals designed to be a blueprint to achieve a better, more inclusive and sustainable future. Our emissions reductions strategy, in line with the 1.5 degree Celsius climate scenario, was submitted to and approved by the Science Based Target initiative, or SBTi, which publicly audits companies on their emissions reduction efforts. Various regulatory bodies have proposed or enacted climate-related reporting requirements and similar proposals, including the SEC's climate-related reporting proposal and California's climate-related disclosure laws. The European Union's Corporate Sustainability Reporting Directive has established disclosure requirements based on the European Sustainability Reporting Standards, or ESRS. However, reporting standards based on ESRS requirements are evolving for sustainability reporting, and regulations in other international markets are still evolving. We are monitoring the requirements in all the jurisdictions we operate and evaluating the impacts of those requirements and related reporting timelines.

Information About Our Executive Officers

At January 30, 2025, our executive officers were:

Name	Position	Age
John D. Wren	Chairman of the Board and Chief Executive Officer	72
Daryl Simm	President and Chief Operating Officer	63
Philip J. Angelastro	Executive Vice President and Chief Financial Officer	60
Louis F. Januzzi	Senior Vice President, General Counsel and Secretary	51

Mr. Simm was named President and Chief Operating Officer in November 2021 and previously served as Chief Executive Officer of Omnicom Media Group for more than 20 years. Mr. Januzzi was named Senior Vice President, General Counsel and Secretary in December 2022 and previously served as Senior Vice President & Deputy General Counsel - Corporate from May 2021 to December 2022 and as Associate General Counsel - Corporate Development & Finance from March 2016 to May 2021. All other executive officers have held their present positions for at least five years. Additional information about our directors and executive officers will appear in our definitive proxy statement, which is expected to be filed with the SEC in March 2025.

Available Information

We file annual, quarterly and current reports and any amendments to those reports, proxy statements and other information with the SEC. Documents we file with the SEC are available free of charge on our website at http://investor.omnicomgroup.com, as soon as reasonably practicable after such material is filed with the SEC. Any document we file with the SEC is available on the SEC's website at www.sec.gov. The information included on or available through our website is not part of this or any other report we file with the SEC.

Item 1A. Risk Factors

Economic Risks

Adverse economic conditions, a reduction in client spending, a deterioration in the credit markets or a delay in client payments could have a material effect on our business, results of operations and financial condition.

Macroeconomic conditions have a direct impact on our business, results of operations and financial condition. Adverse economic conditions, including geopolitical events, international hostilities, acts of terrorism, public health crises, inflation or stagflation, tariffs and other trade barriers, central bank interest rate policies in countries that comprise our major markets and labor and supply chain issues affecting the distribution of our clients' products, or a disruption in the credit markets, pose a risk that clients may reduce, postpone or cancel spending for marketing and communications services. Such actions would reduce the demand for our services and could result in a reduction in our revenue, which would adversely affect our business, results of operations and financial condition. A contraction or disruption in the credit markets may make it more difficult for us to meet our working capital requirements or refinance maturing debt, or negatively impact our clients' liquidity that could cause them to delay payment or take other actions that would negatively affect our working capital. In such circumstances, we may need to obtain additional financing to fund our day-to-day working capital requirements, which may not be available on favorable terms, or at all. Even if we take action to respond to adverse economic conditions, reductions in revenue and disruptions in the credit markets by aligning our cost structure and more efficiently managing our working capital, such actions may not be effective.

A period of sustained inflation across our major markets could result in higher operating costs.

Our principal operating expenses are salary and service costs and occupancy and related costs. Inflationary pressures typically result in increases to our operating expenses. In cases of sustained inflation across several of our major markets, it may become increasingly difficult to effectively control increases to our costs. In addition, the effects of inflation on consumer budgets could result in the reduction of our clients' spending plans on the marketing and communications services we provide. If we are unable to increase our fees or take other actions to mitigate the effect of the resulting higher costs, our business, results of operations and financial condition could be negatively impacted.

In an economic downturn, the risk of a material loss related to media purchases and production costs incurred on behalf of our clients could significantly increase, and methods for managing or mitigating such risk may be less available or unavailable.

In the normal course of business, our agencies enter into contractual commitments with media providers and production companies on behalf of our clients at levels that can substantially exceed the revenue from our services. These commitments are included in accounts payable when the services are delivered by the media providers or production companies. If permitted by local law and the client agreement, many of our agencies purchase media and production services for our clients as an agent for a disclosed principal. In addition, while operating practices vary by country, media type and media vendor, in the United States and certain foreign markets, many of our agencies' contracts with media and production providers specify that our agencies are not liable to the media and production providers under the theory of sequential liability until and to the extent we have been paid by our client for the media or production services.

Where purchases of media and production services are made by our agencies as a principal or are not subject to the theory of sequential liability, the risk of a material loss as a result of payment default by our clients could increase significantly, and such a loss could have a material adverse effect on our business, results of operations and financial condition.

While we use various methods to manage the risk of payment default, including obtaining credit insurance, requiring payment in advance, mitigating the potential loss in the marketplace or negotiating with media providers, these may be insufficient, less available, or unavailable during a severe economic downturn.

Geopolitical events, international hostilities or acts of terrorism could have a material adverse effect on our business, results of operations and financial condition.

Current or future geopolitical events, international hostilities or acts of terrorism could impact global economies through, among other things, disruption of business operations and demand for client services, disruption in the credit markets, heightened risk of cybersecurity attacks and disruptions to our information technology infrastructure, increased energy costs and labor and supply chain disruptions. This could result in suspension of our, or our clients' businesses in the affected region, which could impact client spending on our services. These actions could have a significant and adverse impact our business, results of operations and financial condition in the future. For example, as a result of the war in Ukraine, in the first quarter of 2022, we suspended our business operations in Ukraine and disposed of all our businesses in Russia. In addition, economic sanctions were imposed on Russia by the United States, United Kingdom, and the European Union. The war in Ukraine is ongoing, and its duration is uncertain. We cannot predict the impact of the war in Ukraine or other international hostilities on our businesses and operations.

Global public health crises or pandemics or other similar health crises could adversely impact our business, results of operations and financial condition.

When a public health crisis arises, demand for certain of our services may be adversely affected by government measures, including restrictions on travel and business operations and quarantine and stay-at-home orders arising from the occurrence of a pandemic, or similar global public health crises. The extent of the impact on our business will depend on numerous factors that we are not able to accurately predict, including the geographic regions that may be affected.

Business and Operational Risks

Clients periodically review and change their marketing and communications requirements and relationships. If we are unable to remain competitive or retain key clients, our business, results of operations and financial condition may be adversely affected.

We operate in a highly competitive industry. Key competitive considerations for retaining existing clients and winning new clients include our ability to develop solutions that meet client needs in a rapidly changing environment, the quality and effectiveness of our services and our ability to serve clients efficiently, particularly large multinational clients, on a broad geographic basis. From time to time, clients may put their marketing and communications business up for competitive review. We have won and lost accounts as a result of these reviews. To the extent that we are not able to remain competitive or retain key clients, our revenue may be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

Acquiring new clients and retaining existing clients depends on our ability to avoid and manage conflicts of interest arising from other client relationships, retaining key personnel and maintaining a highly skilled workforce.

Our ability to acquire new clients and retain existing clients may, in some cases, be limited by clients' perceptions of, or policies concerning, conflicts of interest arising from our other client relationships. If we are unable to maintain multiple agencies to manage multiple client relationships and avoid potential conflicts of interests, our business, results of operations and financial condition may be adversely affected.

As a service business, our ability to attract and retain key personnel is an important aspect of our competitiveness. If we are unable to attract and retain key personnel, our ability to provide our services in the manner clients have come to expect may be adversely affected, which could harm our reputation and result in a loss of clients, which could have a material adverse effect on our business, results of operations and financial condition.

The loss of several of our largest clients could have a material adverse effect on our business, results of operations and financial condition.

In 2024, our largest client represented approximately 2.7% and our 100 largest clients represented approximately 54% of our revenue. Clients generally are able to reduce or cancel current or future spending on marketing and communications services at any time on short notice for any reason. A significant reduction in spending on our services by our largest clients, or the loss of several of our largest clients, if not replaced by new clients or an increase in business from existing clients, would adversely affect our revenue and could have a material adverse effect on our business, results of operations and financial condition.

We rely extensively on information technology systems, and cybersecurity incidents could adversely affect us.

We rely on our own and third-party service providers' information technology systems and infrastructure to connect with our clients, people and others, and to collect, store, transfer, process and use business, personal and financial data. We face cybersecurity risks that threaten the confidentiality, integrity and availability of our information technology systems or data stored on such systems. Additionally, hardware, software applications or services that we develop or procure from third parties may contain defects in design or manufacture or other problems that could compromise the confidentiality, integrity or availability of our information technology systems or data stored on such systems.

Cybersecurity threats and attacks, including computer viruses, advanced persistent threats, malware, hacking, ransomware or other destructive or disruptive activities or software, are constantly evolving and pose a risk to our information technology systems and data. There can be no assurance that our cybersecurity risk management program and processes will be fully implemented, complied with or effective in detecting and preventing such threats or protecting our information technology systems or data. Security breaches, improper use of our systems and unauthorized access to our data and information by employees and others may pose a risk that data may be exposed to unauthorized persons. Such occurrences could adversely affect our business, results of operations, financial condition and reputation and could result in litigation or regulatory action, as discussed below. Also, we have acquired or may acquire companies that have cybersecurity vulnerabilities or different cybersecurity risk management processes, which may increase our risks from cybersecurity threats and attacks.

In addition, we make extensive use of third-party service providers, including cloud providers, that store, transmit and process data. These third-party service providers are also subject to malicious attacks and cybersecurity threats that could adversely affect our business, results of operations, financial condition and reputation and could result in litigation or regulatory action, as discussed below.

Currently, many of our agencies operate in a flexible working environment that allows for partial remote work. The number of personnel working remotely varies by market and is dependent on local conditions. When our employees work remotely, the risk of cybersecurity incidents and attacks and unauthorized exposure of sensitive business and client advertising and marketing information, as well as personal data or information, increases.

We and certain of our third-party providers regularly experience cyberattacks and other incidents, and we expect such attacks and incidents to continue. For example, we have experienced cybersecurity incidents that resulted in the disruption of our information technology systems and required us to engage third parties to remediate the issues. While, to date, no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any attack or incident could result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts, and/or significant incident response, system restoration or remediation and future compliance costs, which could materially adversely affect our business, results of operations and financial condition. We also cannot guarantee that any such costs or losses will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

We are subject to risks related to our use of generative AI, a new and emerging technology, which is in the early stages of commercial use.

We continually evaluate the use of AI in our business processes, and in 2023, we entered into strategic partnerships with leading AI technology companies, enabling enhanced product and service capabilities in generative AI. In recent years, the use of AI has come under increased scrutiny. This technology, which is a new and emerging technology in early stages of commercial use, presents a number of risks inherent in its use, including ethical considerations, public perception and reputation concerns, intellectual property protection, regulatory compliance and privacy and data security concerns, all of which could have a material adverse effect on our business, results of operations and financial condition. Further, new laws, guidance and decisions in this area may limit our ability to use AI or decrease its usefulness. As a result, we cannot predict future developments in AI and related impacts to our business and our industry. If we fail to increase our capabilities in generative AI, or if we are unable to successfully adapt to new developments related to the risks and challenges associated with AI, demand for our services could be reduced, and our business, results of operations and financial condition could be negatively impacted.

Risks Related to International Operations

Currency exchange rate fluctuations have impacted, and in the future could impact, our business, results of operations and financial condition.

In 2024, our international operations represented approximately 48% of our revenue. We operate in all major international markets including the Euro Zone, the United Kingdom, or the U.K., Australia, Brazil, Canada, China and Japan. Our agencies transact business in more than 50 different currencies. Substantially all of our foreign operations transact business in their local currency and, accordingly, their financial statements are translated into U.S. Dollars. As a result, both adverse and beneficial fluctuations in foreign exchange rates impact our business, results of operations and financial condition. In addition, funds transferred to the United States can be adversely or beneficially impacted by changes in foreign currency exchange rates.

We operate in high-growth markets and developing countries, which often carry greater risks and uncertainties that could have a material adverse effect on our business, results of operations and financial condition.

The operational and financial performance of our international businesses are affected by global and regional economic conditions, competition for new business and personnel, currency exchange rate fluctuations, political conditions, differing tax and regulatory environments and other risks associated with extensive international operations. We conduct business in numerous high-growth markets and developing countries. Such countries tend to have longer billing collection cycles, currency repatriation restrictions and commercial laws that can be undeveloped, vague, inconsistently enforced, retroactively applied or frequently changed. Our operations are also subject to the United States Foreign Corrupt Practices Act and other anti-corruption and anti-bribery laws and regulations. These laws and regulations are complex and stringent, and any changes and violations could have an adverse effect on our business and reputation. Our business, results of operations and financial condition can be adversely affected if we are unable to effectively operate, or manage the risks associated with operating in these markets and countries. For financial information by geographic region, see Notes 3 and 8 to the consolidated financial statements.

Risks Related to Acquisitions

We may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

We regularly evaluate potential acquisitions of businesses that are complementary to our businesses and service offerings, and in some cases, associated technological capabilities and assets. As part of the process, we conduct business, legal and financial due diligence to identify and evaluate material risks involved in any particular transaction, including business strategy and operational execution. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. As a result, the intended advantages of any given acquisition may not be realized. If we fail to identify certain material risks from one or more acquisitions, our business, results of operations and financial condition could be adversely affected.

Our goodwill is an intangible asset that may become impaired, which could have a material adverse effect on our business, results of operations and financial condition.

In accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP, we have recorded a significant amount of goodwill related to our acquisitions; a substantial portion of which represents the intangible specialized know-how of the acquired workforce. As discussed in Note 2 to the consolidated financial statements, we review the carrying value of goodwill for impairment annually on May 1 and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. While we have concluded, for each year presented in the financial statements included in this report, that our goodwill is not impaired, future events could cause us to conclude that the goodwill associated with a given operation may become impaired. Any resulting non-cash impairment charge could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Proposed Merger with IPG

The Merger may not be completed, and the Merger Agreement may be terminated in accordance with its terms.

The Merger is subject to a number of conditions that must be satisfied or waived prior to the completion of the Merger, including, among others, the approval by our stockholders of our share issuance proposal, the approval by IPG stockholders of the proposal to adopt the Merger Agreement, the receipt of requisite regulatory approvals and the approval for listing on the New York Stock Exchange, or NYSE, of the shares of our common stock issuable to IPG stockholders pursuant to the Merger Agreement.

These conditions to the completion of the Merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or may not be completed. In addition, if the Merger is not completed by December 8, 2025, which date may be extended to June 8, 2026 in certain circumstances, either we or IPG may choose not to proceed with the Merger by terminating the Merger Agreement, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval. In addition, we and IPG may elect to terminate the Merger in certain other circumstances as set forth in the Merger Agreement. If the Merger Agreement is terminated under specified circumstances, Omnicom would be required to pay IPG a termination fee of $676 million. Additionally, if the Merger Agreement is terminated in circumstances where the Omnicom shareholders have not approved our share issuance proposal, then Omnicom has agreed to reimburse IPG's expenses up to $25 million.

Failure to complete the Merger could negatively impact the price of shares of our common stock, as well as our business and results of operations.

If the Merger is not completed for any reason, our business and results of operations may be adversely affected and, without realizing any of the benefits of having completed the Merger, we would be subject to a number of risks, including:

- we may experience negative reactions from the financial markets, including negative impacts on the market price of our common stock;

- we may experience negative reactions from clients, vendors, joint venture participants and other third parties with whom we do business, which in turn could affect our business operations or our ability to compete for new business or obtain renewals in the marketplace more broadly;

- we may experience negative reactions from employees;

- we will still be required to pay certain significant costs relating to the Merger, such as legal, accounting, financial advisor and printing fees; and

- we will have expended time and resources that could otherwise have been spent on our existing business and the pursuit of other opportunities that could have been beneficial to us, and our ongoing business and results of operations may be adversely affected.

If the Merger Agreement is terminated under specified circumstances, we may be required to pay IPG a termination fee or other termination-related payment as discussed above.

Uncertainties associated with the Merger may cause a loss of our and IPG's management personnel and other key employees, which could adversely affect the business and operations of the combined company following the Merger.

Each of Omnicom and IPG depends on the experience and industry knowledge of its officers and other key employees to execute its business plans. The success of the combined company after the Merger will depend, in part, on its ability to retain key management personnel and other key employees. Our and IPG's current and prospective employees may experience uncertainty about their roles within the combined company following the Merger or other concerns regarding the timing and completion of the Merger or the operations of the combined company following the Merger, any of which may have an adverse effect on our and IPG's ability to retain or attract key management and other key personnel. If we or IPG are unable to retain personnel, including our or IPG's key management, who are critical to the future operations of the companies, we and IPG could face disruptions in our respective operations, loss of existing clients, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of our and IPG's key personnel could diminish the anticipated benefits of the Merger. No assurance can be given that the combined company, following the Merger, will be able to retain or attract our and IPG's key management personnel and other key employees to the same extent that we and IPG have previously been able to retain or attract personnel.

Our and IPG's business relationships may be subject to disruption due to uncertainty associated with the Merger, which could have a material effect on our business, results of operations, financial condition and cash flows or those of the combined company following the Merger.

Parties with whom we or IPG do business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with us or IPG following the Merger. Our and IPG's business relationships may be subject to disruption as clients, vendors, landlords, joint venture participants and other third parties with whom we or IPG do business may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than us or IPG. These disruptions could have a material and adverse effect on our and IPG's business, results of operations, financial condition and cash flows, regardless of whether the Merger is completed, as well as a material and adverse effect on the combined company's ability to realize the expected cost savings, operating synergies and other benefits of the Merger. The risk, and adverse effects, of any disruption could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.

The Merger Agreement subjects us to restrictions on business activities prior to the effective time of the Merger.

The Merger Agreement restricts us from entering into certain corporate transactions and taking other specified actions without the consent of IPG and generally requires us to continue our operations in the ordinary course through the completion of the Merger. These restrictions could be in place for an extended period of time if completion of the Merger is delayed and could prevent us from pursuing attractive business opportunities that may arise prior to the completion of the Merger.

We are expected to incur significant costs in connection with the Merger and integration of the two companies, which may be in excess of those anticipated by us.

We have incurred and expect to continue to incur costs associated with negotiating and completing the Merger and combining the operations of the two companies. These costs have been, and will continue to be, substantial. The substantial majority of costs will consist of transaction costs related to the Merger and include, among others, fees paid to financial, legal and accounting advisors, filing fees, employee retention and other employment-related costs, and debt restructuring costs. Many of these costs will be borne by us even if the Merger is not completed.

We will also incur transaction costs related to formulating and implementing integration plans, including facilities, systems and service contract consolidation costs and employment-related costs. We will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Merger and the integration of the two companies' businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other synergies related to the integration of the businesses, should allow the combined company to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. For additional information, see "Risk Factors - *The failure to integrate our and IPG's businesses and operations successfully in the expected time frame may adversely affect the combined company's business and results of operations*." The costs described above, as well as other unanticipated costs and expenses, could adversely affect the results of operations, financial condition and cash flows of the combined company following the completion of the Merger.

Litigation relating to the Merger, if any, could result in an injunction preventing the completion of the Merger and/or substantial costs to us.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Merger Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. Lawsuits that may be brought against us, IPG, or our or their directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the conditions to the closing of the Merger is that no Law or Order (each as defined in the Merger Agreement) is promulgated, entered, enforced, enacted or issued by any governmental entity of competent jurisdiction in which we, IPG, or our or their subsidiaries have material assets or material business operations, which prohibits, restrains or makes illegal the consummation of the Merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected timeframe or at all, which may adversely affect our businesses, results of operations, financial condition and cash flows. In addition, either we or IPG may terminate the Merger Agreement if any Law or Order has been promulgated, entered, enforced, enacted or issued by any governmental entity of competent jurisdiction in which we, IPG, or our or their subsidiaries have material assets or material business operations, which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the Merger, so long as our or Merger Sub's (in the case of a termination by us) or IPG's (in the case of a termination by IPG) material breach of any obligations under the Merger Agreement has not been the primary cause of, or resulted in, the enactment or issuance of such Law or Order, decree, ruling, injunction or other action.

There can be no assurance that any of the defendants would be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the combined company's business, results of operations, financial condition and cash flows.

The failure to integrate our and IPG's businesses and operations successfully in the expected time frame may adversely affect the combined company's business and results of operations.

We and IPG have operated and, until the completion of the Merger, will continue to operate independently. Following the completion of the Merger, our and IPG's businesses may not be integrated successfully. It is possible that the integration process could result in the loss of our or IPG's key employees, the loss of clients, service providers, vendors or other business counterparties, the disruption of either company's or both companies' ongoing businesses, inconsistencies in standards, controls, procedures and policies, potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with and following completion of the Merger; or higher-than-expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following challenges, among others, must be addressed in integrating our and IPG's operations in order to realize the anticipated benefits of the Merger:

- combining the companies' operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, diversified business;
- combining our and IPG's businesses in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the Merger;
- avoiding delays in connection with the completion of the Merger or the integration process;
- integrating personnel from the two companies and minimizing the loss of key employees;
- identifying and eliminating redundant functions and assets;
- harmonizing the companies' operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;
- maintaining existing agreements with clients, service providers, vendors and other business counterparties and avoiding delays in entering into new agreements with prospective clients, service providers, vendors and other business counterparties;
- addressing possible differences in business backgrounds, corporate cultures and management philosophies; and
- consolidating the companies' operating, administrative and information technology infrastructure and financial systems.

In addition, at times the attention of certain members of either company's or both companies' management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and may reduce their availability for day-to-day business operations or other opportunities that may be beneficial, which may disrupt each company's ongoing operations and the operations of the combined company.

The Merger may result in a loss of our and IPG's clients, service providers, vendors, joint venture participants and other business counterparties, and may result in the termination of existing contracts.

Following the Merger, some of our and IPG's clients, service providers, vendors, joint venture participants and other business counterparties may terminate or scale back their current or prospective business relationships with the combined company. In addition, we and IPG have contracts with clients, service providers, vendors, joint venture participants and other business counterparties that may require us or IPG to obtain consents from these other parties in connection with the Merger, which may not be obtained on favorable terms or at all. If relationships with clients, service providers, vendors, joint venture participants and other business counterparties are adversely affected by the Merger, or if the combined company, following the Merger, loses the benefits of the contracts of Omnicom or IPG, the business, results of operations, financial condition and cash flows of the combined company could be adversely affected.

The combined company may fail to realize all of the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on our ability to realize the cost savings, operating synergies and other benefits from combining our and IPG's businesses. The anticipated cost savings, operating synergies and other benefits of the Merger may not be realized fully or at all, may take longer to realize than expected, or may result in other adverse effects that we do not currently foresee, in which case, among other things, the Merger may not be accretive to adjusted earnings per share for both us and IPG and may not generate significant cash to return to stockholders via share repurchases or other means. Some of the assumptions that we and IPG have made, such as the achievement of the anticipated benefits related to combining complementary assets to create a portfolio of services and produces that expand client opportunities, and advances in both companies' ability to innovate and develop new products and services, may not be realized. The integration process may, for each of us and IPG, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. In addition, there could be potential unknown liabilities and unforeseen expenses associated with the Merger that could adversely impact the combined company.

The future results of the combined company following the Merger will suffer if the combined company does not effectively manage its expanded operations.

Following the Merger, the size and complexity of the combined company will increase significantly compared to the separate businesses of each of Omnicom and IPG. The combined company's future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management of a larger number of operations and geographies and associated increased costs and complexity. The combined company may also face increased scrutiny from, and/or additional regulatory requirements of, governmental authorities as a result of the significant increase in the size and complexity of the business. There can be no assurances that the combined company will be successful or that it will realize the expected operating synergies, cost savings or other benefits currently anticipated from the Merger.

Legal and Regulatory Risks

Laws and regulations and actions of consumer advocates may limit the scope and content of our services, affect our ability to meet our clients' needs, result in third-party claims, litigation, regulatory proceedings or government investigations, or otherwise have a material adverse effect on our business, results of operations and financial condition.

Government agencies and consumer groups directly or indirectly affect or attempt to affect the scope, content and manner of presentation of marketing and communications services, through regulation or other governmental action, which could affect our ability to meet our clients' needs. Such regulation may seek, among other things, to limit the tax deductibility of advertising expenditures by certain industries or for certain products and services. In addition, there has been a tendency on the part of businesses to resort to the judicial system to challenge advertising practices and claims, which could cause our clients affected by such actions to reduce their spending on our services, and from time to time we may be subject to claims, lawsuits, regulatory proceedings or government investigations into whether our business practices comport with applicable law. Regardless of the merit of such claims, lawsuits, proceedings or investigations, defending against them could cost us a significant amount of time and money and result in negative publicity. Any regulatory or judicial action that affects our ability to meet our clients' needs or reduces client spending on our services could have a material adverse effect on our business, results of operations and financial condition.

Compliance with ever evolving federal, state, and foreign laws relating to the handling of information about individuals involves significant expenditure and resources, and any failure by us or our vendors to comply could materially adversely affect our business, results of operations and financial condition.

We, and third-party vendors on our behalf, process information related to individuals, including from and about individuals we may advertise to, actual and prospective clients, employees, and service providers. We and our vendors are subject to a variety of federal, state, and foreign laws, rules, regulations, industry standards, and other requirements related to privacy, use of personal information, marketing and advertising, and internet tracking technologies. These requirements, and their application, interpretation, and amendments are constantly evolving and developing.

Among other things, such laws generally: require disclosures about the data collection, use, and disclosure practices of covered businesses, and provide individuals expanded rights to access, delete, and correct their personal information, and opt out of certain sales or transfers of personal information.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the future legal framework governing such matters. Preparing for and complying with these obligations requires us to devote significant resources. These obligations may necessitate changes to our practices and to those of any third parties that process personal data on our behalf. In addition, these laws, rules, and regulations could also affect the acceptance of new communications technologies and the use of current communications technologies as advertising media.

Any failure or perceived failure by us, or third parties on which we depend, to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts and future compliance costs, which could materially and adversely affect our business, results of operations and financial condition. We also cannot guarantee that any such costs or losses will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all. Any of the foregoing could also affect our business and reduce demand for certain of our services, which could have a material adverse effect on our business, results of operations and financial condition.

Expectations relating to environmental, social and governance considerations expose us to potential liabilities, reputational harm and other unforeseen adverse effects on our business.

Many governments, regulators, investors, employees, customers and other stakeholders are focused on environmental, social and governance considerations relating to businesses, including climate change and greenhouse gas emissions, human capital and diversity, equity and inclusion. We make statements about our environmental, social and governance goals and initiatives through information provided on our website, press statements and other communications, including through our Corporate Responsibility Report. Responding to these environmental, social and governance considerations and implementation of these goals and initiatives involves risks and uncertainties and requires ongoing investments. The success of our goals and initiatives may be impacted by factors that are outside our control. In addition, some stakeholders may disagree with our goals and initiatives and the focus and views of stakeholders may change and evolve over time and vary depending on the jurisdictions in which we operate. Any failure, or perceived failure, by us to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and views could materially adversely affect our business, reputation, results of operations, financial condition and stock price.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We use the National Institute of Standards and Technology Cybersecurity Framework, or NIST CSF, and the ISO 27001 framework as published by the International Organization for Standardization as guides to help us identify, assess, and manage cybersecurity risks relevant to our business. We have designed and assessed our program based on the NIST CSF and ISO 27001. This does not imply that we meet any particular technical standards, specifications, or requirements.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program; and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key aspects of our cybersecurity risk management program include:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, and information;

- an internal security staff principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;

- cybersecurity awareness training of our employees, incident response personnel, and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for key service providers, suppliers, and vendors, including cloud-related service providers.

While we have experienced cybersecurity incidents that resulted in the disruption of our information technology systems and required us to engage third parties to remediate the issues, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to

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materially affect us, including our operations, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our business, results of operations and financial condition. See Item 1A, "Risk Factors - *We rely extensively on information technology systems, and cybersecurity incidents could adversely affect us*."

Cybersecurity Governance

Our Board of Directors, or Board, considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of cybersecurity and other information technology risks. Our Audit Committee oversees management's ongoing activities related to our cybersecurity risk management program.

Our Audit Committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding cybersecurity incidents.

Our Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cybersecurity risk management program. Board members receive presentations on cybersecurity topics from our Chief Information Officer, or CIO, Chief Information Security Officer, or CISO, and Chief Information Risk Officer, or CIRO, and other security staff as part of the Board's continuing education on topics that impact the Company.

Our management team, including our CIO, CISO and CIRO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity advisors. Our Information Technology (IT) management team collectively holds over 50 years of strategic IT and global transformational experience, including having held IT advisory roles with top-tier organizations. Each member of the team has experience operating in complex, international business environments. The IT management team has demonstrated achievement in Information Security strategy development, risk management and implementation of security and risk management programs that drive awareness, decrease exposure and strengthen organizational IT controls.

Our management team is informed about and monitors the prevention, detection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external advisors engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties

We conduct business and maintain offices throughout the world. The facility requirements of our businesses are similar across geographic regions and disciplines. Substantially all our office space is leased under operating leases with varying expiration dates. Lease obligations of our foreign operations are generally denominated in their local currency. We believe that our facilities are adequate for our current operations and are well maintained. Our principal corporate offices are located at 280 Park Avenue, New York, New York; 1055 Washington Boulevard, Stamford, Connecticut; and 525 Okeechobee Boulevard, West Palm Beach, Florida. We also maintain executive offices in London, England; Shanghai, China; and Singapore. Notes 2 and 18 to the consolidated financial statements provide a description of our lease expense, which comprises a significant component of our occupancy and other costs, and our lease commitments.

Item 3. Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings. We do not expect that such proceedings will have a material adverse effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed and trades on the NYSE under the symbol OMC. As of January 30, 2025, there were 1,717 shareholders of record.

Common stock repurchase activity during the three months ended December 31, 2024 was:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31, 2024	80,022	$ 103.46	—	—
November 1 - November 30, 2024	4,983	103.07	—	—
December 1 - December 31, 2024	—		—	—
	85,005	$ 103.44	—	—

During the three months ended December 31, 2024, we withheld 85,005 shares of common stock from employees to satisfy estimated statutory income tax obligations related to the vesting of restricted stock awards and exercises of stock options. The value of the stock withheld was based on the closing price of our common stock on the applicable vesting date.

There were no unregistered sales of equity securities during the three months ended December 31, 2024.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
(Dollars in tables in millions, except per share amounts.)

EXECUTIVE SUMMARY

Risks and Uncertainties

Global economic disruptions, including geopolitical events, international hostilities, acts of terrorism, public health crises, inflation or stagflation, tariffs and other trade barriers, central bank interest rate policies in countries that comprise our major markets and labor and supply chain challenges could cause economic uncertainty and volatility. The impact of these issues on our business will vary by geographic market and discipline. We monitor economic conditions closely, as well as client revenue levels and other factors. In response to reductions in revenue, we can take actions to align our cost structure with changes in client demand and manage our working capital. However, there can be no assurance as to the effectiveness of our efforts to mitigate any impact of the current and future adverse economic conditions, reductions in client revenue, changes in client creditworthiness and other developments.

Agreement to Acquire IPG

On December 8, 2024, we entered into the Merger Agreement with IPG. Upon closing, each share of IPG common stock will be exchanged for 0.344 shares of Omnicom common stock. The closing of the Merger is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and approval by Omnicom stockholders and IPG stockholders. If completed, the Merger is expected to have a material impact on our business, results of operations and financial condition. For additional information, see Item 1, "Business - *Agreement to Acquire IPG.*"

Our Business

We are a strategic holding company providing data-inspired, creative marketing and sales solutions to many of the largest global companies. Our portfolio of companies includes our global networks, BBDO, DDB, TBWA, Omnicom Media Group, the DAS Group of Companies, and the Communications Consultancy Network. All of our global networks integrate their service offerings with the Omnicom branded practice areas, including Omnicom Health Group, Omnicom Precision Marketing Group, Omnicom Commerce Group, Omnicom Advertising Collective, Omnicom Public Relations Group, Omnicom Brand Consulting Group, Flywheel Digital and Omnicom Production, a practice area that brings together Omnicom's global production capabilities, as well as our Experiential businesses and Execution & Support businesses, which includes Omnicom Specialty Marketing Group. In August 2024, we announced the formation of Omnicom Advertising Group, or OAG, a new global organization that aligns the world-class creative networks BBDO, DDB and TBWA, as well as leading agencies within the Omnicom Advertising Collective. OAG began operations in January 2025. In January 2024, we acquired Flywheel Digital, the digital commerce business of Ascential plc, for a net cash purchase price of approximately $845 million.

On a global, pan-regional, and local basis, our networks, practice areas and agencies provide a comprehensive range of services in the following fundamental disciplines: Media & Advertising, Precision Marketing, Public Relations, Healthcare, Branding & Retail Commerce, Experiential, and Execution & Support. Media & Advertising includes creative services across digital and traditional media, strategic media planning and buying, performance media, data analytics services, and Omnicom Production. Precision Marketing includes digital and direct marketing, digital transformation consulting, e-commerce operations, media execution, market intelligence and data and analytics. Public Relations services include corporate communications, crisis management, public affairs and media and media relations services. Healthcare includes corporate communications and advertising and media services to global healthcare and pharmaceutical companies. Branding & Retail Commerce services include brand and product consulting, strategy and research and retail marketing. Experiential marketing services include live and digital events and experience design and execution. Execution & Support includes field marketing, sales support, digital and physical merchandising, point-of-sale and product placement, as well as other specialized marketing and custom communications services. We operate in all major markets and have a large client base. Our geographic markets include the Americas, which includes North America and Latin America, Europe, EMEA, and Asia-Pacific.

Our business model was built and continues to evolve around our clients. While our networks, practice areas and agencies operate under different names and frame their ideas in different disciplines, we organize our services around our clients. Our fundamental business principle is that our clients' specific requirements are the central focus of how we structure our service offerings and allocate our resources. This client-centric business model requires that multiple agencies within Omnicom collaborate in formal and informal virtual client networks utilizing our key client matrix organization structure. This collaboration allows us to cut across our internal organizational structures to execute our clients' marketing requirements in a consistent and comprehensive manner. We use our client-centric approach to grow our business by expanding our service offerings to existing clients, moving into new markets and obtaining new clients. In addition, we pursue selective acquisitions of complementary companies with strong entrepreneurial management teams that could fill gaps in our service delivery to our existing clients.

We believe generative AI will have a significant effect on how we provide services to our clients and how we enhance the productivity of our people. As with any new technology, we are working closely with our clients and technology partners to take advantage of the benefits of AI while being mindful of its limitations, risks, and privacy concerns. We are committed to responsible AI practices and collaboration to harness AI's potential, while evaluating related risks, such as ethical considerations, public perception and reputational concerns, intellectual property protection, regulatory compliance, privacy and data security concerns and our ability to effectively adopt this new emerging technology. The rapidly developing nature of AI technology makes it difficult to assess the full impact on our business at this time.

We operate in all major markets and have a large client base. For the year ended December 31, 2024, our largest client represented 2.7% of revenue, and our 100 largest clients, which represent many of the world's major marketers, represented approximately 54% of revenue. Our clients operate in virtually every sector of the global economy, with no one industry representing more than 17% of our revenue in 2024. Although our revenue is generally balanced between the United States and international markets and we have a large and diverse client base, we are not immune to general economic downturns.

Global economic conditions have a direct impact on our business and financial performance. Adverse global economic conditions pose a risk that our clients may reduce, postpone or cancel spending on marketing and communications services, which would reduce the demand for our services. Revenue is typically lower in the first and third quarters and higher in the second and fourth quarters, reflecting client spending patterns during the year and additional project work that usually occurs in the fourth quarter. Certain global events targeted by major marketers for advertising expenditures, such as the FIFA World Cup and the Olympics, and certain national events, such as the U.S. election process, may affect our revenue year-over-year in certain businesses. Typically, these events do not have a significant impact on our revenue in any period.

Given our size and breadth, we manage our business by monitoring several financial indicators. The key performance indicators that we focus on are revenue growth and variability of operating expenses. We analyze revenue growth by reviewing the components and mix of the growth, including growth by principal regional market, practice area and marketing discipline, the impact from foreign currency exchange rate changes, growth from acquisitions, net of dispositions, and growth from our largest clients. Operating expenses primarily consist of cost of services, selling, general and administrative expenses, or SG&A, and depreciation and amortization, and are analyzed for each network by the chief operating decision maker, who allocates resources accordingly.

Financial Performance

Worldwide revenue in 2024 increased $996.9 million, or 6.8%, to $15.7 billion compared to $14.7 billion in 2023. Worldwide organic growth (defined below) increased revenue $768.7 million, or 5.2%, reflecting increased client spending in our Media & Advertising, Precision Marketing, Experiential and Public Relations disciplines and in all of our major geographic markets compared to the prior year. Our Public Relations discipline was helped by spending on the U.S. elections, and the Experiential discipline benefited from spending on the Summer Olympics. Changes in foreign exchange rates reduced revenue $65.5 million, or 0.4%, and acquisition revenue, net of disposition revenue, increased revenue $293.7 million, or 2.0% (see Note 5 and 14 to the consolidated financial statements).

In North America, organic revenue growth in 2024 compared to the prior year was primarily driven by strong performance in the United States, especially in the Media & Advertising discipline, led by our media business, and our Precision Marketing, Experiential, and Public Relations disciplines. Our Public Relations discipline was helped by spending on the U.S. elections, and the Experiential discipline benefited from spending on the Summer Olympics. The organic growth was partially offset by underperformance in our Branding & Retail Commerce, Execution & Support and Healthcare disciplines. Acquisitions, net of dispositions, positively impacted revenue and were primarily related to the purchase of Flywheel Digital in January 2024 and acquisitions in the second half of 2023 in our Public Relations discipline, partially offset by dispositions in the Execution & Support discipline in the first half of 2023.

In Europe, organic revenue growth in 2024 compared to the prior year was driven by strong performance in our Media & Advertising discipline, led by our media business, and in our Experiential and Execution & Support disciplines, partially offset by underperformance in our Precision Marketing, Branding & Retail Commerce and Public Relations disciplines. Foreign currency exchange rate changes increased revenue year-over-year, primarily as a result of the strengthening of the British Pound, partially offset by the weakening of several currencies against the U.S. Dollar year-over-year. Acquisitions, net of dispositions for 2024, positively impacted revenue and were primarily related to the purchase of Flywheel Digital in January 2024 and acquisition activity in our Media & Advertising discipline in the second half of 2023, partially offset by dispositions in the Execution & Support discipline in the first half of 2023.

In Latin America, organic revenue growth in 2024 compared to the prior year, increased in all disciplines, led by Media & Advertising, and in all countries in the region. The weakening of most currencies against the U.S. Dollar decreased revenue in 2024, compared to 2023. Acquisitions positively impacted revenue and were primarily related to acquisition activity in our Media & Advertising discipline in the prior year and the purchase of Flywheel Digital in January 2024.

In Asia-Pacific, during 2024, organic revenue increased compared to 2023. Organic growth in our Media & Advertising discipline was partially offset by underperformance in our Precision Marketing and Public Relations disciplines. Substantially all markets in the region, especially China, India, Australia, the Philippines and Thailand, had positive organic revenue growth as compared to the prior year. Foreign currency changes decreased revenue for the year, primarily as a result of the weakening of the Japanese Yen and Chinese Reminbi against the U.S. Dollar. Acquisition activity, including the purchase of Flywheel Digital in January 2024, increased revenue compared to the prior year.

The year-over-year changes in worldwide revenue in 2024, compared to 2023, in our fundamental disciplines were: Media & Advertising increased $575.0 million, Precision Marketing increased $347.4 million, Public Relations increased $100.3 million, Healthcare decreased $8.0 million, Branding & Retail Commerce decreased $60.8 million, Experiential increased $80.1 million and Execution & Support decreased $37.1 million.

The increases in worldwide revenue across our principal regional markets were: North America $699.2 million, Europe $172.1 million, Asia-Pacific $69.1 million and Latin America $46.9 million.

A summary of our consolidated results of operations year-over-year:

		2024		2023		$ Change	% Change
Revenue	$	15,689.1	$	14,692.2	$	996.9	6.8%
Operating Income[2,3]	$	2,274.6	$	2,104.7	$	169.9	8.1%
Operating Margin[2,3]		14.5%		14.3%			0.2%
Net Income - Omnicom Group Inc.[2,3]	$	1,480.6	$	1,391.4	$	89.2	6.4%
Net Income per Share - Omnicom Group Inc.: Diluted[2,3]	$	7.46	$	6.91	$	0.55	8.0%
EBITA[1,2,3]	$	2,362.1	$	2,166.5	$	195.6	9.0%
EBITA Margin[1,2,3]		15.1%		14.7%			0.4%

1) Reconciliation of Non-GAAP Financial Measures on page 32.

2) In 2024, operating expenses included $57.8 million ($42.9 million after-tax) of repositioning costs, primarily related to severance, recorded in the second quarter of 2024 (see Note 13 to the consolidated financial statements). Included in selling, general and administrative expenses in the fourth quarter of 2024 are acquisition transaction costs of $14.6 million ($13.1 million after-tax), related to the proposed merger with IPG (see Note 1 to the consolidated financial statements). The net impact of these items reduced operating income for 2024 by $72.4 million ($56.0 million after-tax) and reduced diluted net income per share - Omnicom Group Inc. by $0.28. In 2023, operating expenses included real estate operating lease impairment charges, severance and other exit costs of $191.5 million ($145.5 million after-tax) related to repositioning actions we took in the first and second quarters of 2023 to reduce our real estate requirements, rebalance our workforce, and consolidate operations in certain markets. In addition, in the second quarter of 2023, we recorded a gain of $78.8 million ($55.9 million after-tax) on the disposition of certain of our research businesses in the Execution & Support discipline. Included in the fourth quarter of 2023 within selling, general and administrative expenses are acquisition transaction costs of $14.5 million ($13.0 million after-tax), primarily related to the purchase of Flywheel Digital in January 2024 (see Note 5 to the consolidated financial statements). The net impact of these items reduced operating income for 2023 by $127.2 million ($102.6 million after-tax) and reduced diluted net income per share - Omnicom Group Inc. by $0.50 (see Notes 13 and 14 to the consolidated financial statements).

3) Beginning in 2024, EBITA is defined as earnings before interest, income taxes and amortization of acquired intangible assets and internally developed strategic platform assets. As a result, we reclassified the prior year to be consistent with the revised definition, which reduced EBITA from previously reported amounts. We believe EBITA is useful in evaluating the impact of amortization of acquired intangible assets and internally developed strategic platform assets on operating performance and allows for comparability between reporting periods, the after-tax impact on diluted net income per share - Omnicom Group Inc. for 2024 and 2023 was $0.32 and $0.23, respectively.

CRITICAL ACCOUNTING ESTIMATES

The following summary of our critical accounting policies provides a better understanding of our financial statements and the related discussion in this MD&A. We believe that the following policies may involve a higher degree of judgment and complexity in their application than most of our accounting policies and represent the critical accounting policies used in the preparation of our financial statements. Readers are encouraged to consider this summary together with our consolidated financial statements and the related notes, including Note 2, for a more complete understanding of the critical accounting policies discussed below.

Estimates

We prepare our financial statements in conformity with U.S. GAAP and are required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We use a fair value approach in testing our intangible assets, which primarily consist of goodwill, for impairment. Actual results could differ from those estimates and assumptions.

Acquisitions and Goodwill

We have made and expect to continue to make selective acquisitions. The evaluation of potential acquisitions is based on various factors, including specialized know-how, reputation, geographic coverage, competitive position and service offerings of the target businesses, as well as our experience and judgment.

Our acquisition strategy is focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our various strategic business platforms and agency brands through the expansion of their geographic reach or their service capabilities to better serve our clients. Additional key factors we consider include the competitive position and specialized know-how of the acquisition targets. Accordingly, as is typical in most service businesses, a substantial portion of the assets we acquire are intangible assets primarily consisting of the know-how of the personnel, which is treated as part of goodwill and is not required to be valued separately under U.S. GAAP. For each acquisition, we undertake a detailed review to identify other intangible assets that are required to be valued separately. A significant portion of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as trade names. In valuing these identified intangible assets, we typically use an income approach and consider comparable market participant measurements.

We evaluate goodwill for impairment at least annually at May 1 and whenever events or circumstances indicate the carrying value may not be recoverable. Under FASB ASC Topic 350, *Intangibles - Goodwill and Other*, we have the option of either assessing qualitative factors to determine whether it is more-likely-than-not that the carrying value of our reporting units exceeds their respective fair value (Step 0) or proceeding directly to the quantitative goodwill impairment test. While there were no trigger events that required us to perform a quantitative test, we performed the annual quantitative impairment test and compared the fair value of each of our reporting units to its respective carrying value, including goodwill. We identified our regional reporting units as components of our operating segments, which are our six global agency networks. The regional reporting units and practice areas monitor performance and are responsible for the agencies in their region. The regional reporting units report to the segment managers and facilitate the administrative and logistical requirements of our key client matrix organization structure for delivering services to clients in their regions. We have concluded that for each of our operating segments, their regional reporting units have similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in FASB ASC Topic 280, *Segment Reporting*, and in FASB ASC Topic 350. Consistent with our fundamental business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, and the employees share similar skill sets. The main economic components of each agency are employee compensation and related costs, and direct service costs and occupancy and other costs, which include rent and occupancy costs, technology costs that are generally limited to personal computers, servers and off-the-shelf software and other overhead expenses. Finally, the expected benefits of our acquisitions are typically shared by multiple agencies in various regions as they work together to integrate the acquired business into our virtual client network strategy.

Goodwill Impairment Review - *Estimates and Assumptions*

We use the following valuation methodologies to determine the fair value of our reporting units: (1) the income approach, which utilizes discounted expected future cash flows, (2) comparative market participant multiples for EBITDA (earnings before interest, taxes, depreciation and amortization) and (3) when available, consideration of recent and similar acquisition transactions.

In applying the income approach, we use estimates to derive the discounted expected cash flows ("DCF") for each reporting unit that serves as the basis of our valuation. These estimates and assumptions include revenue growth and operating margin, EBITDA, tax rates, capital expenditures, weighted average cost of capital and related discount rates and expected long-term cash flow growth rates. All of these estimates and assumptions are affected by conditions specific to our businesses, economic conditions related to the industry we operate in, as well as conditions in the global economy. The assumptions that have the most significant effect on our valuations derived using a DCF methodology are: (1) the expected long-term growth rate of our reporting units' cash flows and (2) the weighted average cost of capital ("WACC") for each reporting unit.

The long-term growth rate and WACC assumptions used in our evaluations:

	May 1, 2024	May 1, 2023
Long-Term Growth Rate	3.5%	3.5%
WACC	10.8% - 11.8%	11.0% - 11.4%

Long-term growth rate represents our estimate of the long-term growth rate for our industry and the geographic markets we operate in. For the past ten years, the average historical revenue growth rate of our reporting units and the Average Nominal GDP, or NGDP, growth of the countries comprising the major markets that account for substantially all of our revenue, was approximately 3.6% and 4.7%, respectively. We considered this history when determining the long-term growth rates used in our annual impairment test at May 1, 2024. Included in the 10-year history is the full year 2020, which included the negative impact of the COVID-19 pandemic on the global economy and our revenue. We believe marketing expenditures over the long term have a high correlation to NGDP, notwithstanding the volatility of inflationary environments. Based on our past performance, we also believe that our growth rate can exceed NGDP growth in the short-term in the markets we operate in, which are similar across our reporting units. Accordingly, for our annual test as of May 1, 2024, we used an estimated long-term growth rate of 3.5%.

When performing the annual impairment test as of May 1, 2024 and estimating the future cash flows of our reporting units, we considered the current macroeconomic environment, as well as industry and market specific conditions in 2024. In the first half of 2024, our organic revenue increase was 4.6%, which excluded our net disposition activity and the impact from changes in foreign exchange rates.

The WACC is comprised of: (1) a risk-free rate of return, (2) a business risk index ascribed to us and to companies in our industry comparable to our reporting units based on a market derived variable that measures the volatility of the share price of equity securities relative to the volatility of the overall equity market, (3) an equity risk premium that is based on the rate of return on equity of publicly traded companies with business characteristics comparable to our reporting units, and (4) a current after-tax market rate of return on debt of companies with business characteristics similar to our reporting units, each weighted by the relative market value percentages of our equity and debt.

Our six reporting units vary in size with respect to revenue and the amount of debt allocated to them. These differences drive variations in fair value among our reporting units. In addition, these differences as well as differences in book value, including goodwill, cause variations in the amount by which fair value exceeds book value among the reporting units. The goodwill balances and debt vary by reporting unit primarily because our three legacy agency networks were acquired at the formation of Omnicom and were accounted for as a pooling of interests that did not result in any additional debt or goodwill being recorded. The remaining three agency networks were built through a combination of internal growth and acquisitions that were accounted for using the acquisition method and as a result, they have a relatively higher amount of goodwill and debt. Finally, the allocation of goodwill when components are transferred between reporting units is based on relative fair value at the time of transfer.

Goodwill Impairment Review - Conclusion

Based on the results of our impairment test, we concluded that our goodwill as of May 1, 2024 was not impaired, because the fair value of each of our reporting units was in excess of its respective net book value. For our reporting units with negative book value, we concluded that the fair value of their total assets was in excess of book value. The minimum decline in fair value that one of our reporting units would need to experience in order to fail the goodwill impairment test was approximately 48%. Notwithstanding our belief that the assumptions we used for WACC and long-term growth rate in our impairment testing were reasonable, we performed a sensitivity analysis for each reporting unit. The results of this sensitivity analysis on our impairment test as of May 1, 2024 revealed that if the WACC increased by 1% and/or the long-term growth rate decreased by 1%, the fair value of each of our reporting units would continue to be in excess of its respective net book value and would pass the impairment test.

We will continue to perform our impairment test each year at May 1, unless events or circumstances trigger the need for an interim impairment test. There were no events through December 31, 2024 that would change our impairment assessment. The estimates used in our goodwill impairment test do not constitute forecasts or projections of future results of operations, but rather are estimates and assumptions based on historical results and assessments of macroeconomic factors affecting our reporting units as of the valuation date. We believe that our estimates and assumptions are reasonable, but they are subject to change from year-over-year. Actual results of operations and other factors will likely differ from the estimates used in our discounted cash flow valuation, and it is possible that differences could be significant. A change in the estimates we use could result in a decline in the estimated fair value of one or more of our reporting units from the amounts derived as of our latest valuation and could cause us to fail our goodwill impairment test if the estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A large decline in estimated fair value of a reporting unit could result in a non-cash impairment charge and may have an adverse effect on our results of operations and financial position. Additional information about acquisitions and goodwill appears in Notes 2, 5 and 6 to the consolidated financial statements.

Revenue Recognition

Revenue is recognized when a customer obtains control and receives the benefit of the promised goods or services (the performance obligation) in an amount that reflects the consideration we expect to receive in exchange for those goods or services (the transaction price). We measure revenue by estimating the transaction price based on the consideration specified in the client arrangement. Revenue is recognized as the performance obligations are satisfied. Our revenue is primarily derived from the planning and execution of advertising, marketing, and communications services in the following fundamental disciplines: Media & Advertising, Precision Marketing, Public Relations, Healthcare, Branding & Retail Commerce, Experiential, and Execution & Support. Our client contracts are primarily fees for service on a rate per hour or per project basis. Revenue is recorded net of sales, use and value added taxes.

Performance Obligations. In substantially all our disciplines, the performance obligation is to provide advisory and consulting services at an agreed-upon level of effort to accomplish the specified engagement. Our client contracts are comprised of diverse arrangements involving fees based on any one or a combination of the following: an agreed fee or rate per hour for the level of effort expended by our employees; commissions based on the client's spending for media purchased from third parties; qualitative or quantitative incentive provisions specified in the contract; and reimbursement for third-party costs that we are required to include in revenue when we control the vendor services related to such costs and we act as principal. The transaction price of a contract is allocated to each distinct performance obligation based on its relative stand-alone selling price and is recognized as revenue when, or as, the customer receives the benefit of the performance obligation. Clients typically receive and consume the benefit of our services as they are performed. Substantially all our client contracts provide that we are compensated for services performed to date and allow for cancellation by either party on short notice, typically 90 days, without penalty.

Generally, our short-term contracts, which normally take 30 to 90 days to complete, are performed by a single agency and consist of a single performance obligation. As a result, we do not consider the underlying services as separate or distinct performance obligations because our services are highly interrelated, occur in close proximity, and the integration of the various components of a marketing message is essential to overall service. In certain of our long-term client contracts, which have a term of up to one year, the performance obligation is a stand-ready obligation, because we provide a constant level of similar services over the term of the contract. In other long-term contracts, when our services are not a stand-ready obligation, we consider our services distinct performance obligations and allocate the transaction price to each separate performance obligation based on its stand-alone selling price, including contracts for strategic media planning and buying services, which are considered to be multiple performance obligations, and we allocate the transaction price to each distinct service based on the staffing plan and the stand-alone selling price. In substantially all of our creative services contracts, we have distinct performance obligations for our services, including certain creative services contracts where we act as an agent and arrange, at the client's direction, for third parties to perform studio production efforts.

Revenue Recognition Methods. A substantial portion of our revenue is recognized over time, as the services are performed, because the client receives and consumes the benefit of our performance throughout the contract period, or we create an asset with no alternative use and are contractually entitled to payment for our performance to date in the event the client terminates the contract for convenience. For these client contracts, other than when we have a stand-ready obligation to perform services, revenue is recognized over time using input measures that correspond to the level of staff effort expended to satisfy the performance obligation on a rate per hour or equivalent basis. For client contracts when we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract, typically for periods up to one year, where the scope of these arrangements is broad and there are no significant gaps in performing the services, we recognize revenue using a time-based measure resulting in a straight-line revenue recognition. From time to time, there may be changes in the client service requirements during the term of a contract and the changes could be significant. These changes are typically negotiated as new contracts covering the additional requirements and the associated costs, as well as additional fees for the incremental work to be performed.

To a lesser extent, for certain other contracts where our performance obligations are satisfied in phases, we recognize revenue over time using certain output measures based on the measurement of the value transferred to the customer, including milestones achieved. Where the transaction price or a portion of the transaction price is derived from commissions based on a percentage of purchased media from third parties, the performance obligation is not satisfied until the media is run and we have an enforceable contract providing a right to payment. Accordingly, revenue for commissions is recognized at a point in time, typically when the media is run, including when it is not subject to cancellation by the client or media vendor.

Principal vs. Agent. In substantially all our businesses, we incur third-party costs on behalf of clients, including direct costs and incidental, or out-of-pocket costs. Third-party direct costs incurred in connection with the creation and delivery of advertising, marketing, and communications services include, among others: purchased media, studio production services, specialized talent, including artists and other freelance labor, event marketing supplies, materials and services, promotional items, market research and third-party data and other related expenditures. Out-of-pocket costs include, among others: transportation, hotel, meals, shipping and telecommunication charges incurred by us in the course of providing our services. Billings related to out-of-pocket costs are included in revenue since we control the goods or services prior to delivery to the client.

However, the inclusion of billings related to third-party direct costs in revenue depends on whether we act as a principal or as an agent in the client arrangement. In most of our businesses, including advertising, which also includes studio production efforts and media planning and buying services, precision marketing, public relations, healthcare, and branding and retail commerce, we act as an agent and arrange, at the client's direction, for third parties to perform certain services. In these cases, we do not control the goods or services prior to the transfer to the client. As a result, revenue is recorded net of these costs, equal to the amount retained for our fee or commission.

In certain businesses, we may act as principal when contracting for third-party services on behalf of our clients. In our experiential business and most of our execution and support businesses, including field marketing and certain specialty marketing businesses, we act as principal because we control the specified goods or services before they are transferred to the client and we are responsible for providing the specified goods or services, or we are responsible for directing and integrating third-party vendors to fulfill our performance obligation at the agreed upon contractual price. In such arrangements, we also take pricing risk under the terms of the client contract. In certain media buying businesses, we act as principal when we control the buying process for the purchase of the media and contract directly with the media vendor. In these arrangements, we assume the pricing risk under the terms of the client contract. When we act as principal, we include billable amounts related to third-party costs in the transaction price and record revenue over time at the gross amount billed, including out-of-pocket costs, consistent with the manner that we recognize revenue for the underlying services contract. However, in media buying contracts where we act as principal, we recognize revenue at a point in time, typically when the media is run, including when it is not subject to cancellation by the client or media vendor.

Variable Consideration. Some of our client arrangements include variable consideration provisions, which include performance incentives, tiered commission structures and vendor rebates in certain markets outside of the United States. Variable consideration is estimated and included in total consideration at contract inception based on either the expected value method or the most likely outcome method. These estimates are based on historical award experience, anticipated performance and other factors known at the time. Performance incentives are typically recognized in revenue over time. Variable consideration for our media businesses in certain international markets includes rebate revenue and is recognized when it is probable that the media will be run, including when it is not subject to cancellation by the client. In addition, when we receive rebates or credits from vendors for transactions entered into on behalf of clients, they are remitted to the clients in accordance with contractual requirements or retained by us based on the terms of the client contract or local law. Amounts passed on to clients are recorded as a liability and amounts retained by us are recorded as revenue when earned, typically when the media is run.

NEW ACCOUNTING STANDARDS

See Notes 1 and 24 to the consolidated financial statements for information on the adoption of new accounting standards and accounting standards not yet adopted.

CONSOLIDATED RESULTS OF OPERATIONS

The year-over-year change in results of operations:

| | Year Ended December 31, | | | 2024 vs. 2023 | 2023 vs. 2022 |
	2024	2023	2022	$ Change	$ Change
Revenue	$ **15,689.1**	$ 14,692.2	$ 14,289.1	$ 996.9	$ 403.1
Operating Expenses:					
Salary and service costs	**11,432.5**	10,701.2	10,325.9	731.3	375.3
Occupancy and other costs	**1,274.4**	1,168.8	1,168.6	105.6	0.2
Real estate and other repositioning costs[2]	**57.8**	191.5	—	(133.7)	191.5
Charges arising from the effects of the war in Ukraine[3]	**—**	—	113.4	—	(113.4)
Gain on disposition of subsidiary[2]	**—**	(78.8)	—	78.8	(78.8)
Cost of services	**12,764.7**	11,982.7	11,607.9	782.0	374.8
Selling, general and administrative expenses[2]	**408.1**	393.7	378.5	14.4	15.2
Depreciation and amortization	**241.7**	211.1	219.4	30.6	(8.3)
Total operating expenses	**13,414.5**	12,587.5	12,205.8	827.0	381.7
Operating Income	**2,274.6**	2,104.7	2,083.3	169.9	21.4
Interest Expense	**247.9**	218.5	208.6	29.4	9.9
Interest Income	**100.9**	106.7	70.7	(5.8)	36.0
Income Before Income Taxes and Income From Equity Method Investments	**2,127.6**	1,992.9	1,945.4	134.7	47.5
Income Tax Expense	**560.5**	524.9	546.8	35.6	(21.9)
Income From Equity Method Investments	**6.9**	5.2	5.2	1.7	—
Net Income	**1,574.0**	1,473.2	1,403.8	100.8	69.4
Net Income Attributed To Noncontrolling Interests	**93.4**	81.8	87.3	11.6	(5.5)
Net Income - Omnicom Group Inc.[2,3]	$ **1,480.6**	$ 1,391.4	$ 1,316.5	$ 89.2	$ 74.9
Net Income Per Share - Omnicom Group Inc.:					
Basic	$ **7.54**	$ 6.98	$ 6.40	$ 0.56	$ 0.58
Diluted[2,3]	$ **7.46**	$ 6.91	$ 6.36	$ 0.55	$ 0.55
Revenue	$ **15,689.1**	$ 14,692.2	$ 14,289.1	$ 996.9	$ 403.1
Operating Margin %	**14.5**%	14.3%	14.6%	0.2%	(0.3)%
EBITA[1,4]	$ **2,362.1**	$ 2,166.5	$ 2,142.1	$ 195.6	$ 24.4
EBITA Margin %	**15.1**%	14.7%	15.0%	0.4%	(0.3)%

1) Reconciliation of Non-GAAP Financial Measures on page 32.

2) In 2024, operating expenses included $57.8 million ($42.9 million after-tax) of repositioning costs, primarily related to severance, recorded in the second quarter of 2024 (see Note 13 to the consolidated financial statements). Included in selling, general and administrative expenses in the fourth quarter of 2024 are acquisition transaction costs of $14.6 million ($13.1 million after-tax), related to the proposed merger with IPG (see Note 1 to the consolidated financial statements). The net impact of these items reduced operating income for 2024 by $72.4 million ($56.0 million after-tax) and reduced diluted net income per share - Omnicom Group Inc. by $0.28. In 2023, operating expenses included real estate operating lease impairment charges, severance and other exit costs of $191.5 million ($145.5 million after-tax) related to repositioning actions we took in the first and second quarters of 2023 to reduce our real estate requirements, rebalance our workforce, and consolidate operations in certain markets. In addition, in the second quarter of 2023, we recorded a gain of $78.8 million ($55.9 million after-tax) on the disposition of certain of our research businesses in the Execution & Support discipline. Included in the fourth quarter of 2023 within selling, general and administrative expenses are acquisition transaction costs of $14.5 million ($13.0 million after-tax), primarily related to the purchase of Flywheel Digital in January 2024 (see Note 5 to the consolidated financial statements). The net impact of these items reduced operating income for 2023 by $127.2 million ($102.6 million after-tax) and reduced diluted net income per share - Omnicom Group Inc. by $0.50 (see Notes 13 and 14 to the consolidated financial statements).

3) For the year ended December 31, 2022, operating expenses included $113.4 million of charges recorded in the first quarter of 2022, as well as an additional net income tax charge of $4.8 million, related to the disposition of our businesses in Russia, which reduced net income - Omnicom Group Inc. by $118.2 million and diluted net income per share - Omnicom Group Inc. by $0.57 (see Note 15 to the consolidated financial statements).

4) Beginning in 2024, EBITA is defined as earnings before interest, income taxes and amortization of acquired intangible assets and internally developed strategic platform assets. As a result, we reclassified the prior year to be consistent with the revised definition, which reduced EBITA from previously reported amounts. We believe EBITA is useful in evaluating the impact of amortization of acquired intangible assets and internally developed strategic platform assets on operating performance and allows for comparability between reporting periods. The after-tax impact on diluted net income per share- Omnicom Group Inc. for 2024, 2023 and 2022 was $0.32, $0.23 and $0.21, respectively.

Revenue

The components of year-over-year revenue change in the United States ("Domestic") and the remainder of the world ("International"):

	Total		Domestic		International	
	$	**%**	**$**	**%**	**$**	**%**
Year Ended December 31, 2023	$ 14,692.2		$ 7,471.6		$ 7,220.6	
Components of revenue change:						
Foreign exchange rate impact	(65.5)	(0.4)%	—	—%	(65.5)	(0.9)%
Acquisition revenue, net of disposition revenue	293.7	2.0 %	205.3	2.7%	88.4	1.2 %
Organic growth	768.7	5.2 %	509.6	6.8%	259.1	3.6 %
Year Ended December 31, 2024	**$ 15,689.1**	**6.8 %**	**$ 8,186.5**	**9.6%**	**$ 7,502.6**	**3.9 %**

	Total		Domestic		International	
	$	**%**	**$**	**%**	**$**	**%**
Year Ended December 31, 2022	$ 14,289.1		$ 7,367.3		$ 6,921.8	
Components of revenue change:						
Foreign exchange rate impact	(28.3)	(0.2)%	—	—%	(28.3)	(0.4)%
Acquisition revenue, net of disposition revenue	(153.1)	(1.1)%	(87.2)	(1.2)%	(65.9)	(1.0)%
Organic growth	584.5	4.1 %	191.5	2.6%	393.0	5.7 %
Year Ended December 31, 2023	**$ 14,692.2**	**2.8 %**	**$ 7,471.6**	**1.4%**	**$ 7,220.6**	**4.3 %**

The components and percentages are calculated as follows:

- Foreign exchange rate impact is calculated by translating the current period's local currency revenue using the prior period average exchange rates to derive current period constant currency revenue (in this case $15,754.6 million and $14,720.5 million for the Total column for December 31, 2024 and December 31, 2023, respectively). The foreign exchange impact is the difference between the current period revenue in U.S. Dollars and the current period constant currency revenue ($15,689.1 million less $15,754.6 million and $14,692.2 million less $14,720.5 million for the Total column for December 31, 2024 and December 31, 2023, respectively).

- Acquisition revenue is calculated as if the acquisition occurred twelve months prior to the acquisition date by aggregating the comparable prior period revenue of acquisitions through the acquisition date. As a result, acquisition revenue excludes the positive or negative difference between our current period revenue subsequent to the acquisition date and the comparable prior period revenue and the positive or negative growth after the acquisition is attributed to organic growth. Disposition revenue is calculated as if the disposition occurred twelve months prior to the disposition date by aggregating the comparable prior period revenue of dispositions through the disposition date. The acquisition revenue and disposition revenue amounts are netted in the table.

- Organic growth is calculated by subtracting the foreign exchange rate impact, and the acquisition revenue, net of disposition revenue components from total revenue growth.

- The percentage change is calculated by dividing the individual component amount by the prior period revenue base of that component ($14,692.2 million and $14,289.1 million for the Total column for December 31, 2024, and December 31, 2023, respectively).

Changes in the value of foreign currencies against the U.S. Dollar affect our results of operations and financial condition. For the most part, because the revenue and expense of our foreign operations are both denominated in the same local currency, the economic impact on operating margin is minimized. Assuming exchange rates at January 30, 2025, remain unchanged, we expect the impact of changes in foreign exchange rates to reduce revenue between 2.0% to 2.5% for the first quarter of 2025 and by 2.0% for the full year. Based on our acquisition and disposition activity to date, excluding the proposed merger with IPG, we expect that the net impact will be flat for the first quarter and for the full year of 2025.

In the normal course of business, our agencies both gain and lose business from clients each year due to a variety of factors. Under our client-centric approach, we seek to broaden our relationships with all of our clients. Our largest client represented approximately 2.7% and 3.0% of revenue for 2024 and 2023, respectively. Our ten largest and 100 largest clients represented approximately 19.1% and 54.4% of revenue for 2024, respectively, and 20.2% and 54.5% of revenue for 2023, respectively.

Revenue by Discipline

To monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following categories: Media & Advertising, Precision Marketing, Public Relations, Healthcare, Branding & Retail Commerce, Experiential and Execution & Support,

The year-over-year change in revenue and organic growth by discipline:

	Year Ended December 31,					
	2024		2023		2024 vs. 2023	
	$	% of Revenue	$	% of Revenue	$ Change	% Organic Growth
Media & Advertising	$ 8,466.2	54.0%	$ 7,891.2	53.7%	$ 575.0	7.8 %
Precision Marketing	1,820.9	11.6%	1,473.5	10.0%	347.4	3.8 %
Public Relations	1,679.2	10.7%	1,578.9	10.7%	100.3	3.7 %
Healthcare	1,354.7	8.5%	1,362.7	9.4%	(8.0)	(0.4)%
Branding & Retail Commerce	792.9	5.1%	853.7	5.8%	(60.8)	(6.2)%
Experiential	731.5	4.7%	651.4	4.4%	80.1	15.4 %
Execution & Support	843.7	5.4%	880.8	6.0%	(37.1)	(0.5)%
Revenue	**$ 15,689.1**		**$ 14,692.2**		**$ 996.9**	**5.2 %**

	Year Ended December 31,					
	2023		2022		2023 vs. 2022	
	$	% of Revenue	$	% of Revenue	$ Change	% Organic Growth
Media & Advertising	$ 7,891.2	53.7%	$ 7,433.9	52.0%	$ 457.3	6.5 %
Precision Marketing	1,473.5	10.0%	1,426.6	10.0%	46.9	3.1 %
Public Relations	1,578.9	10.7%	1,552.7	10.9%	26.2	(0.8)%
Healthcare	1,362.7	9.4%	1,322.3	9.3%	40.4	3.8 %
Branding & Retail Commerce	853.7	5.8%	848.1	5.9%	5.6	1.2 %
Experiential	651.4	4.4%	635.6	4.4%	15.8	3.0 %
Execution & Support	880.8	6.0%	1,069.9	7.5%	(189.1)	(1.0)%
Revenue	**$ 14,692.2**		**$ 14,289.1**		**$ 403.1**	**4.1 %**

Effective January 1, 2023, we realigned the classification of certain services primarily within our Commerce & Branding, Execution & Support, and Experiential disciplines, and prior year amounts have been reclassified.

2024 v. 2023

The year-over-year changes in worldwide revenue in 2024, compared to 2023, in our fundamental disciplines were: Media & Advertising increased $575.0 million, Precision Marketing increased $347.4 million, Public Relations increased $100.3 million, Healthcare decreased $8.0 million, Branding & Retail Commerce decreased $60.8 million, Experiential increased $80.1 million, and Execution & Support decreased $37.1 million. Worldwide organic revenue growth increased revenue $768.7 million, or 5.2%, primarily reflecting increased client spending in Media & Advertising, led by Media, as well as Precision Marketing, Public Relations and Experiential disciplines compared to the prior year. Our Public Relations discipline was helped by spending on the U.S. elections, and the Experiential discipline benefited from spending on the Summer Olympics. Organic growth was partially offset by underperformance in our Branding & Retail Commerce discipline. Changes in foreign exchange rates reduced revenue slightly. The decrease in revenue from foreign exchange translation was primarily related to the weakening of some currencies, including the Japanese Yen and Brazilian Real against the U.S. Dollar, partially offset by the strengthening of the British Pound, Colombian Peso and Euro against the U.S. Dollar. Acquisition revenue, net of dispositions, increased revenue $293.7 million, or 2.0% (see Notes 5 and 14 to the consolidated financial statements).

2023 v. 2022

The year-over-year changes in worldwide revenue in 2023, compared to 2022, in our fundamental disciplines were: Media & Advertising increased $457.3 million, Precision Marketing increased $46.9 million, Public Relations increased $26.2 million, Healthcare increased $40.4 million, Branding & Retail Commerce increased $5.6 million, Experiential increased $15.8 million, and Execution & Support decreased $189.1 million. Organic revenue increased across substantially all disciplines, except for Public Relations, which faced a difficult comparison to the prior year, and Execution & Support.

The impact of foreign exchange translation slightly reduced our revenue. The decrease in revenue from foreign exchange translation was primarily related to the weakening of several currencies against the U.S. Dollar, including the Australian Dollar, Canadian Dollar, Japanese Yen, and Chinese Renminbi, partially offset by the Euro and British Pound, which strengthened against the U.S. Dollar compared to the prior year. The negative impact on revenue from acquisitions, net of dispositions, year-over-year was primarily due to dispositions in the Execution & Support discipline in the first and second quarters of 2023, including the sale of our research businesses, as well as the disposition of our businesses in Russia in the first quarter of 2022, partially offset by acquisitions in our Media & Advertising and Public Relations disciplines in 2023.

Revenue by Geography

The year-over-year change in revenue and organic growth in our geographic markets:

	Year Ended December 31,					
	2024		2023		2024 vs. 2023	
	$	% of Revenue	$	% of Revenue	$ Change	% Organic Growth
Americas:						
North America	$ 8,650.2	55.2%	$ 7,951.0	54.2%	$ 699.2	6.3 %
Latin America	433.7	2.8%	386.8	2.6%	46.9	17.2 %
EMEA:						
Europe	4,439.0	28.2%	4,266.9	29.0%	172.1	2.7 %
Middle East and Africa	319.2	2.0%	309.6	2.1%	9.6	5.2 %
Asia-Pacific	1,847.0	11.8%	1,777.9	12.1%	69.1	3.8 %
Revenue	**$ 15,689.1**		$ 14,692.2		$ 996.9	5.2 %

	Year Ended December 31,					
	2023		2022		2023 vs. 2022	
	$	% of Revenue	$	% of Revenue	$ Change	% Organic Growth
Americas:						
North America	$ 7,951.0	54.2%	$ 7,856.0	55.0%	$ 95.0	2.6 %
Latin America	386.8	2.6%	329.0	2.3%	57.8	13.0 %
EMEA:						
Europe	4,266.9	29.0%	4,010.5	28.1%	256.4	6.2 %
Middle East and Africa	309.6	2.1%	346.7	2.4%	(37.1)	(5.8)%
Asia-Pacific	1,777.9	12.1%	1,746.9	12.2%	31.0	6.0 %
Revenue	$ 14,692.2		$ 14,289.1		$ 403.1	4.1 %

The year-over-year increase in worldwide revenue across our geographic markets for 2024 were: North America $699.2 million, or 8.8%, Latin America $46.9 million, or 12.1%, Europe $172.1 million, or 4.0%, the Middle East and Africa $9.6 million, or 3.1%, and Asia-Pacific $69.1 million, or 3.9%.

The year-over-year change in worldwide revenue across our geographic markets for 2023 was: North America increased $95.0 million, or 1.2%, Latin America increased $57.8 million, or 17.6%, Europe increased $256.4 million, or 6.4%, the Middle East and Africa decreased $37.1 million, or 10.7%, and Asia-Pacific increased $31.0 million, or 1.8%.

North America

2024 vs. 2023

In North America, organic revenue growth in 2024 compared to the prior year was primarily driven by strong performance in the United States, especially in the Media & Advertising discipline, led by our media business, and our Precision Marketing, Experiential, and Public Relations disciplines. Our Public Relations discipline was helped by spending on the U.S. elections, and the Experiential discipline benefited from spending on the Summer Olympics. The organic growth was partially offset by underperformance in our Branding & Retail Commerce, Execution & Support and Healthcare disciplines. Acquisitions, net of dispositions, positively impacted revenue and were primarily related to the purchase of Flywheel Digital in January 2024 and acquisitions in the second half of 2023 in our Public Relations discipline, partially offset by dispositions in the Execution & Support discipline in the first half of 2023.

2023 vs. 2022

In 2023, North America's organic revenue growth was driven primarily by the performance in the United States, especially in the Media & Advertising discipline, led by our media business, and our Precision Marketing, and Healthcare disciplines, partially offset by negative performance in our Experiential and Branding & Retail Commerce disciplines, which faced difficult comparisons to the prior year, and our Execution & Support discipline. Acquisitions, net of dispositions, negatively impacted revenue, primarily as a result of dispositions in the Execution & Support discipline in the first and second quarters of 2023, including the sale of our research businesses, partially offset by acquisitions during the year in the Media & Advertising, Precision Marketing, and Public Relations disciplines.

Latin America

2024 vs. 2023

In Latin America, organic revenue growth in 2024 compared to the prior year, increased in all disciplines, led by Media & Advertising, and in all countries in the region. The weakening of most currencies against the U.S. Dollar decreased revenue in 2024, compared to 2023. Acquisitions positively impacted revenue and were primarily related to acquisition activity in our Media & Advertising discipline in the prior year and the purchase of Flywheel Digital in January 2024.

2033 vs. 2022

In Latin America, organic revenue growth in 2023 increased in all our disciplines, led by our Media & Advertising discipline, and in substantially all countries in the region. The strengthening of most currencies, especially the Mexican Peso and Brazilian Real, partially offset by the weakening of the Argentine Peso against the U.S. Dollar, increased revenue in 2023 compared to 2022.

EMEA

Europe

2024 vs. 2023

In Europe, organic revenue growth in 2024 compared to the prior year was driven by strong performance in our Media & Advertising discipline, led by our media business, and in our Experiential and Execution & Support disciplines, partially offset by underperformance in our Precision Marketing, Branding & Retail Commerce and Public Relations disciplines. Foreign currency exchange rate changes increased revenue year-over-year, primarily as a result of the strengthening of the British Pound, partially offset by the weakening of several currencies against the U.S. Dollar year-over-year. Acquisitions, net of dispositions for 2024, positively impacted revenue and were primarily related to the purchase of Flywheel Digital in January 2024 and acquisition activity in our Media & Advertising discipline in the second half of 2023, partially offset by dispositions in the Execution & Support discipline in the first half of 2023. In 2024, total revenue in the U.K. increased 7.1% to $1,700.5 million. Organic revenue growth year-over-year in the U.K. was 2.7%, with growth led by our media business in our Media & Advertising discipline and our Experiential and Execution & Support disciples, partially offset by negative performance in our Precision Marketing, Branding & Retail Commerce, and Public Relations disciplines. In Continental Europe, which includes the Euro Zone and the other European countries, organic growth year-over-year of 2.8% was across substantially all disciplines, led by Turkey, Spain, Germany and Netherlands, and was partially offset by weakness in France and Italy.

2023 vs. 2022

In Europe for 2023 compared to 2022, organic revenue increased across most countries in our major markets and in substantially all disciplines, especially our Media & Advertising discipline, led by our media business, and our Experiential discipline, partially offset by a decrease in our Public Relations discipline. Foreign currency changes increased revenue in 2023, primarily as a result of the strengthening of the Euro and British Pound against the U.S. Dollar year-over-year. Acquisition revenue, net of disposition revenue, reduced revenue compared to the prior year, primarily due to the disposition of our businesses in Russia in the first quarter of 2022 and the disposition of certain businesses, primarily our research businesses in the Execution & Support discipline in the second quarter of 2023. In 2023, total revenue in the U.K. increased 4.0% to $1,587.3 million. Organic revenue growth year-over-year in the U.K. was 4.7%, with growth across most disciplines, led by our media business in our Media & Advertising discipline, partially offset by negative performance in our Precision Marketing and Public Relations disciplines. In Continental Europe, which includes the Euro Zone and the other European countries, organic growth year-over-year of 7.2% was led by Italy, France, and Germany across substantially all disciplines.

Middle East and Africa 2024 vs. 2023 vs. 2022

In the Middle East and Africa for 2024, organic revenue increased compared to 2023, primarily as a result of our Media & Advertising and Experiential disciplines. For 2024, the strengthening of certain currencies in the region against the U.S. Dollar decreased revenue year-over-year. For 2023, organic revenue decreased compared to 2022, primarily as a result of our Experiential discipline, which faced difficult comparisons in the region, partially offset by our Media & Advertising discipline. In 2023 as compared to 2022, the weakening of certain currencies in the region against the U.S. Dollar also decreased revenue year-over-year.

Asia-Pacific

2024 vs. 2023

In Asia-Pacific, during 2024, organic revenue increased compared to 2023. Organic growth in our Media & Advertising discipline was partially offset by underperformance in our Precision Marketing and Public Relations disciplines. Substantially all markets in the region, especially China, India, Australia, the Philippines and Thailand, had positive organic revenue growth as compared to the prior year. Foreign currency changes decreased revenue for the year, primarily as a result of the weakening of the Japanese Yen and Chinese Reminbi against the U.S. Dollar. Acquisition activity, including the purchase of Flywheel Digital in January 2024, increased revenue compared to the prior year.

2023 vs 2022

Organic revenue for Asia-Pacific in 2023 increased compared to 2022 across most major markets in the region, especially China, India, Australia, and Japan, and was led by our media business in our Media & Advertising discipline and our Experiential discipline. The organic revenue growth was partially offset by the weakening of certain currencies in the region against the U.S. Dollar, especially the Australian Dollar, Japanese Yen and Chinese Renminbi.

Revenue by Industry

Revenue by industry sector:

	Year Ended December 31,		
	2024	2023	2022
Pharmaceuticals and Healthcare	16 %	16 %	16 %
Food and Beverage	15 %	15 %	15 %
Auto	12 %	12 %	12 %
Consumer Products	10 %	8 %	8 %
Technology	8 %	8 %	8 %
Financial Services	7 %	8 %	8 %
Travel and Entertainment	7 %	7 %	6 %
Retail	6 %	6 %	6 %
Telecommunications	3 %	4 %	4 %
Government	4 %	4 %	4 %
Services	3 %	2 %	3 %
Oil, Gas and Utilities	2 %	2 %	2 %
Not-for-Profit	1 %	1 %	1 %
Education	1 %	1 %	1 %
Other	5 %	6 %	6 %
Total	**100 %**	100 %	100 %

Operating Expenses

The year-over-year change in operating expenses:

	Year Ended December 31,					
	2024		2023		2024 vs. 2023	
	$	% of Revenue	$	% of Revenue	$ Change	% Change
Revenue	$ **15,689.1**		$ 14,692.2		$ 996.9	6.8%
Operating Expenses:						
Salary and service costs:						
Salary and related costs	**7,441.4**	**47.4%**	7,212.8	49.1%	228.6	3.2%
Third-party service costs	**3,348.6**	**21.3%**	2,917.9	19.9%	430.7	14.8%
Third-party incidental costs	**642.5**	**4.1%**	570.5	3.9%	72.0	12.6%
Total salary and service costs	**11,432.5**	**72.9%**	10,701.2	72.8%	731.3	6.8%
Occupancy and other costs	**1,274.4**	**8.1%**	1,168.8	8.0%	105.6	9.0%
Real estate and other repositioning costs	**57.8**	**0.4%**	191.5	1.3%	(133.7)	
Gain on disposition of subsidiary	**—**	**—%**	(78.8)	(0.5)%	78.8	
Cost of services	**12,764.7**		11,982.7		782.0	6.5%
Selling, general and administrative expenses	**408.1**	**2.6%**	393.7	2.7%	14.4	3.7%
Depreciation and amortization	**241.7**	**1.5%**	211.1	1.4%	30.6	14.5%
Total operating expenses	**13,414.5**	**85.5%**	12,587.5	85.7%	827.0	6.6%
Operating Income	$ **2,274.6**	**14.5%**	$ 2,104.7	14.3%	$ 169.9	8.1%

	Year Ended December 31,					
	2023		2022		2023 vs. 2022	
	$	% of Revenue	$	% of Revenue	$ Change	% Change
Revenue	$ 14,692.2		$ 14,289.1		$ 403.1	2.8%
Operating Expenses:						
Salary and service costs:						
Salary and related costs	7,212.8	49.1%	7,197.9	50.4%	14.9	0.2%
Third-party service costs	2,917.9	19.9%	2,585.5	18.1%	332.4	12.9%
Third-party incidental costs	570.5	3.9%	542.5	3.8%	28.0	5.2%
Total salary and service costs	10,701.2	72.8%	10,325.9	72.3%	375.3	3.6%
Occupancy and other costs	1,168.8	8.0%	1,168.6	8.2%	0.2	—%
Real estate and other repositioning costs	191.5	1.3%	—	—%	191.5	—%
Charges arising from the effects of the war in Ukraine	—	—%	113.4	0.8%	(113.4)	
Gain on disposition of subsidiary	(78.8)	(0.5)%	—	—%	(78.8)	
Cost of services	11,982.7		11,607.9		374.8	3.2%
Selling, general and administrative expenses	393.7	2.7%	378.5	2.6%	15.2	4.0%
Depreciation and amortization	211.1	1.4%	219.4	1.5%	(8.3)	(3.8)%
Total operating expenses	12,587.5	85.7%	12,205.8	85.4%	381.7	3.1%
Operating Income	$ 2,104.7	14.3%	$ 2,083.3	14.6%	$ 21.4	1.0%

We measure cost of services in two distinct categories: salary and service costs and occupancy and other costs. As a service business, salary and service costs make up the significant portion of our operating expenses and substantially all these costs comprise the essential components directly linked to the delivery of our services. Salary and service costs include employee compensation and benefits, freelance labor, third-party service costs, and third-party incidental costs. Third-party service costs include vendor costs when we act as principal in providing services to our clients. Third-party incidental costs that are required to be included in revenue primarily consist of client-related travel and incidental out-of-pocket costs that are billed back to the client directly at our cost. Occupancy and other costs consist of the indirect costs related to the delivery of our services, including office rent and other occupancy costs, equipment rent, technology costs, general office expenses and other expenses. Adverse and beneficial fluctuations in foreign currencies from year-over-year impact our results of operations and financial condition when we translate our financial statements from local foreign currencies to the U.S. Dollar. However, substantially all of our foreign operations transact business in their local currency, mitigating the impact of changes in foreign currency exchange rates on our operating margin percentage. As a result, the changes in our operating expenses year-over-year from foreign currency translation were in line with the percentage impact from changes in foreign currencies on revenue for the year ended December 31, 2024.

2024 vs. 2023

Operating expenses in 2024 increased $827.0 million, or 6.6%, to $13,414.5 million from $12,587.5 million, compared to the prior year, primarily as a result of organic growth and the acquisition of Flywheel in the first quarter of 2024 (see Note 5 to the consolidated financial statements). Operating expenses for 2024 include the impact of repositioning costs, primarily related to severance, recorded in the second quarter of 2024 for $57.8 million in connection with our strategic initiatives to increase efficiencies in our international operations and the start of the consolidation of our production services (see Note 13 to the consolidated financial statements). Included in selling, general and administrative expenses in the fourth quarter of 2024 are acquisition transaction costs of $14.6 million ($13.1 million after-tax) related to the proposed merger with IPG (see Note 1 to the consolidated financial statements).

2023 vs. 2022

Operating expenses in 2023 increased $381.7 million, or 3.1%, to $12,587.5 million from $12,205.8 million. Operating expenses for 2023 reflect the net impact of the gain on disposition of certain research businesses in our Execution & Support discipline of $78.8 million, repositioning costs related to real estate and other exit charges and severance costs of $191.5 million (see Notes 13 and 14 to the consolidated financial statements) and acquisition transaction costs of $14.5 million, primarily related to the Flywheel Digital acquisition that closed in January 2024.

Operating Expenses - Salary and Service Costs

Salary and service costs, which tend to fluctuate with changes in revenue, are comprised of salary and related costs, third-party service costs, and third-party incidental costs.

2024 vs. 2023

Salary and service costs for 2024 increased $731.3 million, or 6.8%, to $11,432.5 million, compared to the prior year. Salary and related costs for 2024 increased $228.6 million, or 3.2%, to $7,441.4 million, primarily as a result of our acquisition of Flywheel Digital. These costs decreased as a percentage of revenue, primarily due to the reduction in headcount arising from our ongoing repositioning actions and changes in our global employee mix. Third-party service costs for 2024 increased $430.7 million, or 14.8%, to $3,348.6 million, primarily as a result of organic growth in our Media & Advertising and Experiential disciplines. Third-party incidental costs for 2024 increased $72.0 million, or 12.6%, to $642.5 million.

2023 vs. 2022

Salary and service costs in 2023 compared to the prior year period increased $375.3 million, or 3.6% to $10,701.2 million. Salary and related costs for 2023 increased $14.9 million, or 0.2%, to $7,212.8 million, primarily due to an increase in headcount. Headcount increased in 2023 as a result of organic growth and our acquisition activity; the increase was partially offset by the dispositions in our Execution & Support discipline in the first and second quarters of 2023. Third-party service costs for 2023 increased $332.4 million, or 12.9%, to $2,917.9 million due to changes in the mix of our businesses year-over-year, and were less impacted by the effects of our disposition activity during the year. Third-party incidental costs for 2023 increased $28.0 million, or 5.2%, to $570.5 million.

Operating Expenses - Occupancy and Other Costs

Occupancy and other costs are less directly linked to changes in revenue than salary and service costs.

2024 vs. 2023

Occupancy and other costs for 2024, increased by $105.6 million, or 9.0%, year-over-year to $1,274.4 million, primarily resulting from acquisition activity. Increased office and other related costs were partially offset by lower rent expense in the year.

2023 vs. 2022

Occupancy and other costs for 2023, increased slightly by $0.2 million year-over-year. Lower rent expense was partially offset by an increase in office and other related costs in the year. In connection with the transition to a flexible working environment, a hybrid model which allows for partial remote work, we took certain actions in the first quarter of 2023 to reduce and reposition our office lease portfolio and recorded a charge of $119.2 million, which included an $80.4 million non-cash impairment charge for operating lease right-of-use, or ROU, assets, $20.0 million for the write-off of the net book value of leasehold improvements at the affected locations, and $18.8 million of other lease obligations. Substantially all of the operating lease payments related to the ROU assets will be paid out through December 31, 2026 (see Note 13 to the consolidated financial statements).

Operating Expenses - Selling, General & Administrative Expenses

SG&A expenses primarily consist of third-party marketing costs, professional fees, and compensation and benefits and occupancy and other costs of our corporate and executive offices, including group-wide finance and accounting, treasury, legal and governance, human resource oversight and similar costs.

2024 vs. 2023

SG&A expenses for 2024 increased $14.4 million compared to 2023, primarily due to professional fees related to our strategic initiatives. Included in selling, general and administrative expenses in the fourth quarter of 2024 are acquisition transaction costs of $14.6 million ($13.1 million after-tax) related to the proposed merger with IPG (see Note 1 to the consolidated financial statements).

2023 vs. 2022

SG&A expenses for 2023 increased $15.2 million compared to 2022, primarily as a result of higher professional fees in connection with our acquisition activity during the year, and acquisition transaction costs of $14.5 million ($13.0 million after-tax), primarily related to the Flywheel Digital acquisition that closed in January 2024.

Operating Income

2024 vs. 2023

Operating income for 2024 increased $169.9 million, or 8.1%, to $2,274.6 million, compared to 2023, and operating margin increased to 14.5% from 14.3%. EBITA increased $195.6 million to $2,362.1 million, and EBITA margin increased to 15.1% from 14.7%. The net effect of repositioning actions, primarily related to severance, recorded in the second quarter of 2024 and acquisition transaction costs recorded in the fourth quarter of 2024 (see Note 13 to the consolidated financial statements) reduced both operating income and EBITA by $72.4 million, and reduced both operating margin by 0.5% and EBITA margin by 0.4%. The net effect of the real estate and other repositioning costs, the gain on disposition of subsidiaries (see Notes 13 and 14 to the consolidated financial statements) and acquisition costs, reduced both operating income and EBITA by $127.2 million, and reduced both operating margin and EBITA margin by 0.9% in 2023.

2023 vs. 2022

Operating income for 2023 compared to 2022, increased $21.4 million to $2,104.7 million and operating margin decreased to 14.3% from 14.6%. EBITA decreased $24.4 million to $2,166.5 million and EBITA margin decreased to 14.7% from 15.0%. The net effect of the real estate and other repositioning costs, the gain on disposition of subsidiaries (see Notes 13 and 14 to the consolidated financial statements) and acquisition costs, reduced both operating income and EBITA by $127.2 million, and reduced both operating margin and EBITA margin by 0.9%. Operating income and EBITA in 2022 included a reduction of $113.4 million related to charges arising from the war in Ukraine, which decreased both operating margin and EBITA margin by 0.8%.

Net Interest Expense

2024 vs. 2023

Net interest expense in 2024 increased $35.2 million year-over-year to $147.0 million. Interest expense on debt increased by $31.2 million year-over-year, primarily related to the issuance in the first quarter of 2024 of €600 million 3.70% Senior Notes due 2032, or 2032 Notes, and the issuance in the third quarter of 2024 of $600 million 5.30% Senior Notes due 2034, or 2034 Notes. The net proceeds from the issuance of the 2032 Notes were used for general corporate purposes, including working capital expenditures, acquisitions and repurchases of our common stock. The net proceeds from the issuance of the 2034 Notes, along with available cash, were used to fund the repayment of our $750 million 3.65% Senior Notes on

November 1, 2024 (see Note 7 to the consolidated financial statements). Interest income in 2024 decreased $5.8 million year-over-year to $100.9 million, primarily as a result of lower cash balances in the first half of the year due to the timing of our financing and acquisition activity, including the purchase of Flywheel in the first quarter of 2024.

2023 vs. 2022

Net interest expense in 2023 decreased $26.1 million year-over-year to $111.8 million. Interest expense increased by $9.9 million year-over-year, primarily related to non-cash interest charges on pension and other postemployment benefits (see Note 12 to the consolidated financial statements). Interest income in 2023 increased $36.0 million year-over-year to $106.7 million, primarily as a result of higher average cash balances.

Income Taxes

2024 vs. 2023

Our effective tax rate for 2024 remained flat year-over-year at 26.3%. The effective tax rate for 2024 was favorably impacted by the windfall tax benefit on share-based compensation. The effective tax rate for 2023 includes an increase of approximately $10.7 million in income tax expense related to a lower tax benefit in certain jurisdictions for the real estate and other repositioning costs in the period and an increase in the U.K. statutory tax rate, partially offset by approximately $10.0 million of favorable impacts from the resolution of certain non-U.S. tax positions.

2023 vs. 2022

Our effective tax rate for 2023 decreased year-over-year to 26.3% from 28.1%. The higher effective tax rate for 2022 was predominantly the result of the non-deductibility of the $113.4 million charge recorded in the first quarter of 2022, arising from the effects of the war in Ukraine.

Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate described in the Global Anti-Base Erosion, or Pillar Two, model rules issued by the Organization for Economic Co-operation and Development. A minimum effective tax rate of 15% would apply to multinational companies with consolidated revenue above €750 million.

Under the Pillar Two rules, a company would be required to determine a combined effective tax rate for all entities located in a jurisdiction. If the jurisdictional effective tax rate determined under the Pillar Two is less than 15%, a top-up tax will be due to bring the jurisdictional effective tax rate up to 15%. We are continuing to monitor the pending implementation of Pillar Two by individual countries and the potential effects of Pillar Two on our business. The provisions effective in 2024 did not have a materially adverse impact on our results of operations, financial condition or cash flows.

Net Income and Net Income Per Share - Omnicom Group, Inc.

2024 vs. 2023

Net income - Omnicom Group Inc. in 2024 increased $89.2 million to $1,480.6 million from $1,391.4 million. The year-over-year increase is due to the factors described above. Diluted net income per share - Omnicom Group Inc. increased to $7.46 in 2024, from $6.91 in 2023, due to the factors described above and the impact of the reduction in our weighted average common shares outstanding resulting from the repurchases of our common stock, net of shares issued for restricted stock awards, stock option exercises and the employee stock purchase plan during the year. For 2024, the net impact of the real estate and other repositioning costs, primarily related to severance, recorded in the second quarter of 2024 (see Note 13 to the consolidated financial statements) and acquisition transaction costs, recorded in the fourth quarter of 2024 reduced net income - Omnicom Group Inc. by $56.0 million and diluted net income per share - Omnicom Group Inc. by $0.28.

2023 vs. 2022

Net income - Omnicom Group Inc. in 2023 increased $74.9 million to $1,391.4 million from $1,316.5 million. The year-over-year increase is due to the factors described above. Diluted net income per share - Omnicom Group Inc. decreased to $6.91 in 2023, compared to $6.36 in 2022, due to the factors described above and the impact of the reduction in our weighted average common shares outstanding resulting from repurchases of our common stock, net of shares issued for restricted stock awards, stock option exercises and the employee stock purchase plan during the year. For 2023, the net impact of the real estate and other repositioning costs (see Note 13 to the consolidated financial statements), gain on disposition of subsidiaries (see Note 14 to the consolidated financial statements) and acquisition transaction costs reduced net income - Omnicom Group Inc. by $102.6 million and diluted net income per share - Omnicom Group Inc. by $0.50.

NON-GAAP FINANCIAL MEASURES

We use certain non-GAAP financial measures in describing our performance. We use EBITA and EBITA Margin as additional operating performance measures, which exclude from operating income the non-cash amortization expense of acquired intangible assets and internally developed strategic platform assets. We believe EBITA and EBITA Margin are useful measures for investors to evaluate the performance of our business and allow for comparability between the periods presented. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP. Non-GAAP financial measures reported by us may not be comparable to similarly titled amounts reported by other companies.

Reconciliation of Non-GAAP Financial Measures

The following table reconciles the U.S. GAAP financial measure of Net Income - Omnicom Group Inc. to EBITA and EBITA Margin:

	Year Ended December 31,		
	2024	2023	2022
Net Income - Omnicom Group Inc.	$ 1,480.6	$ 1,391.4	$ 1,316.5
Net Income Attributed To Noncontrolling Interests	93.4	81.8	87.3
Net Income	1,574.0	1,473.2	1,403.8
Income From Equity Method Investments	6.9	5.2	5.2
Income Tax Expense	560.5	524.9	546.8
Income Before Income Taxes and Income From Equity Method Investments	2,127.6	1,992.9	1,945.4
Interest Expense	247.9	218.5	208.6
Interest Income	100.9	106.7	70.7
Operating Income	2,274.6	2,104.7	2,083.3
Add back: Amortization of acquired intangible assets and internally developed strategic platform assets	87.5	61.8	58.8
Earnings before interest, taxes, and amortization of intangible assets ("EBITA")	$ 2,362.1	$ 2,166.5	$ 2,142.1
Revenue	$ 15,689.1	$ 14,692.2	$ 14,289.1
EBITA	$ 2,362.1	$ 2,166.5	$ 2,142.1
EBITA Margin %	15.1%	14.7%	15.0%

LIQUIDITY AND CAPITAL RESOURCES

Cash Sources and Requirements

The primary sources of our short-term liquidity are net cash provided by operating activities and cash and cash equivalents. Additional liquidity sources include our $2.5 billion unsecured multi-currency revolving credit facility, or Credit Facility, terminating on June 2, 2028, the ability to issue up to $2 billion of U.S. Dollar denominated commercial paper and issue up to the equivalent of $500 million in British Pounds or Euro under a Euro commercial paper program, and access to the capital markets. In addition, certain of our international subsidiaries have uncommitted credit lines that are guaranteed by Omnicom aggregating $517.4 million. Our liquidity sources fund our non-discretionary cash requirements and our discretionary spending. Our $600 million Delayed Draw Term Loan Agreement automatically terminated on July 15, 2024.

Working capital, which we define as current assets minus current liabilities, is our principal non-discretionary funding requirement. Our working capital cycle typically peaks during the second quarter of the year due to the timing of payments for incentive compensation, income taxes and contingent purchase price obligations. In addition, we have contractual obligations related to our long-term debt (principal and interest payments), recurring business operations, primarily related to lease obligations, and acquisition related obligations. Our principal discretionary cash spending includes dividend payments to common shareholders, capital expenditures, strategic acquisitions and repurchases of our common stock.

Cash and cash equivalents decreased $92.6 million from December 31, 2023. The decrease was composed of:

Sources		
Net cash provided by operating activities - as reported	$	1,733.5
Add back: Decrease in operating capital		231.2
Principal cash sources	$	1,964.7
Uses		
Capital expenditures	$	(140.6)
Dividends paid to common shareholders		(552.7)
Dividends paid to noncontrolling interest shareholders		(85.4)
Acquisition payments, including payment of contingent purchase price obligations and acquisition of additional noncontrolling interests		(998.1)
Repurchases of common stock, net of proceeds from stock plans		(268.6)
Principal cash uses	$	(2,045.4)
Principal cash uses in excess of principal cash sources	$	(80.7)
Effect of foreign exchange rate changes on cash and cash equivalents		(185.4)
Other net financing and investing activities		404.7
Decrease in operating capital		(231.2)
Decrease in cash and cash equivalents - as reported	$	(92.6)

Principal cash sources and principal cash uses are Non-GAAP liquidity measures. These amounts exclude changes in operating capital and other investing and financing activities. This presentation reflects the metrics used by us to assess our sources and uses of cash and was derived from our consolidated statement of cash flows. We believe that this presentation is meaningful to understand the primary sources and uses of our cash flow and the effect on our cash and cash equivalents. Non-GAAP liquidity measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP. Non-GAAP liquidity measures as reported by us may not be comparable to similarly titled amounts reported by other companies. Additional information regarding our cash flows can be found in our consolidated statement of cash flows and Note 16 to the consolidated financial statements.

At December 31, 2024, we have the following contractual obligations:

- The aggregate principal amount of long-term debt is $6.1 billion and matures at various dates from 2026 through 2034. Future interest payments on the debt total $1.0 billion, of which $186.6 million is payable in 2025.

- The liability for operating and finance lease payments is $1,414.9 million, of which $294.2 million is due in 2025.

- The obligation for the defined benefit pension plans is $216.0 million, and the liability for the postemployment arrangements is $126.6 million. In 2024, we contributed $10.6 million to the defined benefit plans and paid $11.4 million for the postemployment arrangements. We do not expect these payments to increase significantly in 2025.

- The liability for contingent purchase price payments (earn-outs) is $220.1 million, of which $56.0 million is payable in 2025.

- The remaining balance for the transition tax on accumulated foreign earnings imposed by the Tax Cut and Jobs Act of 2017 is $41.3 million, of which $34.9 million is payable in 2025.

Based on past performance and current expectations, we believe that net cash provided by operating activities and cash and cash equivalents will be sufficient to meet our non-discretionary cash requirements for the next twelve months. In addition, and over the longer term, our Credit Facility is available to fund our working capital and contractual obligations.

Cash Management

Our regional treasury centers in North America, Europe and Asia manage our cash and liquidity. Each day, operations with excess funds invest those funds with their regional treasury center. Likewise, operations that require funds borrow from their regional treasury center. Treasury centers with excess cash invest on a short-term basis with third parties, with maturities generally ranging from overnight to 90 days. Certain treasury centers have notional pooling arrangements that are used to manage their cash and set-off foreign exchange imbalances. The arrangements require each treasury center to have its own notional pool account and to maintain a notional positive account balance. Additionally, under the terms of the arrangement, set-off of foreign exchange positions are limited to the long and short positions within their own account. To the extent that our treasury centers require liquidity, they can issue up to a total of $2 billion of U.S. Dollar-denominated commercial paper, issue up to the equivalent of $500 million in British Pounds or Euro under a Euro commercial paper program, or borrow under the Credit Facility or the uncommitted credit lines. This process enables us to manage our debt more efficiently and utilize our cash more effectively, as well as manage our risk to foreign exchange rate imbalances. In countries where we either do not conduct treasury operations or it is not feasible for one of our treasury centers to fund net borrowing requirements on an intercompany basis, we arrange for local currency uncommitted credit lines. We have a policy governing counterparty credit risk with financial institutions that hold our cash and cash equivalents, and we have deposit limits for each institution. In countries where we conduct treasury operations, generally the counterparties are either branches or subsidiaries of institutions that are party to the Credit Facility. These institutions generally have credit ratings better than or equal to our credit ratings. In countries where we do not conduct treasury operations, all cash and cash equivalents are held by counterparties that meet specific minimum credit standards.

At December 31, 2024, our foreign subsidiaries held approximately $2.0 billion of our total cash and cash equivalents of $4.3 billion. Substantially all of the cash is available to us, net of any foreign withholding taxes payable upon repatriation to the United States.

As of December 31, 2024, our net debt position, which we define as total debt, including short-term debt, less cash and cash equivalents increased $498.7 million to $1.7 billion from December 31, 2023. The increase in net debt primarily resulted from our discretionary spending of $2.0 billion, primarily related to our acquisition and other financing activities. This increase was substantially offset by the increase in cash from the net cash provided by operating activities of $1.7 billion. In addition, the net effect of foreign exchange rate changes on cash and cash equivalents and on our foreign currency denominated debt increased net debt by $114 million.

Net debt:

	December 31,			
	2024		**2023**	
Short-term debt	$	21.3	$	10.9
Long-term debt, including current portion		6,035.3		5,639.6
Total debt		6,056.6		5,650.5
Less: Cash and cash equivalents		4,339.4		4,432.0
Net debt	$	1,717.2	$	1,218.5

Net debt is a Non-GAAP liquidity measure. This presentation, together with the comparable U.S. GAAP liquidity measures, reflects one of the key metrics used by us to assess our cash management. Non-GAAP liquidity measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP. Non-GAAP liquidity measures as reported by us may not be comparable to similarly titled amounts reported by other companies.

Debt Instruments and Related Covenants

On August 2, 2024, Omnicom issued $600 million 5.30% Senior Notes due 2034. The net proceeds from the issuance, after deducting the underwriting discount and offering expenses, were $592.4 million. The net proceeds from the issuance, along with available cash, were used to fund the repayment of our $750 million 3.65% Senior Notes on November 1, 2024.

On March 6, 2024, Omnicom Finance Holdings plc, or OFH, a U.K.-based wholly owned subsidiary of Omnicom, issued €600 million 3.70% Senior Notes due 2032. The net proceeds from the issuance, after deducting the underwriting discount and offering expenses, were $643.1 million and were used for general corporate purposes, including working capital expenditures, acquisitions and repurchases of our common stock.

Our 2.45% Senior Notes due 2030, 4.20% Senior Notes due 2030, 2.60% Senior Notes due 2031 and 5.30% Senior Notes due 2034 are senior unsecured obligations of Omnicom that rank equal in right of payment with all existing and future unsecured senior indebtedness.

Omnicom and its wholly owned finance subsidiary, Omnicom Capital Inc., or OCI, are co-obligors under the 3.60% Senior Notes due 2026. These notes are a joint and several liability of Omnicom and OCI, and Omnicom unconditionally guarantees OCI's obligations with respect to the notes. OCI provides funding for our operations by incurring debt and lending the proceeds to our operating subsidiaries. OCI's assets primarily consist of cash and cash equivalents and intercompany loans made to our operating subsidiaries, and the related interest receivable. There are no restrictions on the ability of OCI or Omnicom to obtain funds from our subsidiaries through dividends, loans or advances. Such notes are senior unsecured obligations that rank equal in right of payment with all existing and future unsecured senior indebtedness.

Omnicom and OCI have, jointly and severally, fully and unconditionally guaranteed the obligations of OFH with respect to the €500 million 0.80% Senior Notes due 2027 and the €500 million 1.40% Senior Notes due 2031, and Omnicom has fully and unconditionally guaranteed the obligations of OFH with respect the €600 million 3.70% Senior Notes due 2032, collectively the Euro Notes. OFH's assets consist of its investments in several wholly owned finance companies that function as treasury centers, providing funding for various operating companies in Europe, Australia and other countries in the Asia-Pacific region. The finance companies' assets consist of cash and cash equivalents and intercompany loans that they make or have made to the operating companies in their respective regions and the related interest receivable. There are no restrictions on the ability of Omnicom, OCI or OFH to obtain funds from their subsidiaries through dividends, loans or advances. The Euro Notes and the related guarantees are senior unsecured obligations that rank equal in right of payment with all existing and future unsecured senior indebtedness of OFH and each of Omnicom and OCI, as applicable.

Omnicom has fully and unconditionally guaranteed the obligations of Omnicom Capital Holdings plc, or OCH, a U.K.-based wholly owned subsidiary of Omnicom, with respect to the £325 million 2.25% Senior Notes due 2033, or Sterling Notes. OCH's assets consist of its investments in several wholly owned finance companies that function as treasury centers, providing funding for various operating companies in EMEA, Australia and other countries in the Asia-Pacific region. The finance companies' assets consist of cash and cash equivalents and intercompany loans that they make or have made to the operating companies in their respective regions and the related interest receivable. There are no restrictions on the ability of Omnicom or OCH to obtain funds from their subsidiaries through dividends, loans or advances. The Sterling Notes and the related guarantee are senior unsecured obligations that rank equal in right of payment with all existing and future unsecured senior indebtedness of OCH and Omnicom, respectively.

The Credit Facility has a financial covenant that requires us to maintain a Leverage Ratio of consolidated indebtedness to consolidated EBITDA (earnings before interest, taxes, depreciation, amortization and non-cash charges) of no more than 3.5 times for the most recently ended 12-month period. At December 31, 2024, we were in compliance with this covenant as our Leverage Ratio was 2.4 times. The Credit Facility does not limit our ability to declare or pay dividends or repurchase our common stock.

At December 31, 2024, our long-term and short-term debt was rated BBB+ and A2 by S&P and Baa1 and P2 by Moody's. Our access to the commercial paper market and the cost of any issuances is affected by market conditions and our credit ratings. The long-term debt indentures and the Credit Facility do not contain provisions that require acceleration of cash payments in the event of a downgrade in our credit ratings.

Credit Markets and Availability of Credit

In light of the uncertainty of future economic conditions, we will continue to take actions available to us to respond to changing economic conditions, and we will manage our discretionary expenditures. We will also continue to monitor and manage the level of credit made available to our clients. We believe that these actions, in addition to the availability of our Credit Facility, are sufficient to fund our near-term working capital needs and our discretionary spending. Information regarding our Credit Facility is provided in Note 7 to the consolidated financial statements.

We have the ability to fund our day-to-day liquidity, including working capital, by issuing commercial paper or borrowing under the Credit Facility. We did not issue commercial paper in 2024. In 2023, we had a maximum of $200 million of commercial paper outstanding during the year, the average amount outstanding was $5.1 million, the average days outstanding were 1.7 days, and the weighted average interest rate was 5.24%. At December 31, 2024, there were no outstanding borrowings under the Credit Facility and no outstanding commercial paper issuances.

We may issue commercial paper to fund our day-to-day liquidity when needed. However, disruptions in the credit markets may lead to periods of illiquidity in the commercial paper market and higher credit spreads. To mitigate any disruption in the credit markets and to fund our liquidity, we may borrow under the Credit Facility or the uncommitted credit lines or access the capital markets if favorable conditions exist. We will continue to monitor closely our liquidity and conditions in the credit markets. We cannot predict with any certainty the impact on us of any disruptions in the credit markets. In such circumstances, we may need to obtain additional financing to fund our day-to-day working capital requirements. Such additional financing may not be available on favorable terms, or at all.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We manage our exposure to foreign exchange rate risk and interest rate risk through various strategies, including the use of derivative financial instruments. We use forward foreign exchange contracts as economic hedges to manage the cash flow volatility arising from foreign exchange rate fluctuations. We use net investment hedges to manage the volatility of foreign exchange rates on the investment in our foreign subsidiaries. We do not use derivatives for trading or speculative purposes. Using derivatives exposes us to the credit risk that counterparties to the derivative contracts will fail to meet their contractual obligations. We manage that risk through careful selection and ongoing evaluation of the counterparty financial institutions based on specific minimum credit standards and other factors.

We evaluate the effects of changes in foreign currency exchange rates, interest rates and other relevant market risks on our derivatives. We periodically determine the potential loss from market risk on our derivatives by performing a value-at-risk, or VaR, analysis. VaR is a statistical model that uses historical currency exchange rate data to measure the potential impact on future earnings of our derivative financial instruments assuming normal market conditions. The VaR model is not intended to represent actual losses but is used as a risk estimation and management tool. Based on the results of the model, we estimate with 95% confidence a maximum one-day change in the net fair value of our derivative financial instruments at December 31, 2024 was not material.

Foreign Currency Exchange Risk

In 2024, our international operations represented approximately 48% of our revenue. Changes in the value of foreign currencies against the U.S. Dollar affect our results of operations and financial condition. For the most part, because the revenue and expenses of our foreign operations are denominated in the same local currency, the economic impact on operating margin is minimized. The effects of foreign currency exchange transactions on our results of operations are discussed in Note 2 to the consolidated financial statements.

We operate in all major international markets including the U.K., Euro Zone, Australia, Brazil, Canada, China and Japan. Our agencies transact business in more than 50 different currencies. As an integral part of our global treasury operations, we centralize our cash and use notional multicurrency pools to manage the foreign currency exchange risk that arises from imbalances between subsidiaries and their respective treasury centers. In addition, there are circumstances where revenue and expense transactions are not denominated in the same currency. In these instances, amounts are either promptly settled or hedged with forward foreign exchange contracts. To manage this risk, at December 31, 2024, we had outstanding forward foreign exchange contracts with an aggregate notional amount of $4.7 million. The net fair value of the forward foreign contracts at December 31, 2024 was not material (see Note 22 to the consolidated financial statements). At December 31, 2023, there were no forward foreign exchange contracts outstanding.

Foreign currency derivatives are designated as economic hedges; therefore, any gain or loss in fair value incurred on those instruments is generally offset by decreases or increases in the fair value of the underlying exposure. By using these financial instruments, we reduce financial risk of adverse foreign exchange changes by foregoing any gain which might occur if the markets move favorably. The terms of our forward foreign exchange contracts are generally less than 90 days.

We have fixed-to-fixed cross currency swaps with a notional value of $150 million that hedge a portion of the net investment in our Japanese subsidiaries against volatility in the Yen/U.S. Dollar exchange rate. The swaps are designated and qualify as a hedge of a net investment in a foreign subsidiary and are scheduled to mature in 2025 and 2029. Changes in the fair value of the swaps are recognized in foreign currency translation and are reported in accumulated other comprehensive income (loss), or AOCI. Any gain or loss will remain in AOCI until the complete or substantially complete liquidation of our investment in the underlying operations. We have elected to assess the effectiveness of our net investment hedges based on changes in spot exchange rates. We receive net fixed U.S. Dollar interest payments. We recorded a reduction of interest expense of $6.6 million in each of 2024 and 2023. At December 31, 2024, an asset of $9.3 million is recorded in other assets, and at December 31, 2023, a liability of $6.6 million is recorded in long-term liabilities, for the swap fair value.

Interest Rate Risk

We may use interest rate swaps to manage our interest cost and structure our long-term debt portfolio to achieve a mix of fixed rate and floating rate debt. There were no interest rate swaps in 2024 and 2023. Long-term debt at December 31, 2024 and 2023 consisted entirely of fixed-rate debt.

Credit Risk

We provide marketing and communications services to several thousand clients that operate in nearly every sector of the global economy, and we grant credit to qualified clients in the normal course of business. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk as our largest client represented 2.7% of revenue in 2024. However, during periods of economic downturn, the credit profiles of our clients could change.

In the normal course of business, our agencies enter into contractual commitments with media providers and production companies on behalf of our clients at levels that can substantially exceed the revenue from our services. These commitments are included in accounts payable when the services are delivered by the media providers or production companies. If permitted by local law and the client agreement, many of our agencies purchase media and production services for our clients as an agent for a disclosed principal. In addition, while operating practices vary by country, media type and media vendor, in the United States and certain foreign markets, many of our agencies' contracts with media and production providers specify that our agencies are not liable to the media and production providers under the theory of sequential liability until and to the extent we have been paid by our client for the media or production services.

Where purchases of media and production services are made by our agencies as a principal or are not subject to the theory of sequential liability, the risk of a material loss as a result of payment default by our clients could increase significantly and such a loss could have a material adverse effect on our business, results of operations and financial condition.

While we use various methods to manage the risk of payment default, including obtaining credit insurance, requiring payment in advance, mitigating the potential loss in the marketplace or negotiating with media providers, these may be insufficient, less available, or unavailable during a severe economic downturn.

Item 8. Financial Statements and Supplementary Data

See Item 15, "Exhibits, Financial Statement Schedules."

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports we file with the SEC is recorded, processed, summarized and reported within applicable time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate to allow timely decisions regarding required disclosure. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2024, our disclosure controls and procedures are effective to ensure that decisions can be made timely with respect to required disclosures, as well as ensuring that the recording, processing, summarization and reporting of information required to be included in our Annual Report on Form 10-K for the year ended December 31, 2024 are appropriate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of our CEO, CFO and our agencies, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2024.

Omnicom management excluded Flywheel Digital from its assessment of the effectiveness of Omnicom's internal control over financial reporting as of December 31, 2024, in accordance with SEC staff guidance allowing management to exclude a recently acquired business from management's report on internal control over financial reporting. Flywheel Digital constituted two percent of total revenue for the year ended December 31, 2024 and two percent of total assets, excluding acquired goodwill and other intangible assets, as of December 31, 2024.

There have not been any changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on Omnicom's internal control over financial reporting as of December 31, 2024, dated February 5, 2025, which is included on page F-2 of this 2024 10-K.

Item 9B. Other Information

During the fiscal quarter ended December 31, 2024, none of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement, in each case as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be included in our definitive proxy statement, which is expected to be filed with the SEC within 120 days after December 31, 2024, in connection with the solicitation of proxies for our 2025 annual meeting of shareholders (the "2025 Proxy Statement") and is incorporated herein by reference.

Our Code of Business Conduct includes our policy governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees and is reasonably designed to promote compliance with insider trading laws, rules and regulations, and New York Stock Exchange listing standards. This policy, included in the "Insider Trading" section of our Code of Business Conduct, is included as Exhibit 19.

Item 11. Executive Compensation

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185.

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibit and Financial Statement Schedules

(a)(1)	**Financial Statements:**	**Page**
	Management Report on Internal Control Over Financial Reporting	F-1
	Report of Independent Registered Public Accounting Firm	F-2
	Consolidated Balance Sheets at December 31, 2024 and 2023	F-4
	Consolidated Statements of Income for the Three Years Ended December 31, 2024	F-5
	Consolidated Statements of Comprehensive Income for the Three Years Ended December 31, 2024	F-6
	Consolidated Statements of Equity for the Three Years Ended December 31, 2024	F-7
	Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2024	F-8
	Notes to Consolidated Financial Statements	F-9
(a)(2)	**Financial Statement Schedules:**	
	Schedule II - Valuation and Qualifying Accounts for the Three Years Ended December 31, 2024	S-1
	All other schedules are omitted because they are not applicable.	

(a)(3)   Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger among Omnicom Group, Inc., EXT Subsidiary Inc. and The Interpublic Group of Companies, Inc., dated as of December 8, 2024 (Exhibit 2.1 to our Current Report on Form 8-K (File No. 1-10551) filed on December 9, 2024 and incorporated herein by reference).
3(i)	Restated Certificate of Incorporation of Omnicom Group Inc. (Exhibit 3.1 to our Quarterly Report on Form 10-Q (File No. 1-10551) for the quarter ended September 30, 2011 and incorporated herein by reference).
3(ii)	By-laws of Omnicom Group Inc., as amended and restated on October 17, 2024 (Exhibit 3.1 to our Current Report on Form 8-K (File No. 1-10551) dated October 17, 2024 and incorporated herein by reference).
4.1	Base Indenture, dated as of October 29, 2014, among Omnicom Group Inc., Omnicom Capital Inc. and Deutsche Bank Trust Company Americas, as trustee ("2014 Base Indenture"), (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated October 29, 2014 ("October 29, 2014 8-K") and incorporated herein by reference).
4.2	Second Supplemental Indenture to the 2014 Base Indenture, dated as of April 6, 2016, among Omnicom Group Inc., Omnicom Capital Inc. and Deutsche Bank Trust Company Americas, as trustee, in connection with the issuance of $1.4 billion 3.60% Senior Notes due 2026 (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated April 6, 2016 ("April 6, 2016 8-K") and incorporated herein by reference).
4.3	Form of 3.60% Notes due 2026 (included in Exhibit 4.1 to the April 6, 2016 8-K and incorporated herein by reference).
4.4	Base Indenture, dated as of July 8, 2019, among Omnicom Finance Holdings plc, as issuer, Omnicom Group Inc. and Omnicom Capital Inc., as guarantors, and Deutsche Bank Trust Company Americas, as trustee ("2019 Base Indenture"), (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated July 8, 2019 ("July 8, 2019 8-K") and incorporated herein by reference).
4.5	First Supplemental Indenture to the 2019 Base Indenture, dated as of July 8, 2019, among Omnicom Finance Holdings plc, as issuer, Omnicom Group Inc. and Omnicom Capital Inc., as guarantors, and Deutsche Bank Trust Company Americas, as trustee, in connection with the issuance of €500 million aggregate principal amount of Senior Notes due 2027 and €500 million aggregate principal amount of Senior Notes due 2031 (Exhibit 4.2 to the July 8, 2019 8-K and incorporated herein by reference).
4.6	Form of 0.80% Notes due 2027 (included in Exhibit 4.2 to the July 8, 2019 8-K and incorporated herein by reference).
4.7	Form of 1.40% Notes due 2031 (included in Exhibit 4.2 to the July 8, 2019 8-K and incorporated herein by reference).
4.8	Base Indenture, dated as of February 21, 2020, among Omnicom Group Inc., as issuer, and Deutsche Bank Trust Company Americas, as trustee ("2020 Base Indenture") (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) filed on February 21, 2020 ("February 21, 2020 8-K") and incorporated herein by reference).

Exhibit Number	Description
4.9	First Supplemental Indenture to the 2020 Base Indenture, dated as of February 21, 2020, among Omnicom Group Inc., as issuer, and Deutsche Bank Trust Company Americas, as trustee, in connection with the issuance of $600 million 2.450% Senior Notes due 2030 (Exhibit 4.2 to the February 21, 2020 8-K and incorporated herein by reference).
4.10	Form of 2.450% Notes due 2030 (Included in Exhibit 4.2 to the February 21, 2020 8-K and incorporated herein by reference).
4.11	Second Supplemental Indenture to the 2020 Base Indenture, dated as of April 1, 2020, among Omnicom Group Inc., as issuer, and Deutsche Bank Trust Company Americas, as trustee, in connection with the issuance of $600 million 4.200% Senior Notes due 2030 (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) filed on April 1, 2020 ("April 1, 2020 8-K") and incorporated herein by reference).
4.12	Form of 4.200% Notes due 2030 (Included in Exhibit 4.1 to the April 1, 2020 8-K and incorporated herein by reference).
4.13	Third Supplemental Indenture to the 2020 Base Indenture, dated as of April 28, 2021, among Omnicom Group Inc., as issuer, and Deutsche Bank Trust Company Americas, as trustee, in connection with the issuance of $800 million 2.600% Senior Notes due 2031 (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) filed on May 3, 2021 (the "May 3, 2021 8-K") and incorporated herein by reference).
4.14	Form of 2.600% Notes due 2031 (Included in Exhibit 4.1 to the May 3, 2021 8-K and incorporated herein by reference).
4.15	Base Indenture, dated as of November 22, 2021, among Omnicom Capital Holdings plc, as issuer, Omnicom Group Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee ("2021 Base Indenture"), (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) filed on November 22, 2021 ("November 22, 2021 8-K") and incorporated herein by reference).
4.16	First Supplemental Indenture to the 2021 Base Indenture, dated as of November 22, 2021, among Omnicom Capital Holdings plc, as issuer, Omnicom Group Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee, in connection with the issuance of £325 million aggregate principal amount of 2.250% Senior Notes due 2033 (Exhibit 4.2 to the November 22, 2021 8-K) and incorporated herein by reference).
4.17	Form of 2.250% Senior Notes due 2033 (Included in Exhibit 4.2 to the November 22, 2021 8-K and incorporated herein by reference).
4.18	Base Indenture, dated as of March 6, 2024, among Omnicom Finance Holdings plc, as issuer, Omnicom Group Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated March 6, 2024 and incorporated herein by reference).
4.19	First Supplemental Indenture, dated as of March 6, 2024, among Omnicom Finance Holdings plc, as issuer, Omnicom Group Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (Exhibit 4.2 to our Current Report on Form 8-K (File No. 1-10551) dated March 6, 2024 and incorporated herein by reference).
4.20	Form of 3.700% Notes due 2032 (included in Exhibit 4.2 to our Current Report on Form 8-K (File No. 1-10551) dated March 6, 2024 and incorporated herein by reference).
4.21	Fourth Supplemental Indenture, dated as of August 2, 2024, among Omnicom Group Inc., as issuer, and Deutsche Bank Trust Company Americas, as trustee (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated July 30, 2024, and incorporated herein by reference).
4.22	Form of 5.300% Notes due 2034 (included in Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated July 30, 2024, and incorporated herein by reference).
4.23	Description of Securities (Exhibit 4.17 to our Registration Statement on Form S-3ASR (File No. 333-282748) filed on October 21, 2024 and incorporated herein by reference).
10.1	Third Amended and Restated Five Year Credit Agreement, dated as of June 2, 2023, by and among Omnicom Capital Inc., a Connecticut corporation, Omnicom Finance Limited, a private limited company organized under the laws of England and Wales, Omnicom Group Inc., a New York corporation, any other subsidiary of Omnicom Group Inc. designated for borrowing privileges, the banks, financial institutions and other institutional lenders and initial issuing banks listed on the signature pages thereof, Citibank, N.A., JPMorgan Chase Bank, N.A., and Wells Fargo Securities, LLC, as lead arrangers and book managers, JPMorgan Chase Bank, N.A. and Wells Fargo Bank, National Association, as syndication agents, Bank of America, N.A., BNP Paribas, Barclays Bank PLC, Deutsche Bank Securities Inc. and HSBC Bank USA, National Association, as documentation agents, and Citibank, N.A., as administrative agent for the lenders (Exhibit 10.1 to our Current Report on Form 8-K (File No. 1-10551) dated June 5, 2023 and incorporated herein by reference).

Exhibit Number	Description
10.2	Delayed Draw Term Loan Agreement, dated as of January 3, 2024, among Omnicom Capital Inc., a Connecticut corporation, Omnicom Group Inc., a New York corporation, the initial lenders named therein, Citibank, N.A., BofA Securities, Inc., Barclays Bank PLC, BNP Paribas Securities Corp., Deutsche Bank Securities Inc., HSBC Securities (USA), Inc., JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., Société Générale, Sumitomo Mitsui Banking Corporation, TD Securities (USA), LLC, U.S. Bank National Association and Wells Fargo Securities, LLC, as lead arrangers and book managers, and Citibank, N.A., as administrative agent for the lenders (Exhibit 10.1 to our Current Report on Form 8-K (File No. 1-10551) dated January 5, 2024 and incorporated herein by reference).
10.3	Director Compensation and Deferred Stock Program Stock Program (As Amended, Effective January 1, 2020) (Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 1-10551) for the quarter ended March 31, 2020 ("March 31, 2020 10-Q") and incorporated herein by reference).
10.4	Standard form of our Executive Salary Continuation Plan Agreement (Exhibit 10.5 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2012 and incorporated herein by reference).
10.5	Standard form of the Director Indemnification Agreement (Exhibit 10.25 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 1989 and incorporated herein by reference).
10.6	Senior Management Incentive Plan, As Amended and Restated on December 12, 2023 (Exhibit 10.6 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2023 and incorporated herein by reference).
10.7	Omnicom Group Inc. SERCR Plan (Exhibit 10.10 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2011 and incorporated herein by reference).
10.8	Omnicom Group Inc. SERCR Plan Amended and Restated Form of Award Agreement.
10.9	Form of Indemnification Agreement (Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 1-10551) for the quarter ended June 30, 2007 and incorporated herein by reference).
10.10	Restricted Stock Unit Deferred Compensation Plan (Exhibit 10.16 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2008 (the "2008 10-K") and incorporated herein by reference).
10.11	Restricted Stock Deferred Compensation Plan (Exhibit 10.17 to the 2008 10-K and incorporated herein by reference).
10.12	Amendment No. 1 to the Restricted Stock Deferred Compensation Plan (Exhibit 10.18 to the 2008 10-K and incorporated herein by reference).
10.13	Amendment No. 2 to the Restricted Stock Deferred Compensation Plan (Exhibit 10.19 to the 2008 10-K and incorporated herein by reference).
10.14	Form of Grant Notice and Option Agreement (Exhibit 10.20 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2010 ("2010 10-K") and incorporated herein by reference).
10.15	Form of Grant Notice and Restricted Stock Agreement (Exhibit 10.21 to 2010 10-K and incorporated herein by reference).
10.16	Form of Grant Notice and Restricted Stock Unit Agreement (Exhibit 10.22 to 2010 10-K and incorporated herein by reference).
10.17	2021 Incentive Award Plan – Performance Restricted Stock Unit Agreement – Form of Grant Notice and Agreement (Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 1-10551) for the quarter ended September 30, 2024 and incorporated herein by reference).
10.18	Omnicom Group Inc. 2013 Incentive Award Plan (Appendix A to our Proxy Statement (File No. 1-10551) filed on April 11, 2013 and incorporated herein by reference).
10.19	Director Compensation and Deferred Stock Program (Exhibit 10.19 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2016 and incorporated herein by reference).
10.20	Omnicom Group Inc. 2021 Incentive Award Plan (incorporated by reference to our Definitive Proxy Statement on Schedule 14A, filed on March 25, 2021).
10.21	2021 Incentive Award Plan Restricted Stock Unit Agreement – Form of Grant Notice and Agreement (Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 1-10551) for the quarter ended June 30, 2021 ("June 30, 2021 10-Q") and incorporated herein by reference).
10.22	2021 Incentive Award Plan Option Agreement – Form of Grant Notice and Agreement (Exhibit 10.3 to June 30, 2021 10-Q and incorporated herein by reference).
10.23	Employment Agreement dated as of July 21, 2021 by and between Omnicom Management Inc. and John D. Wren (Exhibit 10.1 to our Current Report on Form 8-K (File No. 1-10551) filed on July 23, 2021 and incorporated herein by reference).

Exhibit Number	Description
10.24	Rochelle Tarlowe employment letter (Exhibit 10.3 to the March 31, 2020 10-Q and incorporated herein by reference).
10.25	Director Compensation and Deferred Stock Program (As amended, effective January 1, 2025).
19	"Insider Trading" Section of Omnicom Group Inc. Code of Business Conduct.
21	Subsidiaries of the Registrant.
23	Consent of KPMG LLP.
31.1	Certification of Chairman and Chief Executive Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Executive Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32	Certification of the Chairman and Chief Executive Officer and the Executive Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
97	Omnicom Group Inc. Clawback Policy (Exhibit 97 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2023 and incorporated herein by reference).
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNICOM GROUP INC.

February 5, 2025

BY: _____/s/ PHILIP J. ANGELASTRO_____

Philip J. Angelastro
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN D. WREN **John D. Wren**	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	February 5, 2025
/s/ PHILIP J. ANGELASTRO **Philip J. Angelastro**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 5, 2025
/s/ ANDREW L. CASTELLANETA **Andrew L. Castellaneta**	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	February 5, 2025
/s/ MARY C. CHOKSI **Mary C. Choksi**	Director	February 5, 2025
/s/ LEONARD S. COLEMAN, JR. **Leonard S. Coleman, Jr.**	Director	February 5, 2025
/s/ MARK D. GERSTEIN **Mark D. Gerstein**	Director	February 5, 2025
/s/ RONNIE S. HAWKINS **Ronnie S. Hawkins**	Director	February 5, 2025
/s/ DEBORAH J. KISSIRE **Deborah J. Kissire**	Director	February 5, 2025
/s/ GRACIA C. MARTORE **Gracia C. Martore**	Director	February 5, 2025
/s/ PATRICIA SALAS PINEDA **Patricia Salas Pineda**	Director	February 5, 2025
/s/ LINDA JOHNSON RICE **Linda Johnson Rice**	Director	February 5, 2025
/s/ CASSANDRA SANTOS **Cassandra Santos**	Director	February 5, 2025
/s/ VALERIE M. WILLIAMS **Valerie M. Williams**	Director	February 5, 2025

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation of the consolidated financial statements and related information of Omnicom Group Inc., or Omnicom. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, Omnicom's consolidated financial position and results of operations in conformity with generally accepted accounting principles in the United States.

The financial statements have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. Their report expresses the independent accountant's judgment as to the fairness of management's reported financial position, results of operations and cash flows. This judgment is based on the procedures described in the fourth and fifth paragraphs of their report.

Omnicom management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Management, with the participation of our Chief Executive Officer, or CEO, Chief Financial Officer, or CFO, and our agencies, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2024.

Omnicom management excluded Flywheel Digital from its assessment of the effectiveness of Omnicom's internal control over financial reporting as of December 31, 2024, in accordance with SEC staff guidance allowing management to exclude a recently acquired business from management's report on internal control over financial reporting. Flywheel Digital constituted two percent of total revenue for the year ended December 31, 2024 and two percent of total assets, excluding acquired goodwill and other intangible assets, as of December 31, 2024.

There have not been any changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected or are reasonably likely to affect our internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on Omnicom's internal control over financial reporting as of December 31, 2024, dated February 5, 2025.

The Board of Directors of Omnicom has an Audit Committee comprised of five independent directors. The Audit Committee meets periodically with financial management, Internal Audit and the independent auditors to review accounting, control, audit and financial reporting matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Omnicom Group Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Flywheel Digital during 2024, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, Flywheel Digital's internal control over financial reporting associated with 2% of total assets and 2% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Flywheel Digital.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for segment disclosure as of January 1, 2024 due to the adoption of ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure*.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence over revenue recognition

As discussed in Note 3 to the consolidated financial statements, the Company provides an extensive range of marketing and sales solutions through its networks, practice areas and agencies, which operate in all major markets throughout the Americas, EMEA and Asia-Pacific regions. Consolidated revenues across all disciplines and geographic markets was $15,689.1 million for the year-ended December 31, 2024.

We identified the evaluation of the sufficiency of audit evidence over revenue recognition as a critical audit matter. Revenue is recognized from contracts with customers that are based on statements of work which are typically separately negotiated with the client at a local agency level and local agencies execute tens of thousands of contracts per year. Evaluating the sufficiency of audit evidence obtained required a high degree of auditor judgment because of the volume of contracts entered into across the networks and agencies for which revenue was recorded. This included selecting the locations where testing would be performed and the supervision and review of procedures performed at those locations.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the scope of agencies at which we performed audit procedures and the nature and extent of the procedures performed at each location. At each agency where procedures over revenue were performed, we (1) evaluated the design and tested the operating effectiveness of certain internal controls over revenue recognition, including controls to check that local agencies recorded revenue in accordance with the Company's accounting policies and billings were recorded and presented in accordance with client agreements, (2) examined a selection of contracts and assessed that the Company's accounting policies were applied consistently and accurately, and (3) assessed the recording of revenue by selecting certain transactions and comparing the amounts recognized for consistency with the underlying documentation including contracts with customers. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed over revenue recognition.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
February 5, 2025

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except per share amounts)

	December 31,	
	2024	2023
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 4,339.4**	$ 4,432.0
Accounts receivable, net of allowance for doubtful accounts of $15.0 and $17.2	**9,242.0**	8,659.8
Work in process	**1,622.2**	1,342.5
Other current assets	**1,019.4**	949.9
Total Current Assets	**16,223.0**	15,384.2
Property and Equipment at cost, less accumulated depreciation of $1,096.9 and $1,150.4	**824.7**	874.9
Operating Lease Right-Of-Use Assets	**1,043.6**	1,046.4
Equity Method Investments	**59.0**	66.4
Goodwill	**10,677.4**	10,082.3
Intangible Assets, net of accumulated amortization of $832.4 and $863.6	**522.0**	366.9
Other Assets	**271.0**	223.5
TOTAL ASSETS	**$29,620.7**	$28,044.6
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	**$12,484.4**	$11,634.0
Customer advances	**1,336.1**	1,356.2
Current portion of debt	**—**	750.5
Short-term debt	**21.3**	10.9
Taxes payable	**402.5**	351.6
Other current liabilities	**2,056.0**	2,142.8
Total Current Liabilities	**16,300.3**	16,246.0
Long-Term Liabilities	**804.2**	887.7
Long-Term Liability - Operating Leases	**814.2**	853.0
Long-Term Debt	**6,035.3**	4,889.1
Deferred Tax Liabilities	**491.8**	529.1
Commitments and Contingent Liabilities (Note 20)		
Temporary Equity - Redeemable Noncontrolling Interests	**429.0**	414.6
Equity:		
Shareholders' Equity:		
Preferred stock, $1.00 par value, 7.5 million shares authorized, none issued	**—**	—
Common stock, $0.15 par value, 1.0 billion shares authorized, 297.2 million shares issued, 196.4 million and 198.0 million shares outstanding	**44.6**	44.6
Additional paid-in capital	**472.1**	492.0
Retained earnings	**11,500.5**	10,571.5
Accumulated other comprehensive income (loss)	**(1,475.9)**	(1,337.6)
Treasury stock, at cost, 100.8 million and 99.2 million shares	**(6,347.8)**	(6,154.2)
Total Shareholders' Equity	**4,193.5**	3,616.3
Noncontrolling interests	**552.4**	608.8
Total Equity	**4,745.9**	4,225.1
TOTAL LIABILITIES AND EQUITY	**$29,620.7**	$28,044.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	**$15,689.1**	$14,692.2	$14,289.1
Operating Expenses:			
Salary and service costs	**11,432.5**	10,701.2	10,325.9
Occupancy and other costs	**1,274.4**	1,168.8	1,168.6
Real estate and other repositioning costs	**57.8**	191.5	—
Charges arising from the effects of the war in Ukraine	**—**	—	113.4
Gain on disposition of subsidiary	**—**	(78.8)	—
Cost of services	**12,764.7**	11,982.7	11,607.9
Selling, general and administrative expenses	**408.1**	393.7	378.5
Depreciation and amortization	**241.7**	211.1	219.4
Total Operating Expenses	**13,414.5**	12,587.5	12,205.8
Operating Income	**2,274.6**	2,104.7	2,083.3
Interest Expense	**247.9**	218.5	208.6
Interest Income	**100.9**	106.7	70.7
Income Before Income Taxes and Income From Equity Method Investments	**2,127.6**	1,992.9	1,945.4
Income Tax Expense	**560.5**	524.9	546.8
Income From Equity Method Investments	**6.9**	5.2	5.2
Net Income	**1,574.0**	1,473.2	1,403.8
Net Income Attributed To Noncontrolling Interests	**93.4**	81.8	87.3
Net Income - Omnicom Group Inc.	**$ 1,480.6**	$ 1,391.4	$ 1,316.5
Net Income Per Share - Omnicom Group Inc.:			
Basic	**$ 7.54**	$ 6.98	$ 6.40
Diluted	**$ 7.46**	$ 6.91	$ 6.36

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2024	2023	2022
Net Income	$ 1,574.0	$ 1,473.2	$ 1,403.8
Other Comprehensive Income (Loss):			
Cash flow hedge:			
Amortization of loss included in interest expense	**4.4**	5.6	5.6
Income tax effect	**(1.3)**	(1.6)	(1.6)
Cash flow hedge, net of tax	**3.1**	4.0	4.0
Pension and other postemployment benefits:			
Unrecognized actuarial gains (losses) and prior service cost for the period	**18.7**	(6.8)	58.4
Amortization of prior service cost and actuarial (gains) losses	**5.8**	4.8	10.7
Income tax effect	**(7.3)**	0.6	(20.0)
Pension and other postemployment benefits, net of tax	**17.2**	(1.4)	49.1
Foreign currency translation adjustment	**(171.7)**	98.9	(255.2)
Other Comprehensive Income (Loss)	**(151.4)**	101.5	(202.1)
Comprehensive Income	**1,422.6**	1,574.7	1,201.7
Comprehensive Income Attributed To Noncontrolling Interests	**80.3**	83.0	70.8
Comprehensive Income - Omnicom Group Inc.	**$ 1,342.3**	$ 1,491.7	$ 1,130.9

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In millions, except per share amounts)

	Year Ended December 31,		
	2024	2023	2022
Common Stock, shares	**297.2**	297.2	297.2
Common Stock, par value	**$ 44.6**	$ 44.6	$ 44.6
Additional Paid-in Capital:			
Beginning balance	**492.0**	571.1	622.0
Net change in noncontrolling interests	**(9.9)**	(88.1)	(17.1)
Change in temporary equity	**(24.0)**	(27.2)	(49.9)
Share-based compensation	**91.4**	84.8	81.7
Common stock issued, share-based compensation	**(77.4)**	(48.6)	(65.6)
Ending balance	**472.1**	492.0	571.1
Retained Earnings:			
Beginning balance	**10,571.5**	9,739.3	8,998.8
Net income	**1,480.6**	1,391.4	1,316.5
Common stock dividends declared	**(551.6)**	(559.2)	(576.0)
Ending balance	**11,500.5**	10,571.5	9,739.3
Accumulated Other Comprehensive Income (Loss):			
Beginning balance	**(1,337.6)**	(1,437.9)	(1,252.3)
Other comprehensive income (loss)	**(138.3)**	100.3	(185.6)
Ending balance	**(1,475.9)**	(1,337.6)	(1,437.9)
Treasury Stock:			
Beginning balance	**(6,154.2)**	(5,665.0)	(5,142.9)
Common stock issued, share-based compensation	**179.1**	86.0	89.3
Common stock repurchased	**(372.7)**	(575.2)	(611.4)
Ending balance	**(6,347.8)**	(6,154.2)	(5,665.0)
Shareholders' Equity	**4,193.5**	3,616.3	3,252.1
Noncontrolling Interests:			
Beginning balance	**608.8**	524.3	503.5
Net income	**93.4**	81.8	87.3
Other comprehensive income (loss)	**(13.1)**	1.2	(16.5)
Dividends to noncontrolling interests	**(85.4)**	(70.9)	(79.5)
Net change in noncontrolling interests	**(51.3)**	72.4	29.5
Ending balance	**552.4**	608.8	524.3
Total Equity	**$ 4,745.9**	$ 4,225.1	$ 3,776.4
Dividends Declared Per Common Share	**$ 2.80**	$ 2.80	$ 2.80

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2024	2023	2022
Cash Flows from Operating Activities:			
Net income	$ 1,574.0	$ 1,473.2	$ 1,403.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of right-of-use assets	136.1	130.8	139.1
Amortization of intangible assets	105.6	80.3	80.3
Share-based compensation	91.4	84.8	81.7
Real estate and other repositioning costs	57.8	191.5	—
Gain on disposition of subsidiary	—	(78.8)	—
Non-cash charges related to the effects of the war in Ukraine	—	—	65.8
Other, net	(0.2)	3.0	(0.2)
Decrease in operating capital	(231.2)	(462.9)	(844.0)
Net Cash Provided By Operating Activities	1,733.5	1,421.9	926.5
Cash Flows from Investing Activities:			
Capital expenditures	(140.6)	(78.4)	(78.2)
Acquisition of businesses and interests in affiliates, net of cash acquired	(902.1)	(93.3)	(276.8)
Maturity (purchase) of short-term investments	—	60.8	(61.4)
Proceeds from disposition of subsidiaries and other	(16.0)	190.0	35.5
Net Cash Provided By (Used In) Investing Activities	(1,058.7)	79.1	(380.9)
Cash Flows from Financing Activities:			
Proceeds from borrowings	1,235.5	—	—
Repayment of debt	(750.0)	—	—
Change in short-term debt	12.6	(8.7)	8.9
Dividends paid to common shareholders	(552.7)	(562.7)	(581.1)
Repurchases of common stock	(370.7)	(570.8)	(611.4)
Proceeds from stock plans	102.1	35.6	17.4
Acquisition of additional noncontrolling interests	(53.6)	(87.6)	(20.8)
Dividends paid to noncontrolling interest shareholders	(85.4)	(70.9)	(79.5)
Payment of contingent purchase price obligations	(42.4)	(67.7)	(32.6)
Other, net	(77.4)	(55.0)	(62.9)
Net Cash Used In Financing Activities	(582.0)	(1,387.8)	(1,362.0)
Effect of foreign exchange rate changes on cash and cash equivalents	(185.4)	37.0	(218.6)
Net Increase (Decrease) in Cash and Cash Equivalents	(92.6)	150.2	(1,035.0)
Cash and Cash Equivalents at the Beginning of Year	4,432.0	4,281.8	5,316.8
Cash and Cash Equivalents at the End of Year	$ 4,339.4	$ 4,432.0	$ 4,281.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in millions, except per share amounts.)

1. Presentation of Financial Statements

The terms "Omnicom," "the Company," "we," "our" and "us" each refer to Omnicom Group Inc. and its subsidiaries, unless the context indicates otherwise. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP. All intercompany balances and transactions have been eliminated. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Unless otherwise noted, dollars in tables are in millions, except per share amounts.

Agreement to Acquire IPG

On December 8, 2024, Omnicom entered into an Agreement and Plan of Merger, or the Merger Agreement, by and among Omnicom, EXT Subsidiary Inc., a direct wholly owned subsidiary of Omnicom, or Merger Sub, and The Interpublic Group of Companies, Inc., or IPG, pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into IPG, or the Merger, with IPG surviving the Merger as a wholly owned subsidiary of Omnicom. The completion of the Merger is subject to customary closing conditions, including the required regulatory approvals and the approval of the stockholders of both Omnicom and IPG. If completed, the Merger is expected to have a material impact on our ongoing results of operations and financial condition. In the fourth quarter of 2024, we recorded $14.6 million of acquisition transaction costs related to the Merger in selling, general and administrative expenses. The results of IPG are not included in our 2024 results of operations or financial position.

Risks and Uncertainties

Global economic disruptions, including geopolitical events, international hostilities, acts of terrorism, public health crises, inflation or stagflation, tariffs and other trade barriers, central bank interest rate policies in countries that comprise our major markets and labor and supply chain challenges could cause economic uncertainty and volatility. The impact of these issues on our business will vary by geographic market and discipline. We monitor economic conditions closely, as well as client revenue levels and other factors. In response to reductions in revenue, we can take actions to align our cost structure with changes in client demand and manage our working capital. However, there can be no assurance as to the effectiveness of our efforts to mitigate any impact of the current and future adverse economic conditions, reductions in client revenue, changes in client creditworthiness and other developments.

Accounting Changes

On January 1, 2024, we adopted ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, or ASU 2023-07, that requires retrospective disclosure of significant expenses that are regularly provided to the chief operating decision maker (see Note 8 - *Segment Reporting*). ASU 2023-07 is effective for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. ASU 2023-07 affects financial statement disclosure only, and its adoption did not affect our results of operations or financial condition.

On January 1, 2025, we adopted ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), that requires, among other things, greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 affects financial statement disclosure only in 2025, and its adoption did not affect our results of operations or financial condition.

2. Significant Accounting Policies

Revenue Recognition. Revenue is recognized when a customer obtains control and receives the benefit of the promised goods or services (the performance obligation) in an amount that reflects the consideration we expect to receive in exchange for those goods or services (the transaction price). We measure revenue by estimating the transaction price based on the consideration specified in the client arrangement. Revenue is recognized as the performance obligations are satisfied. Our revenue is primarily derived from the planning and execution of advertising, marketing, and communications services in the following fundamental disciplines: Media & Advertising, Precision Marketing, Public Relations, Healthcare, Branding & Retail Commerce, Experiential, and Execution & Support. Our client contracts are primarily fees for service on a rate per hour or per project basis. Revenue is recorded net of sales, use and value added taxes.

Performance Obligations. In substantially all our disciplines, the performance obligation is to provide advisory and consulting services at an agreed-upon level of effort to accomplish the specified engagement. Our client contracts are comprised of diverse arrangements involving fees based on any one or a combination of the following: an agreed fee or rate per hour for the level of effort expended by our employees; commissions based on the client's spending for media purchased from third parties; qualitative or quantitative incentive provisions specified in the contract; and reimbursement for third-party costs that we are required to include in revenue when we control the vendor services related to these costs and we act as principal. The transaction price of a contract is allocated to each distinct performance obligation based on its relative stand-alone selling price and is recognized as revenue when, or as, the customer receives the benefit of the performance obligation. Clients typically receive and consume the benefit of our services as they are performed. Substantially all our client contracts provide that we are compensated for services performed to date and allow for cancellation by either party on short notice, typically 90 days, without penalty.

Generally, our short-term contracts, which normally take 30 to 90 days to complete, are performed by a single agency and consist of a single performance obligation. As a result, we do not consider the underlying services as separate or distinct performance obligations because our services are highly interrelated, occur in close proximity, and the integration of the various components of a marketing message is essential to overall service. In certain of our long-term client contracts, which have a term of up to one year, the performance obligation is a stand-ready obligation, because we provide a constant level of similar services over the term of the contract. In other long-term contracts, when our services are not a stand-ready obligation, we consider our services distinct performance obligations and allocate the transaction price to each separate performance obligation based on its stand-alone selling price, including contracts for strategic media planning and buying services, which are considered to be multiple performance obligations, and we allocate the transaction price to each distinct service based on the staffing plan and the stand-alone selling price. In substantially all of our creative services contracts, we have distinct performance obligations for our services, including certain creative services contracts where we act as an agent and arrange, at the client's direction, for third parties to perform studio production efforts.

Revenue Recognition Methods. A substantial portion of our revenue is recognized over time, as the services are performed, because the client receives and consumes the benefit of our performance throughout the contract period, or we create an asset with no alternative use and are contractually entitled to payment for our performance to date in the event the client terminates the contract for convenience. For these client contracts, other than when we have a stand-ready obligation to perform services, revenue is recognized over time using input measures that correspond to the level of staff effort expended to satisfy the performance obligation on a rate per hour or equivalent basis. For client contracts when we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract, typically for periods up to one year, where the scope of these arrangements is broad and there are no significant gaps in performing the services, we recognize revenue using a time-based measure resulting in a straight-line revenue recognition. From time to time, there may be changes in the client service requirements during the term of a contract and the changes could be significant. These changes are typically negotiated as new contracts covering the additional requirements and the associated costs, as well as additional fees for the incremental work to be performed.

To a lesser extent, for certain other contracts where our performance obligations are satisfied in phases, we recognize revenue over time using certain output measures based on the measurement of the value transferred to the customer, including milestones achieved. Where the transaction price or a portion of the transaction price is derived from commissions based on a percentage of purchased media from third parties, the performance obligation is not satisfied until the media is run and we have an enforceable contract providing a right to payment. Accordingly, revenue for commissions is recognized at a point in time, typically when the media is run, including when it is not subject to cancellation by the client or media vendor.

Principal vs. Agent. In substantially all our businesses, we incur third-party costs on behalf of clients, including direct costs and incidental, or out-of-pocket costs. Third-party direct costs incurred in connection with the creation and delivery of advertising, marketing, and communications services include, among others: purchased media, studio production services, specialized talent, including artists and other freelance labor, event marketing supplies, materials and services, promotional items, market research and third-party data and other related expenditures. Out-of-pocket costs include, among others: transportation, hotel, meals, shipping and telecommunication charges incurred by us in the course of providing our services. Billings related to out-of-pocket costs are included in revenue since we control the goods or services prior to delivery to the client.

However, the inclusion of billings related to third-party direct costs in revenue depends on whether we act as a principal or as an agent in the client arrangement. In most of our businesses, including advertising, which also includes studio production efforts and media planning and buying services, precision marketing, public relations, healthcare, and branding and retail commerce, we act as an agent and arrange, at the client's direction, for third parties to perform certain services. In these cases, we do not control the goods or services prior to the transfer to the client. As a result, revenue is recorded net of these costs, equal to the amount retained for our fee or commission.

In certain businesses we may act as principal when contracting for third-party services on behalf of our clients. In our experiential business and most of our execution and support businesses, including field marketing and certain specialty marketing businesses, we act as principal because we control the specified goods or services before they are transferred to the client and we are responsible for providing the specified goods or services, or we are responsible for directing and integrating third-party vendors to fulfill our performance obligation at the agreed upon contractual price. In such arrangements, we also take pricing risk under the terms of the client contract. In certain media buying businesses, we act as principal when we control the buying process for the purchase of the media and contract directly with the media vendor. In these arrangements, we assume the pricing risk under the terms of the client contract. When we act as principal, we include billable amounts related to third-party costs in the transaction price and record revenue over time at the gross amount billed, including out-of-pocket costs, consistent with the manner that we recognize revenue for the underlying services contract. However, in media buying contracts where we act as principal, we recognize revenue at a point in time, typically when the media is run, including when it is not subject to cancellation by the client or media vendor.

Variable Consideration. Some of our client arrangements include variable consideration provisions, which include performance incentives, tiered commission structures and vendor rebates in certain markets outside of the United States. Variable consideration is estimated and included in total consideration at contract inception based on either the expected value method or the most likely outcome method. These estimates are based on historical award experience, anticipated performance and other factors known at the time. Performance incentives are typically recognized in revenue over time. Variable consideration for our media businesses in certain international markets includes rebate revenue and is recognized when it is probable that the media will be run, including when it is not subject to cancellation by the client. In addition, when we receive rebates or credits from vendors for transactions entered into on behalf of clients, they are remitted to the clients in accordance with contractual requirements or retained by us based on the terms of the client contract or local law. Amounts passed on to clients are recorded as a liability and amounts retained by us are recorded as revenue when earned, typically when the media is run.

Operating Expenses. Operating expenses include cost of services, selling, general and administrative expenses, or SG&A, and depreciation and amortization. We measure cost of services in two distinct categories: salary and service costs and occupancy and other costs. As a service business, salary and service costs make up a significant portion of our operating expenses, and substantially all these costs comprise the essential components directly linked to the delivery of our services. Salary and service costs include employee compensation and benefits, freelance labor, third-party service costs, and third-party incidental costs. Third-party service costs include vendor costs when we act as principal in providing services to our clients. Third-party incidental costs that are required to be included in revenue primarily consist of client-related travel and incidental out-of-pocket costs that we bill back to the client directly at our cost. Occupancy and other costs consist of the indirect costs related to the delivery of our services, including office rent and other occupancy costs, equipment rent, technology costs, general office expenses and other expenses. SG&A expenses primarily consist of third-party marketing costs, professional fees and compensation and benefits and occupancy and other costs of our corporate and executive offices, which includes group-wide finance and accounting, treasury, legal and governance, human resource oversight and similar costs.

Cash and Cash Equivalents. Cash and cash equivalents include cash in banks and highly liquid interest-bearing time deposits with original maturities of three months or less. Due to the short-term nature of these investments, carrying value approximates fair value. We have a policy governing counterparty credit risk for financial institutions that hold our cash and cash equivalents and we have deposit limits for each institution.

Work in Process. Work in process represents accrued costs incurred on behalf of customers, including media and production costs and fees, other third-party costs and contract assets that have not yet been billed. Media and production costs are billed during the production process in accordance with the terms of the client contract. Substantially all unbilled fees and costs will be billed within the next 30 days. Contract assets primarily include incentive fees, which are not material, and will be billed to clients in accordance with the terms of the client contract.

Property and Equipment. Property and equipment are carried at cost and are depreciated over the estimated useful lives of the assets using the straight-line method ranging from: three to five years for technology and related equipment, seven to ten years for furniture, and up to 40 years for office buildings. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Assets under finance leases are amortized on a straight-line basis over the lease term.

Equity Method Investments. Investments in companies where we exercise significant influence over the operating and financial policies of the investee and own less than 50% of the equity are accounted for using the equity method. Our proportionate share of the net income or loss of equity method investments is included in results of operations and any dividends received reduce the carrying value of the investment. The excess of the cost of our investment over our proportionate share of the fair value of the net assets of the investee at the acquisition date is recognized as goodwill and included in the carrying amount of the investment. Goodwill in the equity method investments is not amortized. Gains and losses from changes in our ownership interests are recorded in results of operations until control is achieved. In circumstances where a change in our ownership interest results in obtaining control, the existing carrying value of the investment is remeasured to the acquisition date fair value and any gain or loss is recognized in results of operations. We periodically review the carrying value of the equity method investments to determine if there has been an other-than-temporary decline in carrying value. A variety of factors are considered when determining if a decline in carrying value is other-than-temporary, including the financial condition and business prospects of the investee, as well as our investment intent.

Marketable Equity Securities. Marketable equity securities are measured at fair value and changes in fair value are recognized in results of operations.

Non-Marketable Equity Securities. Non-marketable equity securities do not have a readily determinable fair value and are measured at cost, less any impairment, and are adjusted for observable changes in fair value from transactions for identical or similar securities of the same issuer.

Business Combinations. In a business combination, the assets acquired, including identified intangible assets, liabilities assumed and any noncontrolling interest in the acquired business are recorded at acquisition date fair value. In circumstances where control is obtained and less than 100% of a business is acquired, goodwill related to the noncontrolling shareholders is recorded as if 100% were acquired. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs are expensed as incurred. Certain acquisitions include an initial payment at closing and provide for future additional contingent purchase price payments (earn-outs), which are recorded as a liability at the acquisition date fair value using the discount rate in effect on the acquisition date. Subsequent changes in the fair value of the liability are recorded in results of operations. Amounts earned under the contingent purchase price arrangements may be subject to a maximum and payment is not contingent upon future employment. The results of operations of acquired businesses are included in results of operations from the acquisition date.

Goodwill and Intangible Assets. Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired. Goodwill is not amortized but is reviewed for impairment. Intangible assets comprise customer relationships, including the related customer contracts and trade names, and purchased and internally developed software and are amortized over their estimated useful lives ranging from five to twelve years. We consider a number of factors in determining the useful lives and amortization method, including the pattern in which the economic benefits are consumed, as well as trade name recognition and customer attrition. There is no estimated residual value for the intangible assets.

We evaluate goodwill for impairment at least annually on May 1 and whenever events or circumstances indicate the carrying value may not be recoverable. The impairment evaluation compares the fair value of each reporting unit, which we identified as our six agency networks, to its carrying value, including goodwill. If the fair value of the reporting unit is equal to or greater than its carrying value, goodwill is not impaired. Goodwill is impaired when the carrying value of the reporting unit exceeds its fair value. Goodwill is written down to its fair value through a non-cash expense recorded in results of operations in the period the impairment is identified.

We identified our regional reporting units as components of our operating segments, which are our six global agency networks. The regional reporting units and practice areas monitor the performance and are responsible for the agencies in their region. The regional reporting units report to the segment managers and facilitate the administrative and logistical requirements of our key client matrix organization structure for delivering services to clients in their regions. We have concluded that, for each of our operating segments, their regional reporting units have similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was

(Dollars in tables in millions, except per share amounts.)

based on a detailed analysis of the aggregation criteria set forth in FASB ASC Topic 280, *Segment Reporting*, and in FASB ASC Topic 350. Consistent with our fundamental business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, and the employees share similar skill sets. The main economic components of each agency are employee compensation and related costs, and direct service costs and occupancy and other costs, which include rent and occupancy costs, technology costs that are generally limited to personal computers, servers and off-the-shelf software and other overhead expenses. Finally, the expected benefits of our acquisitions are typically shared by multiple agencies in various regions as they work together to integrate the acquired agency into our virtual client network strategy. We use the following valuation methodologies to determine the fair value of our reporting units: (1) the income approach, which utilizes discounted expected future cash flows, (2) comparative market participant multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) and (3) when available, consideration of recent and similar acquisition transactions. The market assumptions used in our assessment reflected the current economic environment (see Note 1 - *Risks and Uncertainties*).

Based on the results of the annual impairment test, we concluded that, at May 1, 2024 and 2023, goodwill was not impaired because either the fair value of each reporting unit was substantially in excess of its respective net book value, or for reporting units with a negative book value, fair value of assets exceeds total assets. Subsequent to the annual goodwill impairment test, there have been no events or circumstances that triggered the need for an interim impairment test.

Debt Issuance Costs. Debt issuance costs are capitalized and amortized in interest expense over the term of the related debt and are presented as a reduction to the carrying amount of debt.

Temporary Equity - Redeemable Noncontrolling Interests. Owners of noncontrolling equity interests in some of our subsidiaries have the right in certain circumstances to require us to purchase all or a portion of their equity interests at fair value as defined in the applicable agreements. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings that is consistent with generally accepted valuation practices used by market participants in our industry. These contingent redemption rights are embedded in the equity security at issuance, are not free-standing instruments, do not represent a de facto financing and are not under our control, however, in almost all cases we have a similar protective call right to buy the security at fair value.

Treasury Stock. Repurchases of our common stock are accounted for at cost and are recorded as treasury stock. The excise tax on net stock repurchases is recorded as a cost of acquiring treasury stock. Reissued treasury stock, primarily in connection with share-based compensation plans, is accounted for at average cost. Gains or losses on reissued treasury stock arising from the difference between the average cost and the fair value of the award are recorded in additional paid-in capital and do not affect results of operations.

Noncontrolling Interests. Noncontrolling interests represent equity interests in certain subsidiaries held by third parties. Noncontrolling interests are presented as a component of equity and the proportionate share of net income attributed to the noncontrolling interests is recorded in results of operations. Changes in noncontrolling interests that do not result in a loss of control are accounted for in equity. Gains and losses resulting from a loss of control are recorded in results of operations.

Foreign Currency Translation and Transactions. Substantially all of our foreign subsidiaries use their local currency as their functional currency. Assets and liabilities are translated from the local functional currency into U.S. Dollars at the exchange rate on the balance sheet date and revenue and expenses are translated at the average exchange rate for the period. Translation adjustments are recorded in accumulated other comprehensive income. Foreign currency gains and losses arising from transactions not in the subsidiaries' local currency are recorded in results of operations. We recorded foreign currency transaction losses of $5.4 million and $14.0 million in 2024 and 2023, respectively, and recorded foreign currency transaction gains of $1.1 million in 2022. Foreign currency gains and losses for hyper-inflationary economies are recorded in results of operations.

Share-Based Compensation. Share-based compensation for restricted stock and stock option awards is measured at the grant date fair value. The fair value of restricted stock awards is determined and fixed using the closing price of our common stock on the grant date and is recorded in additional paid-in capital. The fair value of stock option awards is determined using the Black-Scholes option valuation model. For awards with a service only vesting condition, compensation expense is recognized on a straight-line basis over the requisite service period. For awards with a performance vesting condition, compensation expense is recognized on a graded-vesting basis. Typically, all share-based awards are settled with treasury stock. See Note 10 for additional information regarding our specific award plans.

Severance. The liability for one-time termination benefits, such as severance pay or benefit payouts, is measured and recognized at fair value in the period the liability is incurred. Subsequent changes to the liability are recognized in results of operations in the period of change.

Pension and Other Postemployment Benefits. We have various defined benefit and defined contribution plans throughout the world. We have a Senior Executive Retention Plan and Key Executive Retention Plan that cover certain executives. In addition, we have postemployment benefit plans for various key employees that primarily cover a period of 10 years after cessation of full-time employment. We use various actuarial methods and assumptions in determining our net pension and postemployment benefit costs and obligations, including the discount rate used to determine the present value of future benefits, expected long-term rate of return on plan assets and compensation cost trends. The overfunded or underfunded status of our pension and other postemployment benefit plans is recorded on the balance sheet (see Note 12 for additional information).

Deferred Compensation. Some of our subsidiaries have deferred compensation arrangements with certain executives that provide for payments over varying terms upon retirement, cessation of employment or death. The cost of these arrangements is accrued during the employee's service period, and included in other long-term liabilities except for the current portion.

Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable for the current period and the deferred taxes recognized during the period. Deferred income taxes reflect the temporary difference between assets and liabilities that are recognized for financial reporting purposes and income tax purposes and are recorded as noncurrent. Deferred income taxes are measured using the enacted tax rates that are assumed to be in effect when the differences reverse. Valuation allowances are recorded where it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we evaluate factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

Interest and penalties related to tax positions taken in our tax returns are recorded in income tax expense. We record a liability for uncertain tax positions that reflects the treatment of certain tax positions taken in our tax returns that do not meet the more-likely-than not threshold, or that meet the more-likely-than-not threshold but have measurement related unrecognized tax benefits. Until these positions are sustained by the taxing authorities or the statute of limitations concerning such issues lapses, we do not generally recognize the tax benefits resulting from such positions.

Net Income Per Share. Basic net income per share is based on the weighted average number of common shares outstanding during the period. Diluted net income per share is based on the weighted average number of common shares outstanding, plus the dilutive effect of common share equivalents, which include outstanding stock options and restricted stock awards.

Leases. At the inception of a contract, we assess whether the contract is, or contains, a lease. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of the criteria. Substantially all our operating leases are office space leases, and substantially all our finance leases are office furniture and technology equipment leases.

For all leases a right-of-use, or ROU, asset and lease liability are recognized at the lease commencement date. The lease liability represents the present value of the lease payments under the lease. The ROU asset is initially measured at cost, which includes the initial lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment. The lease liability is initially measured as the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our secured incremental borrowing rate for the same term as the underlying lease. For real estate and certain equipment operating leases, we use our secured incremental borrowing rate. For finance leases, we use the rate implicit in the lease or our secured incremental borrowing rate if the implicit lease rate cannot be determined.

Lease payments included in the measurement of the lease liability comprise: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early. Lease components, including fixed payments for real estate taxes and insurance for office space leases, are included in the measurement of the initial lease liability.

Office space leases may contain variable lease payments, which include payments based on an index or rate. Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease commencement. Additional payments based on the change in an index or rate, or payments based on a change in our portion of the operating expenses, including real estate taxes and insurance, are recorded as a period expense when incurred. Lease modifications result in remeasurement of the lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term. Lease expense may include variable lease payments incurred in the period that were not included in the initial lease liability. Finance lease expense consists of the amortization of the ROU asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. Finance lease payments are allocated between a reduction of the lease liability and interest expense.

Concentration of Credit Risk. We provide data-inspired, creative marketing and sales solutions to several thousand clients that operate in nearly every industry sector of the global economy, and we grant credit to qualified clients in the normal course of business. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk as our largest client accounted for 2.7% of revenue in 2024.

Derivative Financial Instruments. All derivative instruments, including certain derivative instruments embedded in other contracts, are recorded at fair value. Derivatives qualify for hedge accounting if: the hedging instrument is designated as a hedge, the hedged exposure is specifically identifiable and exposes us to risk, and a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure have a high degree of correlation. The method of assessing hedge effectiveness and measuring hedge ineffectiveness is formally documented. Hedge effectiveness is assessed, and hedge ineffectiveness is measured at least quarterly throughout the designated hedge period. Changes in the fair value of a fair value hedge are offset against the change in fair value of the hedged asset, liability or firm commitment through results of operations. Gains and losses on a terminated fair value hedge of our long-term debt are included in long-term debt and are amortized over the remaining term of the respective debt that was hedged. Changes in the fair value of a cash flow hedge are recognized in other comprehensive income until the hedged item is recognized in results of operations. Foreign currency hedges of the net investment in our foreign operations are recorded in accumulated other comprehensive income (loss), or AOCI. Any gain or loss will remain in AOCI until the complete or substantially complete liquidation of our investment in the underlying operation. We do not use derivatives for trading or speculative purposes. Using derivatives exposes us to the risk that counterparties to the derivative contracts will fail to meet their contractual obligations. We manage that risk through careful selection and ongoing evaluation of the counterparty financial institutions based on specific minimum credit standards and other factors.

Fair Value. We apply the fair value measurement guidance in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, for our financial assets and liabilities that are required to be measured at fair value and for our nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis, which includes goodwill and other identifiable intangible assets. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.

The inputs create the following fair value hierarchy:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical assets or liabilities in markets that are not active; and model-derived valuations with observable inputs.

- Level 3 - Unobservable inputs for the asset or liability.

We use unadjusted quoted market prices to determine the fair value of our financial assets and liabilities and classify such items in Level 1. We use unadjusted quoted market prices for similar assets and liabilities in active markets and model-derived valuations and classify such items in Level 2.

In determining the fair value of financial assets and liabilities, we consider certain market valuation adjustments that market participants would consider in determining fair value, including, counterparty credit risk adjustments applied to financial assets and liabilities, taking into account the actual credit risk of the counterparty when valuing assets measured at fair value and credit risk adjustments applied to reflect our credit risk when valuing liabilities measured at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in millions, except per share amounts.)

3. Revenue

Nature of our services

We provide data-inspired, creative marketing and sales solutions through various client-centric networks that are organized to meet specific client objectives. Our networks, practice areas and agencies provide a comprehensive range of services in the following fundamental disciplines: Media & Advertising, Precision Marketing, Public Relations, Healthcare, Branding & Retail Commerce, Experiential, and Execution & Support. Media & Advertising includes creative services across digital and traditional media, strategic media planning and buying, performance media, data analytics services, and Omnicom Production. Precision Marketing includes digital and direct marketing, digital transformation consulting, e-commerce operations, media execution, market intelligence and data and analytics. Public Relations services include corporate communications, crisis management, public affairs and media and media relations services. Healthcare includes corporate communications and advertising and media services to global healthcare and pharmaceutical companies. Branding & Retail Commerce services include brand and product consulting, strategy and research and retail marketing. Experiential marketing services include live and digital events and experience design and execution. Execution & Support includes field marketing, sales support, digital and physical merchandising, point-of-sale and product placement, as well as other specialized marketing and custom communications services. At the core of all our services is the ability to create or develop a client's marketing or corporate communications message into content that can be delivered to a target audience across different communications mediums.

Economic factors affecting our revenue

Global economic conditions have a direct impact on our revenue. Adverse economic conditions pose a risk that our clients may reduce, postpone or cancel spending for our services, which would impact our revenue.

Revenue by discipline:

	Year Ended December 31,		
	2024	2023	2022
Media & Advertising	$ **8,466.2**	$ 7,891.2	$ 7,433.9
Precision Marketing	**1,820.9**	1,473.5	1,426.6
Public Relations	**1,679.2**	1,578.9	1,552.7
Healthcare	**1,354.7**	1,362.7	1,322.3
Branding & Retail Commerce	**792.9**	853.7	848.1
Experiential	**731.5**	651.4	635.6
Execution & Support	**843.7**	880.8	1,069.9
Revenue	$ **15,689.1**	$ 14,692.2	$ 14,289.1

Revenue by geographic market:

	Year Ended December 31,		
	2024	2023	2022
Americas:			
North America	$ **8,650.2**	$ 7,951.0	$ 7,856.0
Latin America	**433.7**	386.8	329.0
EMEA:			
Europe	**4,439.0**	4,266.9	4,010.5
Middle East and Africa	**319.2**	309.6	346.7
Asia-Pacific	**1,847.0**	1,777.9	1,746.9
Revenue	$ **15,689.1**	$ 14,692.2	$ 14,289.1

The Americas is comprised of North America, which includes the United States, Canada and Puerto Rico, and Latin America, which includes South America and Mexico. EMEA is comprised of Europe, the Middle East and Africa. Asia-Pacific includes Australia, Greater China, India, Japan, Korea, New Zealand, Singapore and other Asian countries. Revenue in the United States for 2024, 2023 and 2022 was $8,186.5 million, $7,471.6 million and $7,367.3 million, respectively.

(Dollars in tables in millions, except per share amounts.)

Contract balances

Contract balances include work in process and customer advances that primarily consist of advance billings to customers in accordance with the terms of the client contracts, primarily for the reimbursement of third-party costs.

	December 31,	
	2024	2023
Work in process:		
Media and production costs	**$ 864.0**	$ 664.4
Unbilled fees and costs and contract assets	**758.2**	678.1
Work in process	**$ 1,622.2**	$ 1,342.5
Customer advances	**$ 1,336.1**	$ 1,356.2

There were no impairment charges to work in process recorded in 2024 or 2023.

4. Net Income per Share

Basic and diluted net income per share:

	Year Ended December 31,		
	2024	2023	2022
Net income - Omnicom Group Inc.	**$ 1,480.6**	$ 1,391.4	$ 1,316.5
Weighted average shares (millions):			
Basic	**196.4**	199.4	205.6
Dilutive stock options and restricted shares	**2.2**	2.0	1.4
Diluted	**198.6**	201.4	207.0
Anti-dilutive stock options and restricted shares (millions):	—	—	4.3
Net income per share - Omnicom Group Inc.:			
Basic	**$ 7.54**	$ 6.98	$ 6.40
Diluted	**$ 7.46**	$ 6.91	$ 6.36

5. Business Combinations

In 2024, we completed two acquisitions that increased goodwill by $784.0 million. On January 2, 2024, we acquired Flywheel Digital, the digital commerce business of Ascential plc, for a net cash purchase price of approximately $845 million. The principal tangible assets and liabilities acquired were net working capital, and the intangible assets acquired were primarily comprised of customer relationships, intellectual property and trade names aggregating $182.6 million and goodwill of $672.5 million. We expect goodwill attributed to the U.S. operations of Flywheel Digital to be tax deductible. In addition, during 2024, we acquired additional equity interests in certain majority owned subsidiaries, which are accounted for as equity transactions, and no additional goodwill was recorded. None of the acquisitions in 2024, either individually or in the aggregate, were material to our results of operations or financial condition.

The evaluation of potential acquisitions is based on various factors, including specialized know-how, reputation, geographic coverage, competitive position and service offerings, as well as our experience and judgment. Our acquisition strategy is focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our strategic business platforms and agency brands, through the expansion of their geographic area or their service capabilities to better serve our clients. Certain acquisitions include an initial payment at closing and provide for future additional contingent purchase price payments (earn-outs), which are derived using the performance of the acquired company and are based on predetermined formulas. At December 31, 2024 and 2023, contingent purchase price obligations were $220.1 million and $229.5 million, respectively, of which $56.0 million and $62.4 million, respectively, are current liabilities.

For each acquisition, we undertake a detailed review to identify other intangible assets that are required to be valued separately. We use several market participant measurements to determine fair value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies, and when available and as appropriate, we use comparative market multiples to supplement our analysis. As is typical for most service businesses, a substantial portion of the intangible asset value we acquire is the specialized know-how of the workforce, which is treated

(Dollars in tables in millions, except per share amounts.)

as part of goodwill and is not valued separately. A significant portion of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as trade names. One of the primary drivers in executing our acquisition strategy is the existence of, or the ability to, expand our existing client relationships. The expected benefits of our acquisitions are typically shared across multiple agencies and regions.

6. Goodwill and Intangible Assets

Change in goodwill:

	December 31, 2024	December 31, 2023
January 1	**$ 10,082.3**	$ 9,734.3
Acquisitions	**761.2**	51.7
Noncontrolling interests in acquired businesses	**22.8**	128.6
Contingent purchase price obligations of acquired businesses	**—**	159.7
Dispositions	**(6.0)**	(120.6)
Foreign currency translation	**(182.9)**	128.6
December 31	**$ 10,677.4**	$ 10,082.3

The increase in goodwill in 2024 is primarily attributable to the acquisition of Flywheel Digital. There were no goodwill impairment losses recorded in 2024 or 2023, and there are no accumulated goodwill impairment losses.

Intangible assets:

	December 31, 2024			December 31, 2023		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Acquired intangible assets and internally developed strategic platform assets	**$ 1,096.1**	**$ (606.1)**	**$ 490.0**	$ 902.6	$ (572.9)	$ 329.7
Other purchased and internally developed software	**258.3**	**(226.3)**	**32.0**	327.9	(290.7)	37.2
Intangible Assets	**$ 1,354.4**	**$ (832.4)**	**$ 522.0**	$ 1,230.5	$ (863.6)	$ 366.9

The increase in the gross carrying value of acquired intangible assets was primarily related to the $182.6 million of combined customer relationships, intellectual property and trade name for Flywheel Digital.

Amortization of intangible assets:

	Year Ended December 31, 2024	2023	2022
Acquired intangible assets and internally developed strategic platform assets	**$ 87.5**	$ 61.8	$ 58.8
Other purchased and internally developed software	**18.1**	18.5	21.5
Amortization Expense	**$ 105.6**	$ 80.3	$ 80.3

7. Debt

Credit Facilities

Our $2.5 billion unsecured multi-currency revolving credit facility, or Credit Facility, terminates on June 2, 2028. We can issue up to $2 billion of U.S. Dollar denominated commercial paper, and issue up to the equivalent of $500 million in British Pounds or Euro under a Euro commercial paper program. In addition, certain of our international subsidiaries have uncommitted credit lines that are guaranteed by Omnicom aggregating $517.4 million. All of these facilities provide additional liquidity sources for operating capital and general corporate purposes. During 2024, we did not issue commercial paper. In 2023, we had a maximum of $200 million of commercial paper outstanding during the year, the average amount outstanding was $5.1 million, the average days outstanding were 1.7 days, and the weighted average interest rate was 5.24%. At December 31, 2024, there were no outstanding borrowings under the Credit Facility and no outstanding commercial paper issuances.

(Dollars in tables in millions, except per share amounts.)

The Credit Facility has a financial covenant that requires us to maintain a Leverage Ratio of consolidated indebtedness to consolidated EBITDA (earnings before interest, taxes, depreciation, amortization and non-cash charges) of no more than 3.5 times for the most recently ended 12-month period. At December 31, 2024, we were in compliance with this covenant as our Leverage Ratio was 2.4 times. The Credit Facility does not limit our ability to declare or pay dividends or repurchase our common stock.

The $600 million Delayed Draw Term Loan Agreement automatically terminated on July 15, 2024.

Short-Term Debt

Short-term debt of $21.3 million and $10.9 million at December 31, 2024 and 2023, respectively, represented bank overdrafts and short-term borrowings primarily of our international subsidiaries. The weighted average interest rate was 11.4% and 12.0%, respectively. Due to the short-term nature of this debt, carrying value approximates fair value.

Long-Term Debt

	December 31,	
	2024	**2023**
3.65% Senior Notes due 2024	**$ —**	$ 750.0
3.60% Senior Notes due 2026	**1,400.0**	1,400.0
€500 Million 0.80% Senior Notes due 2027	**520.3**	553.0
2.45% Senior Notes due 2030	**600.0**	600.0
4.20% Senior Notes due 2030	**600.0**	600.0
€500 Million 1.40% Senior Notes due 2031	**520.3**	553.0
2.60% Senior Notes due 2031	**800.0**	800.0
€600 Million 3.70% Senior Notes due 2032	**624.5**	—
£325 Million 2.25% Senior Notes due 2033	**407.9**	413.9
5.30% Senior Notes due 2034	**600.0**	—
Long-Term Debt, Gross	**6,073.0**	5,669.9
Unamortized discount	**(9.5)**	(7.8)
Unamortized debt issuance costs	**(27.4)**	(22.3)
Unamortized deferred gain (loss) from settlement of interest rate swaps	**(0.8)**	(0.2)
Long-Term Debt, including current portion	**6,035.3**	5,639.6
Current portion	**—**	(750.5)
Long-Term Debt	**$ 6,035.3**	$ 4,889.1

On August 2, 2024, Omnicom issued $600 million 5.30% Senior Notes due 2034. The net proceeds from the issuance after deducting the underwriting discount and offering expenses, were $592.4 million. The net proceeds from the issuance, along with available cash, were used to fund the repayment of our $750 million 3.65% Senior Notes on November 1, 2024.

On March 6, 2024, Omnicom Finance Holdings plc, or OFH, a U.K.-based wholly owned subsidiary of Omnicom, issued €600 million 3.70% Senior Notes due 2032. The net proceeds from the issuance, after deducting the underwriting discount and offering expenses, were $643.1 million and were used for general corporate purposes, including working capital expenditures, acquisitions and repurchases of our common stock.

Our 2.45% Senior Notes due 2030, 4.20% Senior Notes due 2030, 2.60% Senior Notes due 2031 and 5.30% Senior Notes due 2034 are senior unsecured obligations of Omnicom that rank equal in right of payment with all existing and future unsecured senior indebtedness.

Omnicom and its wholly owned finance subsidiary, Omnicom Capital Inc., or OCI, are co-obligors under the 3.60% Senior Notes due 2026. These notes are a joint and several liability of Omnicom and OCI, and Omnicom unconditionally guarantees OCI's obligations with respect to the notes. OCI provides funding for our operations by incurring debt and lending the proceeds to our operating subsidiaries. OCI's assets primarily consist of cash and cash equivalents and intercompany loans made to our operating subsidiaries, and the related interest receivable. There are no restrictions on the ability of OCI or Omnicom to obtain funds from our subsidiaries through dividends, loans or advances. Such notes are senior unsecured obligations that rank equal in right of payment with all existing and future unsecured senior indebtedness.

(Dollars in tables in millions, except per share amounts.)

Omnicom and OCI have, jointly and severally, fully and unconditionally guaranteed the obligations of OFH with respect to the €500 million 0.80% Senior Notes due 2027 and the €500 million 1.40% Senior Notes due 2031, and Omnicom has fully and unconditionally guaranteed the obligations of OFH with respect the €600 million 3.70% Senior Notes due 2032, collectively the Euro Notes. OFH's assets consist of its investments in several wholly owned finance companies that function as treasury centers, providing funding for various operating companies in Europe, Australia and other countries in the Asia-Pacific region. The finance companies' assets consist of cash and cash equivalents and intercompany loans that they make or have made to the operating companies in their respective regions and the related interest receivable. There are no restrictions on the ability of Omnicom, OCI or OFH to obtain funds from their subsidiaries through dividends, loans or advances. The Euro Notes and the related guarantees are senior unsecured obligations that rank equal in right of payment with all existing and future unsecured senior indebtedness of OFH and each of Omnicom and OCI, as applicable.

Omnicom has fully and unconditionally guaranteed the obligations of Omnicom Capital Holdings plc, or OCH, a U.K.-based wholly owned subsidiary of Omnicom, with respect to the £325 million 2.25% Senior Notes due 2033, or Sterling Notes. OCH's assets consist of its investments in several wholly owned finance companies that function as treasury centers, providing funding for various operating companies in EMEA, Australia and other countries in the Asia-Pacific region. The finance companies' assets consist of cash and cash equivalents and intercompany loans that they make or have made to the operating companies in their respective regions and the related interest receivable. There are no restrictions on the ability of Omnicom or OCH to obtain funds from their subsidiaries through dividends, loans or advances. The Sterling Notes and the related guarantee are senior unsecured obligations that rank equal in right of payment with all existing and future unsecured senior indebtedness of OCH and Omnicom, respectively.

Long-term debt maturities at December 31, 2024:

2025	$ —
2026	**1,400.0**
2027	**520.3**
2028	—
2029	—
Thereafter	**4,152.7**
Long-Term Debt, Gross	**$ 6,073.0**

Interest Expense

	Year Ended December 31,		
	2024	**2023**	**2022**
Long-term debt	**$ 194.9**	$ 165.1	$ 164.7
Fees	**4.4**	4.8	4.6
Pension and other interest	**50.3**	50.5	35.8
Interest rate and cross currency swaps	**(1.7)**	(1.9)	3.5
Interest Expense	**$ 247.9**	$ 218.5	$ 208.6

8. Segment Reporting

Our branded agency networks operate in the advertising, marketing and corporate communications services industry, and are organized into agency networks, virtual client networks, regional reporting units and operating groups or practice areas. Our networks, virtual client networks and agencies increasingly share clients and provide clients with integrated services. The main economic components of each agency are employee compensation and related costs, direct service costs and occupancy and other costs which include rent and occupancy costs, technology costs and overhead expenses. Therefore, given these similarities, we aggregate our six operating segments, which are our agency networks, into one reporting segment. The chief operating decision maker, or CODM, reviews segment operating income for each network and allocates resources accordingly. The CODM includes Omnicom's chief executive officer, chief financial officer and chief operating officer.

Segment operating results include allocations of costs, including information technology, and other shared services costs, that are allocated using metrics designed to correlate the allocation with consumption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in millions, except per share amounts.)

Segment revenue, segment operating expenses and segment operating income of our operating segments:

	Year Ended December 31,		
	2024	2023	2022
Revenue	**$ 15,689.1**	$14,692.2	$14,289.1
Segment Operating Expenses:			
Salary and service costs:			
Salary and related costs	**$ 7,441.4**	$ 7,212.8	$ 7,197.9
Third-party service costs	**3,348.6**	2,917.9	2,585.5
Third-party incidental costs	**642.5**	570.5	542.5
Total salary and service costs	**11,432.5**	10,701.2	10,325.9
Occupancy and other costs	**1,274.4**	1,168.8	1,168.6
Segment cost of services	**12,706.9**	11,870.0	11,494.5
Selling, general and administrative expenses	**408.1**	393.7	378.5
Depreciation and amortization	**241.7**	211.1	219.4
Total segment operating expenses	**13,356.7**	12,474.8	12,092.4
Segment Operating Income	**$ 2,332.4**	$ 2,217.4	$ 2,196.7

Reconciliation of segment operating income to operating income and income before income taxes and income from equity method investments:

	Year Ended December 31,		
	2024	2023	2022
Segment Operating Income	**$ 2,332.4**	$ 2,217.4	$ 2,196.7
Real estate and other repositioning costs	**57.8**	191.5	—
Changes arising from the effects of the war in Ukraine	**—**	—	113.4
Gain on disposition of subsidiary	**—**	(78.8)	—
Operating Income	**$ 2,274.6**	$ 2,104.7	$ 2,083.3
Interest Expense	**247.9**	218.5	208.6
Interest Income	**100.9**	106.7	70.7
Income Before Income Taxes and Income From Equity Method Investments	**$ 2,127.6**	$ 1,992.9	$ 1,945.4

We reconcile segment operating income to income before income taxes and income from equity method investments as income tax expense is reviewed at the consolidated level and the segment managers are not held accountable for performance of net income.

The agency networks' regional reporting units comprise three principal regions: the Americas, EMEA and Asia-Pacific. The regional reporting units monitor the performance and are responsible for the agencies in their region. Agencies within the regional reporting units serve similar clients in similar industries and in many cases the same clients and have similar economic characteristics.

Revenue and long-lived assets and goodwill by geographic region:

	Americas	EMEA	Asia-Pacific
December 31, 2024			
Revenue	**$ 9,083.9**	**$ 4,758.2**	**$ 1,847.0**
Long-lived assets and goodwill	**8,166.6**	**3,693.9**	**685.2**
December 31, 2023			
Revenue	$ 8,337.8	$ 4,576.5	$ 1,777.9
Long-lived assets and goodwill	7,749.5	3,523.3	730.8
December 31, 2022			
Revenue	$ 8,185.0	$ 4,357.2	$ 1,746.9
Long-lived assets and goodwill	7,727.0	3,315.2	757.2

(Dollars in tables in millions, except per share amounts.)

9. Equity Method Investments

Income from our equity method investments was $6.9 million in 2024 and $5.2 million in each of 2023 and 2022. At December 31, 2024 and 2023, our proportionate share in the net assets of the equity method investments was $12.7 million and $17.0 million, respectively. Equity method investments are not material to our results of operations or financial condition; therefore, summarized financial information is not required to be presented.

10. Share-Based Compensation Plans

Share-based incentive awards are granted to employees under the 2021 Incentive Award Plan, or the 2021 Plan, that was approved by the shareholders. The 2021 Plan is administered by the Compensation Committee of the Board of Directors, or the Compensation Committee. Awards include stock options, restricted stock and other performance-based stock awards. The maximum number of shares of common stock that can be granted under the 2021 Plan is 14.7 million shares plus any shares awarded under the 2021 Plan and any prior plan that have been forfeited or have expired. All awards reduce the number of shares available for grant on a one-for-one basis. The terms of each award and the exercise date are determined by the Compensation Committee. The 2021 Plan does not permit the holder of an award to elect cash settlement under any circumstances. At December 31, 2024, there were 7,781,173 shares available for grant under the 2021 Plan.

Share-based compensation expense in 2024, 2023 and 2022 was $91.4 million, $84.8 million and $81.7 million, respectively. At December 31, 2024, unamortized share-based compensation that will be expensed over the next five years is $222.8 million.

We recognize a tax benefit in income tax expense and record a deferred tax asset for the share-based compensation expense recognized for financial reporting purposes that has not been deducted on our income tax return. Excess tax benefits and deficiencies represent the difference between the actual compensation deduction for tax purposes, which is calculated as the difference between the grant date price of the award, and the price of our common stock on the vesting or exercise date. Upon vesting of restricted stock awards or exercise of stock options, any excess tax benefit or deficiency related to share-based compensation is recorded in results of operations, as a component of income tax expense. In 2024 and 2023, we recognized a tax benefit of $12.3 million and $6.7 million, respectively.

Stock Options

The exercise price of stock option awards cannot be less than 100% of the market price of our common stock on the grant date and have a maximum contractual life of 10 years.

Stock option activity:

	Year Ended December 31,					
	2024		2023		2022	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
January 1	**4,564,575**	**$ 71.81**	5,127,625	$ 72.90	4,689,250	$ 74.30
Granted	**—**		—		853,875	68.88
Exercised	**(1,297,238)**	**72.47**	(413,750)	84.94	(157,500)	84.94
Forfeited	**(182,050)**	**69.80**	(149,300)	72.99	(258,000)	77.69
December 31	**3,085,287**	**$ 71.65**	4,564,575	$ 71.81	5,127,625	$ 72.90
Exercisable December 31	**2,302,762**	**$ 72.47**	—		423,750	$ 84.94

(Dollars in tables in millions, except per share amounts.)

Options outstanding and exercisable:

| | December 31, 2024 | | | | | |
| | Options Outstanding | | | Options Exercisable | |
Exercise Price Range	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$69.00 to $70.00	782,525	7.6 years	$ 69.23	—	
$72.00 to $73.00	2,302,762	6.9 years	72.47	2,302,762	$ 72.47
	3,085,287		$ 71.65	2,302,762	$ 72.47

The grant date fair value of $12.60 for the 2022 option awards was determined using the Black-Scholes option valuation model. The assumptions, without adjusting for forfeitures and lack of liquidity, were: an expected life ranging from 6.5 years to 7.5 years, risk free interest rate ranging from 3.0% to 3.1%, expected volatility ranging from 24.5% to 24.7%, and dividend yield ranging from 4.2% to 4.5%.

Restricted Stock

Restricted stock activity:

| | Year Ended December 31, | | |
	2024	2023	2022
January 1	2,802,297	3,010,343	2,932,836
Granted	1,459,525	1,010,575	1,147,496
Vested	(878,247)	(915,245)	(889,736)
Forfeited	(232,061)	(303,376)	(180,253)
December 31	3,151,514	2,802,297	3,010,343
Weighted average grant date fair value of shares granted in the period	$ 81.39	$ 84.33	$ 59.02
Weighted average grant date fair value at December 31	$ 71.59	$ 64.84	$ 61.11

Generally, restricted shares vest ratably over five years from the grant date provided the employee remains employed by us. Restricted shares do not pay a dividend, and may not be sold, transferred, pledged or otherwise encumbered until the forfeiture restrictions lapse. Under most circumstances, the employee forfeits the shares if employment ceases prior to the end of the restriction period.

Performance Restricted Stock Units

The Compensation Committee grants certain employees performance restricted stock units, or PRSU. Each PRSU represents the right to receive one share of common stock on vesting. The ultimate number of PRSUs received by the employee depends on the Company's average return on equity over a three-year period compared to the average return on equity of a peer group of principal competitors over the same period. The PRSUs vest three years from the grant date. The PRSUs have a service and performance vesting condition and compensation expense is recognized on a graded-vesting basis. Over the performance period, compensation expense is adjusted upward or downward based on our estimate of the probability of achieving the performance target for the portion of the awards subject to the performance vesting condition. We have assumed that all PRSUs will vest.

(Dollars in tables in millions, except per share amounts.)

PRSU activity:

	Year Ended December 31,					
	2024		2023		2022	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
January 1	**563,036**	**$ 81.11**	570,235	$ 71.19	533,890	$ 70.42
Granted	**177,059**	**93.19**	178,998	92.18	218,127	76.79
Distributed	**(165,911)**	**74.89**	(186,197)	61.36	(181,782)	75.64
December 31	**574,184**	**$ 86.63**	563,036	$ 81.11	570,235	$ 71.19

Employee Stock Purchase Plan

The employee stock purchase plan, or ESPP, enables employees to purchase our common stock through payroll deductions over each plan quarter at 95% of the market price on the last trading day of the plan quarter. Purchases are limited to 10% of eligible compensation as defined by the Employee Retirement Income Security Act of 1974, or ERISA. In 2024, 2023 and 2022, employees purchased 56,473 shares, 65,644 shares and 72,672 shares, respectively. All shares purchased were issued from treasury stock, for which we received $5.1 million, $5.3 million and $5.2 million, respectively. At December 31, 2024, there were 8,174,023 shares available under the ESPP.

11. Income Taxes

Income before income taxes:

	Year Ended December 31,		
	2024	2023	2022
Domestic	**$ 940.0**	$ 696.0	$ 789.3
International	**1,187.6**	1,296.9	1,156.1
Income Before Income Taxes	**$ 2,127.6**	$ 1,992.9	$ 1,945.4

Income tax expense (benefit):

	Year Ended December 31,		
	2024	2023	2022
Current:			
U.S. federal	**$ 183.8**	$ 154.2	$ 180.1
U.S. state and local	**46.6**	34.8	57.0
International	**309.9**	330.8	287.4
	540.3	519.8	524.5
Deferred:			
U.S. federal	**17.5**	10.9	11.1
U.S. state and local	**1.3**	1.3	(0.3)
International	**1.4**	(7.1)	11.5
	20.2	5.1	22.3
Income Tax Expense	**$ 560.5**	$ 524.9	$ 546.8

Reconciliation from the statutory U.S. federal income tax rate to effective tax rate:

	Year Ended December 31,		
	2024	2023	2022
Statutory U.S. federal income tax rate	**21.0** %	21.0 %	21.0 %
U.S. state and local income taxes, net of U.S. federal income tax benefit	**1.7**	1.4	2.3
Impact of foreign operations	**3.8**	3.9	3.5
Other, including impact of war in Ukraine	**(0.2)**	—	1.3
Effective tax rate	**26.3** %	26.3 %	28.1 %

(Dollars in tables in millions, except per share amounts.)

Our effective tax rate for 2024 remained flat year-over-year at 26.3%. The effective tax rate for 2024 was favorably impacted by the windfall tax benefit on share-based compensation. The effective tax rate for 2023 includes an increase of approximately $10.7 million in income tax expense related to a lower tax benefit in certain jurisdictions for the real estate and other repositioning costs in the period and an increase in the U.K. statutory tax rate, partially offset by approximately $10.0 million of favorable impacts from the resolution of certain non-U.S. tax positions.

Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate described in the Global Anti-Base Erosion, or Pillar Two, model rules issued by the Organization for Economic Co-operation and Development. A minimum effective tax rate of 15% would apply to multinational companies with consolidated revenue above €750 million.

Under the Pillar Two rules, a company would be required to determine a combined effective tax rate for all entities located in a jurisdiction. If the jurisdictional effective tax rate determined under the Pillar Two is less than 15%, a top-up tax will be due to bring the jurisdictional effective tax rate up to 15%. We are continuing to monitor the pending implementation of Pillar Two by individual countries and the potential effects of Pillar Two on our business. The provisions effective in 2024 did not have a materially adverse impact on our results of operations, financial condition or cash flows.

The Tax Cuts and Jobs Act of 2017, or the Tax Act, imposed a one-time tax, the transition tax, on the accumulated earnings of foreign subsidiaries. At December 31, 2024 and 2023, the remaining transition tax liability was $41.2 million and $68.9 million, respectively. The transition tax is expected to be fully paid by 2026. The Tax Act also implemented a territorial tax system that allows us to repatriate earnings of our foreign subsidiaries without incurring additional U.S. tax by providing a 100% dividend exemption. While a territorial tax system limits U.S. federal income tax to domestic source income, foreign source income is subject to tax in the appropriate foreign jurisdiction at the local rate, which in certain jurisdictions may be higher than the U.S. federal statutory income tax rate of 21%. Therefore, the foreign tax rate differential will cause our effective tax rate to be higher than the U.S. federal statutory income tax rate. The international tax rate differentials in 2024 and 2023 are primarily attributed to our earnings in Germany, Australia, Italy, Japan and Brazil being taxed at higher rates than the U.S. statutory tax rate.

We have elected to account for any tax on the global intangible low-taxed income, or GILTI, in the period in which it is incurred. We provided $5.5 million and $17.0 million in 2024 and 2023, respectively, for tax impact of GILTI.

Deferred tax assets and liabilities and balance sheet classification:

	December 31,	
	2024	2023
Deferred tax assets:		
Compensation	$ 136.1	$ 153.8
Tax loss and credit carryforwards	78.2	78.6
Basis differences from acquisitions	53.2	41.2
Basis differences from short-term assets and liabilities	27.6	33.3
Capitalized research and development expenditures	106.8	64.8
Deferred tax assets	401.9	371.7
Valuation allowance	(17.0)	(18.9)
Deferred tax assets, net	$ 384.9	$ 352.8
Deferred tax liabilities:		
Goodwill and intangible assets	$ 707.5	$ 687.3
Unremitted foreign earnings	44.1	71.1
Basis differences from investments	5.2	3.8
Financial instruments	—	0.9
Other	44.4	45.3
Deferred tax liabilities	$ 801.2	$ 808.4
Long-term deferred tax assets	$ 75.5	$ 73.5
Long-term deferred tax liabilities	$ 491.8	$ 529.1

(Dollars in tables in millions, except per share amounts.)

We have concluded that it is more likely than not that we will be able to realize our net deferred tax assets in future periods because results of future operations are expected to generate sufficient taxable income. At December 31, 2024 and 2023, the valuation allowance of $17.0 million and $18.9 million, respectively, relates to tax losses and tax credit carryforwards in the U.S. and in international jurisdictions. Tax loss and credit carryforwards for which there is no valuation allowance are available for periods ranging from 2025 to 2044, which is longer than the forecasted utilization of such carryforwards.

Reconciliation of unrecognized tax benefits:

	December 31,	
	2024	**2023**
January 1	**$ 167.8**	$ 167.6
Additions:		
Current year tax positions	**15.7**	3.3
Prior year tax positions	**4.4**	4.3
Reduction of prior year tax positions	**(2.5)**	(7.9)
Settlements	**(2.6)**	—
Foreign currency translation	**(1.3)**	0.5
December 31	**$ 181.5**	$ 167.8

Substantially all the liability for uncertain tax positions is recorded in long-term liabilities. At December 31, 2024 and 2023, approximately $175.1 million and $161.7 million, respectively, of the liability for uncertain tax positions would affect our effective tax rate upon resolution of the uncertain tax positions.

Income tax expense in 2024, 2023 and 2022 includes $4.4 million, $3.2 million and $4.3 million, respectively, of interest, net of tax benefit, and penalties related to tax positions taken on our tax returns. At December 31, 2024 and 2023, accrued interest and penalties were $23.5 million and $19.9 million, respectively.

We file a consolidated U.S. federal income tax return and income tax returns in various state and local jurisdictions. Our subsidiaries file tax returns in various foreign jurisdictions. Our principal foreign jurisdictions include the U.K., France and Germany. The Internal Revenue Service has completed its examination of our U.S. federal tax returns through 2017. Tax returns in the U.K., France and Germany have been examined through 2021, 2019 and 2017, respectively.

12. Pension and Other Postemployment Benefits

Defined Contribution Plans

Our domestic and international subsidiaries provide retirement benefits for their employees primarily through defined contribution profit sharing and savings plans. Contributions to the plans vary by subsidiary and have generally been in amounts up to the maximum percentage of total eligible compensation of participating employees that is deductible for income tax purposes. Contribution expense was $87.9 million, $127.9 million and $123.2 million in 2024, 2023 and 2022, respectively.

Defined Benefit Pension Plans

Two of our U.S. businesses and several of our non-U.S. businesses sponsor noncontributory defined benefit pension plans. These plans provide benefits to employees based on formulas recognizing length of service and earnings. The U.S. plans are subject to ERISA and cover approximately 700 participants. These plans are closed to new participants and do not accrue future benefit credits. The non-U.S. plans, which include statutory plans, are not subject to ERISA and cover approximately 12,000 participants.

We have a Senior Executive Restrictive Covenant and Retention Plan, or Senior Executive Retention Plan, for certain executive officers and senior executives selected by the Compensation Committee. In 2024, we adopted a Key Executive Restrictive Covenant and Retention Plan, or Key Executive Retention Plan, for certain key employees who are not executive officers selected by the Compensation Committee. These plans are non-qualified deferred compensation severance plans that are not subject to ERISA. These plans were adopted to secure non-competition, non-solicitation, non-disparagement and ongoing consulting services from such individuals and to strengthen the retention aspect of executive officer, senior executive or key executive compensation.

(Dollars in tables in millions, except per share amounts.)

The Senior Executive Retention Plan provides annual payments to the participants or to their beneficiaries upon termination following at least seven years of service with Omnicom or its subsidiaries. A participant's annual benefit is payable for 15 consecutive calendar years following termination, but in no event prior to age 55. The annual benefit is generally equal to the lesser of (i) the participant's final average pay times an applicable percentage, which is based upon the executive's years of service as an executive officer, not to exceed 35% or (ii) $1.5 million adjusted for cost-of-living, not to exceed 2.5% per year. The Senior Executive Retention Plan is not funded, and benefits are paid when due.

The Key Executive Retention Plan provides annual payments to the participants or to their beneficiaries upon termination following at least six years of service from the date of the participant's award agreement with Omnicom or its subsidiaries. A participant's annual benefit is payable for 12 consecutive calendar years following termination, but in no event prior to age 55. The annual benefit is equal to the lesser of (i) the participant's final average pay times an applicable percentage, which is based upon the employee's years of service, not to exceed 65% or (ii) $1.0 million. The annual benefit vests 100% after six years of service from the date of the award agreement. The Key Executive Retention Plan is not funded, and benefits are paid when due.

Postemployment Arrangements

We have executive retirement agreements under which benefits will be paid to participants or to their beneficiaries over periods up to ten years beginning after cessation of full-time employment. Our postemployment arrangements are unfunded and benefits are paid when due.

Pension and other postemployment benefits net periodic benefit expense:

	Defined Benefit Pension Plans			Postemployment Arrangements		
	Year Ended December 31,			Year Ended December 31,		
	2024	2023	2022	**2024**	2023	2022
Service cost	**$ 1.6**	$ 2.4	$ 2.8	**$ 2.9**	$ 3.4	$ 4.5
Interest cost	**8.5**	11.1	5.6	**5.9**	5.7	2.6
Expected return on plan assets	**(2.2)**	(0.3)	(1.4)	**—**	—	—
Amortization of prior service cost	**0.4**	0.3	0.4	**4.4**	3.8	3.8
Amortization of actuarial loss	**0.8**	0.7	4.0	**0.2**	—	2.5
Net Periodic Benefit Expense	**$ 9.1**	$ 14.2	$ 11.4	**$ 13.4**	$ 12.9	$ 13.4

Included in AOCI for Defined Benefit Pension Plans at December 31, 2024 and 2023 were unrecognized costs for actuarial gains and losses and prior service cost of $6.5 million ($4.5 million net of income taxes) and $15.9 million ($11.0 million net of income taxes), respectively, that have not yet been recognized in net periodic benefit cost. The unrecognized costs for actuarial gains and losses and prior service cost included in AOCI and expected to be recognized in net periodic benefit cost in 2025 is a benefit of $0.4 million.

Included in AOCI for Postemployment Arrangements at December 31, 2024 and 2023 were unrecognized costs for actuarial gains and losses and prior service cost of $25.3 million ($17.6 million net of income taxes) and $41.1 million ($28.8 million net of income taxes), respectively, that have not yet been recognized in the net periodic benefit cost. The unrecognized costs for actuarial gains and losses and prior service cost included in AOCI and expected to be recognized in net periodic benefit cost in 2025 is $3.7 million.

Weighted average assumptions:

	Defined Benefit Pension Plans			Postemployment Arrangements		
	Year Ended December 31,			Year Ended December 31,		
	2024	2023	2022	**2024**	2023	2022
Discount rate	**4.5 %**	4.7 %	2.1 %	**4.5 %**	4.7 %	1.8 %
Compensation increases	**3.4 %**	2.6 %	2.6 %	**3.5 %**	3.5 %	3.5 %
Expected return on plan assets	**2.2 %**	1.5 %	1.6 %			

(Dollars in tables in millions, except per share amounts.)

The expected long-term rate of return for plan assets for the U.S. plans is based on several factors, including current and expected asset allocations, historical and expected returns on various asset classes and current and future market conditions. A total return investment approach using a mix of equities and fixed income investments maximizes the long-term return. This strategy is intended to minimize plan expense by achieving long-term returns in excess of the growth in plan liabilities over time. The discount rate used to compute net periodic benefit cost is based on yields of available high-quality bonds and reflects the expected cash flow as of the measurement date. The expected returns on plan assets and discount rates for the non-U.S. plans are based on local factors, including each plan's investment approach, local interest rates and plan participant profiles.

Experience gains and losses and the effects of changes in actuarial assumptions are generally amortized over a period no longer than the expected average future service of active employees.

Our funding policy is to contribute amounts sufficient to meet minimum funding requirements in accordance with the applicable employee benefit and tax laws that the plans are subject to, plus such additional amounts as we may determine to be appropriate. In 2024 and 2023, we contributed $10.6 million and $8.8 million, respectively, to the defined benefit pension plans. We do not expect the contributions for 2025 to differ materially from the 2024 contributions.

Change in benefit obligation and fair value of plan assets:

	Defined Benefit Pension Plans		Postemployment Arrangements	
	Year Ended December 31,		Year Ended December 31,	
	2024	2023	**2024**	2023
Benefit obligation:				
Benefit obligation, January 1	**$ 224.3**	$ 228.6	**$ 142.2**	$ 130.8
Service cost	**1.6**	2.4	**2.9**	3.4
Interest cost	**8.5**	11.1	**5.9**	5.7
Amendments, curtailments and settlements	**16.1**	(0.4)	**(0.6)**	6.9
Actuarial (gain) loss	**(23.1)**	(2.1)	**(12.4)**	6.3
Benefits paid	**(11.7)**	(12.4)	**(11.4)**	(10.9)
Foreign currency translation	**0.3**	(2.9)	**—**	—
Benefit obligation, December 31	**$ 216.0**	$ 224.3	**$ 126.6**	$ 142.2
Fair value of plan assets:				
Fair value of plan assets, January 1	**$ 45.5**	$ 44.0	**$ —**	$ —
Actual return on plan assets	**2.0**	3.9	**—**	—
Employer contributions	**10.6**	8.8	**—**	—
Benefits paid	**(11.7)**	(12.4)	**—**	—
Foreign currency translation and other	**(0.5)**	1.2	**—**	—
Fair value of plan assets, December 31	**$ 45.9**	$ 45.5	**$ —**	$ —
Funded status, December 31	**$ (170.1)**	$ (178.8)	**$ (126.6)**	$ (142.2)
Funded status recognized in the balance sheet:				
Other assets	**$ 1.5**	$ 2.1	**$ —**	$ —
Other current liabilities	**(10.7)**	(8.6)	**(13.5)**	(11.9)
Long-term liabilities	**(160.9)**	(172.3)	**(113.1)**	(130.3)
	$ (170.1)	$ (178.8)	**$ (126.6)**	$ (142.2)

Weighted average assumptions:

Discount rate	**5.2 %**	4.6 %	**5.3 %**	4.6 %
Compensation increases	**2.5 %**	3.5 %	**3.5 %**	3.5 %

At December 31, 2024 and 2023, the accumulated benefit obligation for our defined benefit pension plans was $169.1 million and $179.5 million, respectively.

(Dollars in tables in millions, except per share amounts.)

Defined benefit pension plans with benefit obligations in excess of plan assets:

	Year Ended December 31,	
	2024	**2023**
Benefit obligation	**$ (208.3)**	$ (215.5)
Plan assets	**36.7**	34.7
	$ (171.6)	$ (180.8)

At December 31, 2024, the estimated pension and other postemployment benefits expected to be paid over the next 10 years:

	Defined Benefit Pension Plans	Postemployment Arrangements
2025	**$ 12.3**	**$ 13.5**
2026	**11.8**	**12.2**
2027	**12.6**	**13.7**
2028	**16.0**	**13.4**
2029	**22.2**	**12.7**
2030 - 2034	**102.0**	**48.0**

13. Real Estate and Other Repositioning Costs

In connection with our strategic initiatives, for the year ended December 31, 2024, operating expenses included $57.8 million ($42.9 million after-tax), primarily reflecting severance actions related to ongoing efficiency initiatives, including strategic agency consolidation in our smaller international markets and the launch of our centralized production strategy.

In connection with the transition to a flexible working environment, a hybrid model which allows for partial remote work, we took certain actions in the first quarter of 2023 to reduce and reposition our office lease portfolio. In the second quarter of 2023, as a result of our continuing efforts to increase efficiencies and relevant skill sets to meet client demands, we incurred severance charges and other exit costs associated with rebalancing our workforce and consolidating operations in certain markets. As a result, for the year ended December 31, 2023, operating expenses included $191.5 million ($145.5 million after-tax), related to non-cash impairment charges for the operating lease right-of-use, or ROU, assets, severance charges, and other exit costs. All severance and other costs were paid during the year ended December 31, 2023. Substantially all of the operating lease payments related to the ROU assets will be paid out through December 31, 2026.

14. Dispositions of Subsidiaries

In April 2023, we disposed of certain research businesses included in our Execution & Support discipline for the net proceeds of $180.5 million. As a result, we recorded a pretax gain of $78.8 million. The disposition did not have a material impact on our ongoing results of operations or financial condition.

15. Charges Arising from the Effects of the War in Ukraine

In 2022, we disposed of our businesses in Russia. In the first quarter of 2022, we recorded pretax charges of $113.4 million, which included cash charges of $47.6 million and primarily consisted of the loss on the disposition of our net investment in our Russian businesses and included charges related to the suspension of operations in Ukraine. All the charges related to the disposition of our businesses in Russia have been paid as of December 31, 2022, and substantially all of our commitments related to the suspension of operations in Ukraine have been paid.

(Dollars in tables in millions, except per share amounts.)

16. Supplemental Cash Flow Data

Change in operating capital:

	Year Ended December 31,		
	2024	**2023**	**2022**
(Increase) decrease in accounts receivable	**$ (597.1)**	$ (513.9)	$ (129.1)
(Increase) decrease in work in process and other current assets	**(316.9)**	(121.8)	(197.9)
Increase (decrease) in accounts payable	**997.5**	602.3	(350.1)
Increase (decrease) in customer advances, taxes payable and other current liabilities	**(229.1)**	(399.6)	(97.8)
Change in other assets and liabilities, net	**(85.6)**	(29.9)	(69.1)
Increase (decrease) in operating capital	**$ (231.2)**	$ (462.9)	$ (844.0)

Supplemental financial information:

	Year Ended December 31,		
	2024	**2023**	**2022**
Income taxes paid	**$ 544.1**	$ 474.3	$ 450.3
Interest paid	**$ 156.4**	$ 162.8	$ 173.9

Non-cash increase in lease liabilities:

	Year Ended December 31,	
	2024	**2023**
Operating leases	**$ 231.1**	$ 206.9
Finance leases	**$ 47.1**	$ 48.2

17. Noncontrolling Interests

Changes in the ownership interests in our less than 100% owned subsidiaries:

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income attributed to Omnicom Group Inc.	**$ 1,480.6**	$ 1,391.4	$ 1,316.5
Net transfers (to) from noncontrolling interests	**(10.0)**	(88.1)	(17.1)
Change from net income attributed to Omnicom Group Inc. and transfers (to) from noncontrolling interests	**$ 1,470.6**	$ 1,303.3	$ 1,299.4

18. Leases and Property and Equipment

Leases

	Year Ended December 31,	
	2024	**2023**
Operating lease cost:		
Operating lease cost	**$ 209.6**	$ 216.2
Variable lease cost	**16.5**	29.9
Short-term lease cost	**3.9**	2.5
Sublease income	**(0.9)**	(3.7)
Total Operating Lease Cost	**$ 229.1**	$ 244.9
Finance lease cost:		
Depreciation of ROU assets	**$ 58.9**	$ 58.9
Interest	**8.3**	7.4
Total Finance Lease Cost	**$ 67.2**	$ 66.3
Total Lease Cost	**$ 296.3**	$ 311.2

(Dollars in tables in millions, except per share amounts.)

Future lease payments:

	December 31	
	Operating Leases	Finance Leases
2025	**$ 238.5**	**$ 55.7**
2026	**208.8**	**37.1**
2027	**162.7**	**22.2**
2028	**127.7**	**9.1**
2029	**98.2**	**3.5**
Thereafter	**449.2**	**2.2**
Total lease payments	**1,285.1**	**129.8**
Less: Interest	**266.4**	**8.1**
Present Value of Lease Liabilities	**$ 1,018.7**	**$ 121.7**

Balance sheet classification of operating leases:

	December 31,	
	2024	2023
Operating Lease ROU Assets	**$ 1,043.6**	$ 1,046.4
Operating lease liability:		
Other current liabilities	**$ 204.5**	$ 217.3
Long-term liability - operating leases	**814.2**	853.0
Total Operating Lease Liability	**$ 1,018.7**	$ 1,070.3

At December 31, 2024 and 2023, office space and equipment operating leases had a weighted average remaining lease term of 6.2 and 6.4 years, respectively, and a weighted average discount rate of 3.9% and 3.7%, respectively.

Property and Equipment

Property and equipment:

	December 31,	
	2024	2023
Property and equipment - owned	**$ 1,520.3**	$ 1,620.9
Equipment under finance leases	**401.3**	404.4
Property and Equipment, Gross	**1,921.6**	2,025.3
Accumulated depreciation	**(1,096.9)**	(1,150.4)
Property and Equipment, Net	**$ 824.7**	$ 874.9

At December 31, 2024 and 2023, finance leases had a weighted average remaining lease term of 2.6 years and 2.9 years, respectively, and a weighted average discount rate of 7.3% and 6.6%, respectively.

19. Temporary Equity - Redeemable Noncontrolling Interests

Owners of noncontrolling equity interests in certain of our subsidiaries have the right in certain circumstances to require us to purchase all or a portion of their equity interest at fair value as defined in the applicable agreements. In most cases we have a protective call right under similar terms. Assuming that the subsidiaries perform at their current and projected profit levels, at December 31, 2024, the aggregate estimated amount we could be required to pay in future periods is $429.0 million, of which $179.6 million is currently exercisable by the holders. If these rights are exercised, there would be an increase in net income attributable to Omnicom as a result of our increased ownership interest and the reduction of net income attributable to noncontrolling interests. The ultimate amount paid could be significantly different because the redemption amount depends on the future results of operations of the subject businesses, the timing of the exercise of these rights and changes in foreign currency exchange rates. Upon redemption, the difference between the estimated redemption value and the actual amount paid is recorded in additional paid-in capital.

(Dollars in tables in millions, except per share amounts.)

20. Commitments and Contingent Liabilities

In the ordinary course of business, we are involved in various legal proceedings. We do not expect that such proceedings will have a material adverse effect on our business, results of operations or financial condition.

21. Accumulated Other Comprehensive Income (Loss)

Changes in AOCI, net of income taxes:

	Cash Flow Hedge	Pension and Other Postemployment Benefits	Foreign Currency Translation	Total
January 1, 2023	$ (12.1)	$ (41.3)	$ (1,384.5)	$ (1,437.9)
Other comprehensive income (loss) before reclassifications	—	(4.8)	97.7	92.9
Reclassification from accumulated other comprehensive income (loss)	4.0	3.4	—	7.4
December 31, 2023	(8.1)	(42.7)	(1,286.8)	(1,337.6)
Other comprehensive income (loss) before reclassifications	**—**	**13.1**	**(158.6)**	**(145.5)**
Reclassification from accumulated other comprehensive income (loss)	**3.1**	**4.1**	**—**	**7.2**
December 31, 2024	**$ (5.0)**	**$ (25.5)**	**$ (1,445.4)**	**$ (1,475.9)**

22. Fair Value

Financial assets and liabilities measured at fair value on a recurring basis:

December 31, 2024	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	**$4,339.4**			**$ 4,339.4**
Marketable equity securities	**0.9**			**0.9**
Cross currency swaps - net investment hedge		**$ 9.3**		**9.3**
Liabilities:				
Foreign currency derivatives		**$ 0.1**		**$ 0.1**
Contingent purchase price obligations			**$ 220.1**	**220.1**
December 31, 2023				
Assets:				
Cash and cash equivalents	$4,432.0			$ 4,432.0
Marketable equity securities	0.9			0.9
Liabilities:				
Cross currency swaps - net investment hedge		$ 6.6		$ 6.6
Contingent purchase price obligations			$ 229.5	229.5

Changes in contingent purchase price obligations:

	December 31,	
	2024	2023
January 1	**$ 229.5**	$ 115.0
Acquisitions	**39.2**	217.4
Revaluation and interest	**(5.1)**	(36.1)
Payments	**(42.4)**	(67.7)
Foreign currency translation	**(1.1)**	0.9
December 31	**$ 220.1**	$ 229.5

(Dollars in tables in millions, except per share amounts.)

Carrying amount and fair value of our financial assets and liabilities:

	December 31,			
	2024		2023	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	**$ 4,339.4**	**$ 4,339.4**	$ 4,432.0	$ 4,432.0
Marketable equity securities	**0.9**	**0.9**	0.9	0.9
Non-marketable equity securities	**36.8**	**36.8**	6.7	6.7
Cross currency swaps - net investment hedge	**9.3**	**9.3**	—	—
Liabilities:				
Short-term debt	**$ 21.3**	**$ 21.3**	$ 10.9	$ 10.9
Foreign currency derivatives	**0.1**	**0.1**	—	—
Cross currency swaps - net investment hedge	**—**	**—**	6.6	6.6
Contingent purchase price obligations	**220.1**	**220.1**	229.5	229.5
Long-term debt	**6,035.3**	**5,664.9**	5,639.6	5,237.8

The estimated fair values of the cross-currency swaps and foreign currency derivative instruments are determined using model-derived valuations, taking into consideration foreign currency rates, interest rates, and counterparty credit risk. The estimated fair value of the contingent purchase price obligations is calculated in accordance with the terms of each acquisition agreement and is discounted. The fair value of long-term debt is based on quoted market prices.

23. Derivative Instruments and Hedging Activities

We manage our exposure to foreign exchange rate risk and interest rate risk through various strategies, including the use of derivative financial instruments. We use net investment hedges to manage the volatility of foreign exchange rates on the investment in our foreign subsidiaries. We may use forward foreign exchange contracts as economic hedges to manage the cash flow volatility arising from foreign exchange rate fluctuations related to foreign currency transactions. We do not use derivatives for trading or speculative purposes. Using derivatives exposes us to the risk that counterparties to the derivative contracts will fail to meet their contractual obligations. We manage that risk through careful selection and ongoing evaluation of the counterparty financial institutions based on specific minimum credit standards and other factors.

We evaluate the effects of changes in foreign currency exchange rates, interest rates and other relevant market risks on our derivatives. We periodically determine the potential loss from market risk on our derivatives by performing a value-at-risk, or VaR, analysis. VaR is a statistical model that uses historical currency exchange rate data to measure the potential impact on future earnings of our derivative financial instruments assuming normal market conditions. The VaR model is not intended to represent actual losses but is used as a risk estimation and management tool. Based on the results of the model, we estimate with 95% confidence a maximum one-day change in the net fair value of our derivative financial instruments at December 31, 2024 was not significant.

Foreign Currency Exchange Risk

As an integral part of our global treasury operations, we centralize our cash and use notional multicurrency pools to manage the foreign currency exchange risk that arises from imbalances between subsidiaries and their respective treasury centers. In addition, there are circumstances where revenue and expense transactions are not denominated in the same currency. In these instances, amounts are either promptly settled or hedged with forward foreign exchange contracts. To manage this risk, at December 31, 2024, we had outstanding forward foreign exchange contracts with an aggregate notional amount of $4.7 million. At December 31, 2023, there were no outstanding forward foreign exchange contracts.

Foreign currency derivatives are designated as fair value hedges; therefore, any gain or loss in fair value incurred on those instruments is recorded in results of operations and is generally offset by decreases or increases in the fair value of the underlying exposure. By using these financial instruments, we reduce financial risk of adverse foreign exchange changes by foregoing any gain which might occur if the markets move favorably. The terms of our forward foreign exchange contracts are generally less than 90 days.

(Dollars in tables in millions, except per share amounts.)

We have fixed-to-fixed cross currency swaps with a notional value of $150 million that hedge a portion of the net investment in our Japanese subsidiaries against volatility in the Yen/U.S. Dollar exchange rate. The swaps are designated and qualify as a hedge of a net investment in a foreign subsidiary and are scheduled to mature in 2025 and 2029. Changes in the fair value of the swaps are recognized in foreign currency translation and are reported in AOCI. Any gain or loss will remain in AOCI until the complete or substantially complete liquidation of our investment in the underlying operations. We have elected to assess the effectiveness of our net investment hedges based on changes in spot exchange rates. We receive net fixed U.S. Dollar interest payments from the swaps. We recorded a reduction of interest expense of $6.6 million in each of 2024 and 2023. At December 31, 2024, an asset of $9.3 million is recorded in other assets, and at December 31, 2023, a liability of $6.6 million is recorded in long-term liabilities, for the swap fair value.

Interest Rate Risk

We may use interest rate swaps to manage our interest cost and structure our long-term debt portfolio to achieve a mix of fixed rate and floating rate debt. In 2024 and 2023, we did not have any interest rate swaps. At December 31, 2024 and 2023, long-term debt consisted entirely of fixed-rate debt.

24. New Accounting Standards

On November 4, 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)* (“ASU 2024-03”), that requires, additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. We will adopt ASU 2024-03 for annual periods beginning on January 1, 2027, and for interim periods beginning on January 1, 2028. ASU 2024-03 affects financial statement disclosure only, and its adoption will not affect our results of operations or financial condition.

25. Subsequent Events

We have evaluated events subsequent to the balance sheet date and determined there have not been any events that have occurred that would require adjustment to or disclosure in the consolidated financial statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31, 2024
(In millions)

Description	Balance Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectible Receivables	Translation Adjustment Increase (Decrease)	Balance End of Period
Valuation accounts deducted from assets:					
Allowance for Doubtful Accounts:					
December 31, 2024	$ 17.2	$ (2.7)	$ 0.9	$ (0.4)	$ 15.0
December 31, 2023	24.7	(2.8)	(5.1)	0.4	17.2
December 31, 2022	21.7	6.1	(2.4)	(0.7)	24.7

Omnicom

Financial Performance

Return On Equity — 10 Year Average 43.3%



Percentage of Cumulative Net Income Returned to Shareholders — 10 Years
($in billions)



○   Percentage of Cumulative Net Income Returned to Shareholders – Cumulative Dividends Paid plus Cumulative Cost of Net Shares Repurchased divided by Cumulative Net Income.

◆   Cumulative Net Income – Omnicom Group Inc.

▮   Cumulative Dividends Paid.

▮   Cumulative Cost of Net Shares Repurchased – Payments for repurchases of common stock less proceeds from stock plans.

Omnicom

Financial Highlights

	2024	2023	2022	2021	2020
(In millions, except per share amounts)					
Operating Data:					
Revenue	**$15,689.1**	$14,692.2	$14,289.1	$14,289.4	$13,171.1
Operating Profit	**2,274.6**	2,104.7	2,083.3	2,197.9	1,598.8
Net Income – Omnicom Group Inc.	**1,480.6**	1,391.4	1,316.5	1,407.8	945.4
Net Income Per Share – Omnicom Group Inc.:					
Basic	**$7.54**	$6.98	$6.40	$6.57	$4.38
Diluted	**7.46**	6.91	6.36	6.53	4.37
Dividends Per Share	**$2.80**	$2.80	$2.80	$2.80	$2.60

In 2020, the COVID-19 pandemic negatively impacted our business and results of operations.

PERFORMANCE GRAPH

The graph below compares the cumulative total return on our common stock during the last five fiscal years with the Standard & Poor's 500 Composite Index and a peer group of publicly held corporate communications and marketing holding companies consisting of The Interpublic Group of Companies, Inc., WPP plc and Publicis Groupe SA. The graph shows the value at the end of each year of $100 invested in each of our common stock, the S&P 500 Index and the peer group. The graph assumes the reinvestment of dividends.

Returns depicted in the graph are not indicative of future performance.



Omnicom

Board Of Directors

John D. Wren
Chairman and Chief Executive Officer, Omnicom Group Inc.

Mary C. Choksi*
Former Founding Partner and Senior Managing Director,
Strategic Investment Group

Leonard S. Coleman, Jr.
Former President, National League of Professional Baseball Clubs

Mark D. Gerstein
Former Partner, Latham & Watkins LLP

Ronnie S. Hawkins
Partner, Global Infrastructure Partners

Deborah J. Kissire
Former Vice Chair and Regional Managing Partner, EY

Gracia C. Martore
Former President and Chief Executive Officer, TEGNA Inc.

Patricia Salas Pineda
Former Group Vice President of Hispanic Business Strategy,
Toyota Motor North America, Inc.

Linda Johnson Rice
Chief Executive Officer, Johnson Publishing Company

Cassandra Santos
Chief Technology Officer, Caliber

Valerie M. Williams
Former Southwest Assurance Managing Partner, EY

* Lead Independent Director

Committees Of The Board

Audit
Mary C. Choksi, Chair
Mark D. Gerstein
Deborah J. Kissire
Gracia C. Martore
Valerie M. Williams

Compensation
Gracia C. Matore, Chair
Mary C. Choksi
Leonard S. Coleman, Jr.
Ronnie S. Hawkins
Linda Johnson Rice

Finance
Deborah J. Kissire, Chair
Mark D. Gerstein
Patricia Salas Pineda
Cassandra Santos
Valerie M. Williams

Governance
Leonard S. Coleman, Jr., Chair
Ronnie S. Hawkins
Patricia Salas Pineda
Linda Johnson Rice

Corporate Leadership

John D. Wren*
Chairman and Chief Executive Officer

Daryl Simm*
President and Chief Operating Officer

Philip J. Angelastro*
Executive Vice President and Chief Financial Officer

Rita E. Rodriguez
Executive Vice President

Adrian Sapollnik
Executive Vice President, Strategy and Corporate Development

Paolo Yuvienco
Executive Vice President, Chief Technology Officer

Andrew L. Castellaneta
Senior Vice President, Chief Accounting Officer

Craig Cuyar
Senior Vice President and Global Chief Information Officer

Emily K. Graham
Senior Vice President, Chief Inclusion and Impact Officer

Louis F. Januzzi*
Senior Vice President, General Counsel and Secretary

Andrea Lennon
Chief Client Officer

Gregory H. Lundberg
Senior Vice President of Investor Relations

Peter L. Swiecicki
Senior Vice President, Finance and Controller

Rochelle M. Tarlowe
Senior Vice President and Treasurer

Karen van Bergen
Executive Vice President, Dean of Omnicom University and
Chief Environmental Sustainability Officer

John C. Wynne
Senior Vice President – Tax

* Executive Officer under Rule 3b-7

Omnicom

Corporate Information

Principal Executive Offices

Omnicom Group Inc.
280 Park Avenue
New York, New York 10017
Tel: (212) 415-3600

Omnicom Group Inc.
1055 Washington Boulevard
Stamford, Connecticut 06901
Tel: (203) 618-1500

Omnicom Group Inc.
525 Okeechobee Boulevard
Suite 870
West Palm Beach, Florida 33401
Tel: (561) 207-2200

Omnicom Europe Limited
Bankside 3
90-100 Southwark Street
London, SE1 0SW
United Kingdom
Tel: +44(0) 20 7298 7007

Omnicom Asia Pacific – Singapore
Creative Centre At Pico
Lobby B Level 9
20 Kallang Avenue
Singapore 339411
Tel: +65 6671 4417

www.omnicomgroup.com

Annual Meeting
The Annual Meeting of Shareholders will be
held on Tuesday, May 6, 2025, at
10 A.M. Eastern Daylight Time
via live webcast at
www.virtualshareholdermeeting.com/OMC2025

SEC Certifications
The certifications by the Chairman and Chief Executive Officer
and the Executive Vice President and Chief Financial Officer of
Omnicom Group Inc., required under Sections 302 and 906 of
the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the
company's 2024 Annual Report on Form 10-K.

NYSE Certification
After the 2025 Annual Meeting of Shareholders, Omnicom
intends to file with the New York Stock Exchange (NYSE) the
CEO certification regarding Omnicom's compliance with the
NYSE's corporate governance listing standards as required by
NYSE rule 303A.12. Last year, the Chairman and Chief Executive
Officer of Omnicom submitted this certification to the NYSE on
June 6, 2024

Stock Listing
Omnicom common stock is traded on the New York Stock
Exchange. The ticker symbol is OMC.

Transfer Agent & Registrar
Equiniti Trust Company, LLC
EQ Shareowner Services
PO Box 64854, St. Paul, Minnesota 55164-0854
www.shareowneronline.com

Stock Transfer Matters/Change Of Address
To assist you in handling matters relating to stock transfer or
change of address, please write to or call our transfer agent:
EQ Shareowner Services
PO Box 64854, St. Paul, Minnesota 55164-0854
Tel: 800.468.9716
Or, by courier to:
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100

Independent Auditors
KPMG LLP
345 Park Avenue
New York, New York 10154

Printed on Recycled Paper
